As confidentially submitted to the Securities and Exchange Commission on February 14, 2025 pursuant to the Jumpstart our Business Startups Act of 2012.

As filed with the Securities and Exchange Commission on February 14, 2025

Registration No. [*]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Edison Oncology Holding Corp.

(Exact name of registrant as specified in its charter)

Nevada	2836	83-1614120
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3475 Edison Way, Suite R

Menlo Park, CA 94025

(650) 690-1927

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

National Registered Agents, Inc.

701 S Carson Street, Suite 200

Carson City, NV 89701

1-617-272-7058

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

[Insert Law Firm]	[Counsel for Underwriter]

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED FEBRUARY 14, 2025

[*]

Shares of Common Stock

We are offering               shares of our common stock. This is our initial public offering, and no public market currently exists for shares of our common stock. We expect the initial public offering price to be between $             and $             per share. We intend to apply to list our common shares on the NYSE American under the symbol “[*]”

We are an “emerging growth company” and a “smaller reporting company” as defined under federal securities laws, and, as such, will be subject to reduced public company reporting requirements for this prospectus and future filings. See the section titled “Prospectus Summary—Implications of Being an Emerging Growth Company and a Smaller Reporting Company.” Investing in our common stock involves risks. See the section titled “Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

IN REVIEWING THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED IN THE SECTION TITLED “RISK FACTORS” BEGINNING ON PAGE 8 OF THIS PROSPECTUS. INVESTORS SHOULD ONLY CONSIDER AN INVESTMENT IN THESE SECURITIES IF THEY CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Per Share	Total
Public offering price	$	$
Underwriting discounts (1)	$	$
Underwriter’s Warrants (2)	$	$
Proceeds to us before offering expenses (3)	$	$

(1)	In addition to the underwriting discounts and commissions, we have agreed to reimburse the underwriter for certain expenses, including a non-accountable expense allowance equal to % of the gross proceeds we receive in this offering. See “Underwriting” on page 108 of this prospectus for a description of these arrangements.
(2)	The Underwriter’s Warrants will represent the right to purchase % of the aggregate number of shares of common stock sold in this offering, excluding the overallotment option, at an exercise price equal to % of the offering price per share
(3)	We estimate the total expenses of this offering will be approximately $ . Upon closing, we have also agreed to reimburse $ of the underwriter’s expenses relating to the offering, including for road show, diligence, and legal expenses.

We have granted the underwriter a 45-day option to purchase up to additional shares of Common Stock at the initial public offering price less applicable underwriting discounts. The amount of offering proceeds to us presented in the table above does not give effect to any exercise of this over-allotment option (if any). See “Underwriting” on page 108 of this prospectus for a description of these arrangements.

The underwriter expects to deliver our shares to purchasers in this offering on or about , 2025, subject to satisfaction of customary closing conditions.

[UNDERWRITER]

The date of this prospectus is          , 2025

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

For investors outside of the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States. Orotecan® is our trademark and is used in this prospectus. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, our trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbol, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to these trademarks and tradenames.

i

PROSPECTUS SUMMARY

This summary is not complete and does not contain all of the information you should consider before investing in the securities offered by this prospectus. Before making an investment decision, you should read the entire prospectus, and any prospectus supplement, carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes to the financial statements included elsewhere in this prospectus. Prior to purchasing our securities in this offering, we strongly urge each potential investor to obtain legal and tax advice as to the potential tax and other effects to the investor as a result of purchasing such securities. Unless the context of this prospectus indicates otherwise, the terms “Edison,” “the Company,” “we,” “us” or “our” refer to Edison Oncology Holding Corp.

Overview

We are a clinical-stage biopharmaceutical company focused on developing innovative small-molecule therapies for cancer. Since inception, we have built a pipeline of unique product candidates designed to address significant unmet medical needs in oncology.

Our development strategy prioritizes treatment opportunities that may qualify for accelerated marketing approval under the U.S. Food and Drug Administration’s (FDA) expedited approval pathway for serious conditions (21 CFR Part 314, Subpart H). This approach enables us to pursue initial marketing approval based on a single-arm clinical trial, with subsequent large, randomized studies post-approval to support full FDA clearance and global marketing authorization.

Where applicable, we leverage existing clinical and preclinical safety and efficacy data to support regulatory submissions under the U.S. Food, Drug & Cosmetic (FD&C) Act Sec. 505(b)(2). This regulatory pathway allows us to reference prior research conducted by others, even without direct licensing rights, potentially reducing development risks, costs, and time to market.

To maximize market exclusivity, we seek orphan drug designation and pursue new patent filings. The U.S. Orphan Drug Act grants seven years of market exclusivity for designated drugs following FDA approval, independent of patent status. Similar legislation exists in other regions, such as the European Union, where orphan drugs receive ten years of market exclusivity.

We believe our approach has the potential to significantly accelerate development timelines while minimizing costs and regulatory risks, ultimately reducing the time and cost to provide new novel cancer therapies to patients.

1

Product Candidates

Product Candidate	Therapeutic Indication	Stage of Development
EO3001 (mitochondrial targeting agent)	ARID1A-mutant cancers including ovarian clear cell carcinoma (OCCC) and other solid tumors

We are leveraging established safety and pharmacokinetic data from prior clinical trials involving more than 1000 patients combined with a new understanding of the biological mechanism of EO3001. We have completed cGMP manufacturing to support initiation of new clinical trials to launch in first half of 2025.

EO4426 (POL-α/RNR Inhibitor)	Recurrent solid tumors & hematologic malignancies

We are leveraging established safety and pharmacokinetic data from prior clinical trials involving more than 300 patients. Anticipated Phase 1-2A trial to explore the safety and anti-cancer activity of EO4426 in oral dosage form in solid tumors and hematologic malignancies anticipated H2 2025.

Orotecan® (oral irinotecan HCl)	Recurrent or refractory pediatric & adult cancers.	Ongoing Phase 1-2a multi-center clinical trial (NCT04337177) seeks to examine the safety and tolerability of this novel oral formulation and assess pharmacokinetics compared to an already established oral regimen.

EO1001 (oral brain-penetrant panErbB inhibitor)	Recurrent solid tumors & brain metastases	Phase 2 clinical trial with EO1001 as a potential treatment for recurrent solid tumors in collaboration with Senz Oncology Pty Ltd. and Apollomics, Inc. currently ongoing in Australia (ACTRN12620000583943).

2

EO3001:

EO3001 is a novel targeted small-molecule drug candidate that has been demonstrated to have potent and selective activity against ARID1A deficient cancer cells. EO3001 has been studied in prior clinical trials involving more than 1000 patients, which established a baseline understanding of the safety and pharmacokinetic profile. A new understanding of the drug’s biological mechanism has led us to re-focus the development of EO3001 as a potential new treatment for patients whose cancers harbor ARID1A deficiencies. Mutations in ARID1A are associated with treatment resistance and poor outcomes in several cancers including gynecologic malignancies, breast cancer, gastric cancer, colorectal cancer and pancreatic cancer. We have completed drug manufacturing and prepared regulatory documentation to initiate new human clinical trials with EO3001.

EO4426:

We have entered into an exclusive evaluation and option agreement with Valent Technologies, LLC to evaluate EO4426 (tezacitabine). EO4426 is an orally bioavailable, central nervous system (CNS)-penetrant, small molecule inhibitor of Pol α and ribonucleotide reductase (RNR) that was previously studied as both an intravenous and oral formulation in multiple Phase 1 and Phase 2 clinical trials involving more than 400 patients. We plan to re-initiate clinical studies with EO4426 in a Phase 1-2a trial to further explore the safety and anti-cancer activity of the EO4426 oral dosage form in solid tumors and hematologic malignancies, including in patients whose tumors have recurred following treatment with FDA-approved RNR inhibitors.

Orotecan®:

Orotecan® (oral irinotecan HCl, VAL-413) is a novel oral formulation of irinotecan hydrochloride, an intravenous topoisomerase inhibitor approved by the FDA for the treatment of colorectal cancer and also used as a single agent or in combination therapy regimens in the treatment of a several types of cancer including gastric cancers, neuroendocrine and adrenal tumors, pancreatic cancer, small cell lung cancer, cervical cancer, ovarian cancer, esophageal cancer, soft tissue sarcomas and bone cancer. Orotecan’s oral formulation has been developed in collaboration with cancer clinicians to improve tolerability and patient compliance in the treatment of rare childhood tumors, with an opportunity to expand into major adult cancers. We are currently conducting a Phase 1-2 human clinical trial with Orotecan as a potential treatment for recurrent pediatric cancers in collaboration with Valent Technologies, LLC. Data to date suggest equivalent pharmacokinetic properties for Orotecan’s novel formulation in comparison to an already established dosing regimen of unformulated intravenous irinotecan given orally.

EO1001:

EO1001 is a first-in-class, novel, patented, oral, brain-penetrating, irreversible pan-ErbB inhibitor targeting EGFR (ErbB1), HER2 (ErbB2) and HER4 (ErbB4) kinases. ErbB kinase receptors are over-expressed or mutated in many cancers, including breast cancer, ovarian cancer and non-small cell lung cancer. We are currently conducting a Phase 1-2 clinical trial with EO1001 as a potential treatment for recurrent solid tumors in collaboration with Senz Oncology Pty Ltd., and Apollomics, Inc. We have established a maximum tolerated dose; data to date support clinical activity against solid tumors harboring ErbB mutations.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For so long as we remain an emerging growth company, we may take advantage of relief from certain reporting requirements and other burdens that are otherwise applicable generally to public companies. These provisions include:

●	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

●	an exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, in the assessment of our internal control over financial reporting;

●	reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements and registration statements;

●	exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements; and

●	an exemption from compliance with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on financial statements.

3

We may take advantage of these provisions until the last day of the fiscal year ending after the fifth anniversary of the completion of this offering or such earlier time that we no longer qualify as an emerging growth company. We will cease to qualify as an emerging growth company on the date that is the earliest of: (1) the last day of our fiscal year in which we have more than $1.235 billion in total annual gross revenues, (2) the last day of the fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act of 1933, (3) the date on which we have, during the previous three year period, issued more than $1 billion in non-convertible debt; or (4) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. We will be deemed to be a “large accelerated filer” at such time that we (a) have an aggregate worldwide market value of our common stock held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (b) have been required to file annual and quarterly reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act, for a period of at least 12 months and (c) have filed at least one annual report pursuant to the Exchange Act. We may choose to take advantage of some but not all of these reduced reporting burdens. We have taken advantage of certain reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than you might obtain from other public companies in which you hold equity interests.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies, which may make comparison of our financials to those of other public companies more difficult. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. In addition, it is possible that some investors will find our common stock less attractive as a result of these elections, which may result in a less active trading market for our common stock and higher volatility in our share price.

We are also a “smaller reporting company” as defined under the Exchange Act. We may continue to be a smaller reporting company for so long as either (i) the market value of our common stock held by non-affiliates is less than $250 million as of the last business day of our most recently completed second fiscal quarter or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our common stock held by non-affiliates is less than $700 million as of the last business day of our most recently completed second quarter. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and have reduced disclosure obligations regarding executive compensation, and, similar to emerging growth companies, if we are a smaller reporting company with less than $100 million in annual revenue, we would not be required to obtain an attestation report on internal control over financial reporting issued by an independent registered public accounting firm.

4

RISK FACTORS SUMMARY

The Company faces many risks and uncertainties, as more fully described in this prospectus. Some of these risks and uncertainties are summarized below. The summary below does not contain all of the information that may be important to you, and you should read this summary together with the more detailed discussion of these risks and uncertainties contained in the Section entitled “Risk Factors.”

Risks Related to this Offering

●	We have broad discretion in how we use the proceeds of this offering and may not use these proceeds effectively, which could affect our results of operations and cause our common stock to decline.
●	If our stock price fluctuates after the offering, you could lose a significant part of your investment.
●	Future sales of a significant number of our shares of common stock in the public markets, or the perception that such sales could occur, could depress the market price of our shares of common stock.

Risks Related to Our Financial Position and Need for Additional Capital

●	We have incurred significant losses since inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.
●	We will need substantial additional funding. If we are unable to raise capital when needed, we will be forced to delay, reduce, eliminate or prioritize among our research and product development programs or future commercialization efforts.
●	Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates we may develop.
●	Our short operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.
●	We have never generated revenue from product sales and may never become profitable.
●	The Company has determined that there is substantial doubt about our ability to continue as a going concern.
●	Our cash and the proceeds of this offering will only fund our operations for a limited time, and we will need to raise additional capital to fund our pre-clinical and clinical trials and to support our development and commercialization efforts for our product candidates.

Risks Related to Discovery, Development and Commercialization

●	If we are unable to advance our current or future product candidates through clinical trials, obtain marketing approval and commercialize any product candidates we develop, or experience significant delays in doing so, our business will be materially harmed.
●	The regulatory approval processes of the FDA, EMA, TGA and comparable foreign authorities are lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.
●	We are currently and may in the future conduct clinical trials for product candidates outside the United States, and the FDA and comparable foreign regulatory authorities may not accept data from such trials.
●	The results of early-stage clinical trials and preclinical studies may not be predictive of future results. Initial success in our ongoing clinical trials may not be indicative of results obtained when these trials are completed or in later stage trials.
●	If we encounter difficulties enrolling patients in clinical trials, our clinical development activities could be delayed or otherwise adversely affected, which could adversely affect our business, financial condition, results of operations and prospects.
●	Even if we complete the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time-consuming and uncertain and may prevent us or our potential future collaboration partners from obtaining approvals for the commercialization of any product candidate we develop.
●	We face significant competition and if our competitors develop and market products that are more effective, safer or less expensive than the product candidates we develop, our commercial opportunities will be negatively impacted.

Risks Related to Reliance On Third Parties

●	We will depend on third parties for the development and commercialization of our current and future product candidates. Our current and future collaborators may control aspects of our clinical trials, which could result in delays or other obstacles in the commercialization of the product candidates we develop. If our collaborations are not successful, we may not be able to capitalize on the market potential of these product candidates.
●	If conflicts arise between us and our collaborators or strategic partners, these parties may act in a manner adverse to us and could limit our ability to implement our strategies.

5

Risks Related to Intellectual Property

●	Intellectual property is critical to our business and our success in part depends on our ability to maintain, protect, and expand our portfolio of intellectual property rights.
●	The intellectual property landscape in the field of oncology therapeutics is crowded, and third parties may initiate legal proceedings alleging that we are infringing, misappropriating, or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.
●	Our development and commercialization rights to our current and future product candidates and technology may be subject, in part, to the terms and conditions of licenses granted to us by others.

Risks Related To Employee Matters, Managing Our Growth And Other Risks Related To Our Business.

●	We are highly dependent on our key personnel, and if we are not successful in attracting, motivating and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.
●	We face risks related to health epidemics, pandemics and other widespread outbreaks of contagious disease, which could significantly disrupt our operations, impact our financial results or otherwise adversely impact our business.
●	Our future ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

Risks Related to Data Privacy and Information Security

●	If our information technology systems, or those used by our CROs, CMOs, clinical sites or other contractors or consultants with whom we work, or our data, are or were compromised again, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or action, litigation, fines and penalties, disruptions of our business operations, reputational harm and other adverse consequences.
●	Our business is dependent on the integrity of information technology systems and failure of such systems could disrupt our business.
●	The use of new and evolving technologies, such as Artificial Intelligence or AI in our operations may require us to expend material resources and may present risks and challenges that can impact our business, including by posing security and other risks to our confidential information, proprietary information and personal information, any of which may result in reputational harm and liability, or otherwise adversely affect our business.

Risks Related to This Offering, Ownership of our Common Stock and our Status as a Public Company.

●	An active public trading market for our common stock may not develop or be sustained.
●	Our stock price may be extremely volatile, and your investment in our common stock could suffer a decline in value.
●	An active trading market for our common stock may not develop and you may not be able to resell your shares of our common stock at or above the initial offering price, if at all.
●	A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.
●	Our executive officers, directors and their affiliates, if they choose to act together, have the ability to significantly influence all matters submitted to stockholders for approval.
●	Concentration of ownership of our common stock among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.
●	We are an “emerging growth company” and a “smaller reporting company” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies and smaller reporting companies, our common stock may be less attractive to investors.
●	Our initial public offering price is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock. If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of your investment.
●	Our management has broad discretion in the use of the net proceeds from this offering, and our use of the net proceeds may not enhance our operating results or the price of our common stock.
●	We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.
●	We do not intend to pay dividends in the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.
●	We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

6

Corporate Information

We are a Nevada corporation, originally incorporated in July 2018. Our principal corporate office in the United States is at 3475 Edison Way, Suite R Menlo Park, California, 94025 telephone: 650-690-1927. Our internet address is www.edisononcology.com. The information contained on, or accessible through, our website is not incorporated by reference into this prospectus. We have included our website in this prospectus solely as an inactive textual reference.

THE OFFERING

Common stock offered by us	shares.

Underwriters’ option to purchase additional shares	We have granted the underwriters an option for a period of 45 days to purchase up to additional shares.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares).

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million, (or approximately $ million if the underwriters exercise in full their option to purchase up to additional shares of common stock), assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, (i) to fund research and development activities related to the clinical development of our product candidates, (ii) other research and development activities, (iii) working capital and (iv) other general corporate purposes. See the section titled “Use of Proceeds” beginning for additional information.

Risk factors	You should read the section titled “Risk Factors” for a discussion of factors you should consider carefully, together with all the other information included in this prospectus, before deciding to invest in our common stock.

Proposed NYSE American symbol	“[*]”

The number of shares of our common stock to be outstanding after this offering is based on 10,167,113 shares of our common stock outstanding as of January 1, 2025, which includes giving effect to the conversion 2,198,413 shares of common stock underlying outstanding convertible debt securities (based on an assumed conversion of all principal and accrued interest of such instruments as of January 1, 2025 (i) on a voluntary basis with respect to the Series C Convertible Notes and Series D Convertible Notes and (ii) pursuant to a financing with respect to the Series B Convertible Notes where the fully diluted capital calculation yields a lower price per share, and each without discount which may result from the sale of shares pursuant to the initial public offering contemplated by this Registration Statement), but excluding:

●	641,950 shares of our common stock issuable upon the exercise of options outstanding as of January 1, 2025 under our Amended and Restated 2021 Omnibus Equity Incentive Plan, or at a weighted-average exercise price of $1.52 per share;

●	1,347,225 shares of our common stock available for future issuance as of January 1, 2025 under the Amended and Restated 2021 Omnibus Equity Incentive Plan; and

●	508,978 shares of common stock issuable upon the exercise of outstanding warrants having a weighted average exercise price of $1.56 per share (with such average exercise price excluding 64,451 warrants issued with the Series B Convertible notes, which exercise price will be equal to 85% of the price paid per share of common stock in the initial public offering pursuant to this Registration Statement).

7

Unless otherwise indicated, all information contained in this prospectus, including the number of shares of common stock that will be outstanding after this offering, assumes or gives effect to:

●	the conversion of all outstanding convertible debt securities into 2,198,413 shares of our common stock, based on an assumed conversion of all principal and accrued interest of such instruments as of January 1, 2025 (i) on a voluntary basis with respect to the Series C Convertible Notes and Series D Convertible Notes and (ii) pursuant to a financing with respect to the Series B Convertible Notes where the fully diluted capital calculation yields a lower price per share, and each without discount which may result from the sale of shares pursuant to the initial public offering contemplated by this Registration Statement);

●	no exercise of the outstanding options referred to above after January 1, 2025;

●	no exercise of the outstanding warrants referred to above after January 1, 2025;

●	no exercise of the underwriter warrants being issued in this offering; and

●	no exercise by the underwriters of their option to purchase additional shares of our common stock.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus before deciding whether to invest in our securities. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial may also impair our business operations. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event you may lose all or part of your investment.

Risk Related to this Offering.

We have broad discretion in how we use the proceeds of this offering and may not use these proceeds effectively, which could affect our results of operations and cause our common stock to decline.

We will have considerable discretion in the application of the net proceeds of this offering. We intend to use the net proceeds from this offering primarily to continue our clinical trials related to our product candidates, pre-clinical studies, research and development, and working capital. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the net proceeds of this offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

If our stock price fluctuates after the offering, you could lose a significant part of your investment.

The market price of our common stock could be subject to wide fluctuations in response to, among other things, the risk factors described in this prospectus, and other factors beyond our control, such as fluctuations in the valuation of companies perceived by investors to be comparable to us. Furthermore, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political, and market conditions, such as recessions, interest rate changes or international currency fluctuations, may negatively affect the market price of our common stock. In the past, many companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

8

Future sales of a significant number of our shares of common stock in the public markets, or the perception that such sales could occur, could depress the market price of our shares of common stock.

Sales of a substantial number of our shares of common stock in the public markets, or the perception that such sales could occur, could depress the market price of our shares of common stock and impair our ability to raise capital through the sale of additional equity securities. A substantial number of shares of common stock are being offered by this prospectus. We cannot predict the number of these shares that might be sold nor the effect that future sales of our shares of common stock, including shares issuable upon the exercise of outstanding warrants, would have on the market price of our shares of common stock.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses since inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

Since inception, we have incurred significant operating losses. We had a net loss of $[●] million and $4.1 million for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, we had an accumulated deficit of $[●] million. We have financed our operations primarily through private placements of our securities and through the licensing or sale of certain of our assets. Substantially all of our losses have resulted from expenses incurred in connection with our research and development and from general and administrative costs associated with our operations. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. The net losses we incur may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially as we:

●	continue our research programs related to our product candidates;

●	seek to identify and license or acquire additional research programs and product candidates;

●	initiate preclinical studies, clinical trials and continue the development of our product candidates;

●	maintain, expand, enforce, defend and protect our intellectual property portfolio and provide reimbursement of third-party expenses related to our patent portfolio;

●	seek marketing approvals for any product candidates that successfully complete clinical trials;

●	develop, maintain and enhance a sustainable, scalable, reproducible and transferable manufacturing process for the product candidates we may develop;

●	hire additional employees;

●	hire clinical and commercial personnel;

●	add operational, financial and management information systems and personnel, including personnel to support our product development;

●	acquire or in-license product candidates, intellectual property and technologies;

●	establish and maintain collaborations;

●	should we decide to do so, build and maintain a commercial-scale current Good Manufacturing Practices, or cGMP, manufacturing facility; and

●	operate as a public company.

To generate revenue we must develop and, either directly or through collaborators, eventually commercialize a therapy or therapies with market potential. This will require us to be successful in a range of challenging activities, including identifying product candidates, completing preclinical studies and clinical trials of product candidates, obtaining marketing approval for these product candidates, manufacturing, marketing and selling those therapies for which we may obtain marketing approval and satisfying any post-marketing requirements. We may never succeed in these activities and, even if we do, may never generate revenues that are significant or large enough to achieve profitability.

9

We have transitioned from research and development to early preclinical and clinical development for our most advanced potential product candidate. Because of the numerous risks and uncertainties associated with developing our product candidates, we are unable to predict the extent of any future losses or when we will become profitable, if at all. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

We will need substantial additional funding. If we are unable to raise capital when needed, we will be forced to delay, reduce, eliminate or prioritize among our research and product development programs or future commercialization efforts.

We expect our expenses to continue to increase in connection with our ongoing activities, particularly as we identify, continue the research and development of, initiate preclinical studies and clinical trials of, and seek marketing approval for product candidates. Because we have limited financial and managerial resources, we have prioritized our research programs and lead optimization efforts in specific indications among many potential options. Specifically, our initial development programs target orphan cancer indications including Ewing sarcoma and ovarian clear cell carcinoma, amongst others. As a result of this prioritization, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater clinical or commercial potential and we may need to reprioritize our focus in the future. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable therapies.

In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of a collaborator. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and product development programs or future commercialization efforts.

As of December 31, 2024, and December 31, 2023, our working capital was $[●] million and ($4.8 million), respectively. We estimate that the net proceeds of this offering will be approximately $[*], assuming an initial public offering price of $[*]  per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We expect that the net proceeds from this offering, together with our existing cash and cash equivalents and short-term investments will enable us to fund our operating expenses and capital expenditure requirements for at least the next [*] months. However, our operating plan may change as a result of factors currently unknown to us, and we may need to seek funding sooner than planned. Our future capital requirements will depend on many factors, including those discussed in the risk factor entitled “We have incurred significant losses since inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.”

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize any product candidates we may develop. We cannot be certain that additional funding will be available on acceptable terms or at all. We have no committed source of additional capital and, if we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of any product candidates or other research and development initiatives. Our license and collaboration agreements and any future collaboration agreements may also be terminated if we are unable to meet the payment or other obligations under the agreements. We could be required to seek collaborators for potential product candidates earlier than we would otherwise plan or on terms that are less favorable than might otherwise be available. We could also be required to relinquish or license our rights to product candidates on unfavorable terms in certain markets where we otherwise would seek to pursue development or commercialization ourselves.

10

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates we may develop.

Until such time, if ever, as we can generate substantial revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, declaring dividends and possibly other restrictions. In addition, if we raise funds through additional license and collaboration agreements, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights related to our intellectual property, technologies, future revenue streams, research programs, product candidates, or we may have to grant licenses on terms that may not be favorable to us.

Our short operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We are an early-stage company. We were founded and commenced operations in 2018. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, acquiring and developing our proposed drug candidates. All of our programs are still in the research or preclinical and clinical stage of development and their risk of failure is high. We have not yet demonstrated an ability to successfully complete any clinical trials, including large-scale, pivotal clinical trials, obtain marketing approvals, manufacture a commercial-scale therapy, arrange for a third party to do so on our behalf or conduct sales and marketing activities necessary for successful commercialization. Typically, it takes about 10 to 15 years to develop a new therapy from the time it is discovered to when it is available for treating patients.

Our limited operating history may make it difficult to evaluate our technology and industry and predict our future performance. Our short history as an operating company makes any assessment of our future success or viability subject to significant uncertainty. We will encounter risks and difficulties frequently experienced by early-stage companies in rapidly evolving fields. If we do not address these risks successfully, our business will suffer.

In addition, as a new business, we may encounter other unforeseen expenses, difficulties, complications, delays, and other known and unknown factors. We will need to transition from a company with a research focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

We have never generated revenue from product sales and may never become profitable.

Our ability to generate revenue and achieve profitability depends on our ability, alone or with collaborative partners, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, product candidates we may identify for development. We do not anticipate generating revenues from product sales for many years, if ever. Our ability to generate future revenues depends heavily on our, or our collaborators’, ability to successfully:

●	develop our product candidates;

●	obtain regulatory and marketing approvals for our product candidates for which we complete clinical trials;

●	launch and commercialize any product candidates for which we may obtain regulatory and marketing approval by establishing a sales force, marketing and distribution infrastructure, or alternatively, collaborating with a commercialization partner;

11

●	qualify for adequate coverage and reimbursement by government and third-party payors for any product candidates we decide to commercialize;

●	establish and maintain supply and manufacturing relationships with third parties that can provide adequate, in both amount and quality, products and services to support our pre-clinical and clinical development as well as the market demand for any product candidates we commercialize;

●	develop, maintain and enhance a sustainable, scalable, reproducible and transferable manufacturing process for the product candidates we may develop;

●	address competing technological and market developments;

●	negotiate favorable terms in any collaboration, licensing or other arrangements into which we may enter and performing our obligations pursuant to such agreements;

●	receive market acceptance by physicians, patients, healthcare payors, and others in the medical community;

●	maintain, protect, enforce, defend and expand our portfolio of intellectual property and other proprietary rights, including patents, trade secrets and know-how;

●	defend against third party intellectual property claims of infringement, misappropriation or other violation; and

●	attract, hire and retain qualified personnel.

Our expenses could increase beyond expectations if we are required by the U.S. Food and Drug Administration, or the FDA, the European Medicines Agency, or the EMA, the Therapeutic Goods Administration of Australia or TGA or other foreign regulatory authorities having jurisdiction over our clinical and other studies in addition to those that we undertake in the future. Even if one or more of our product candidates is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Additionally, such products may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives. Even if we can generate revenues from the sale of any approved product candidates, we may not become profitable and may need to obtain additional funding to continue operations.

The Company has determined that there is substantial doubt about our ability to continue as a going concern.

As described in Note 1 of our accompanying audited consolidated financial statements, the Company has determined that there is substantial doubt that we can continue as an ongoing business for the next twelve months after issuance of their report based on our current development plans and our operating requirements and us having suffered recurring losses from operations and having a net capital deficiency. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. Such adjustments could be material. If we cannot raise the necessary capital to continue as a viable entity, we could experience a material adverse effect on our business and our stockholders may lose some or all of their investment in us.

Our cash and the proceeds of this offering will only fund our operations for a limited time, and we will need to raise additional capital to fund our pre-clinical and clinical trials and to support our development and commercialization efforts for our product candidates.

If we do not succeed in raising additional funds on acceptable terms, we will be unable to complete our planned pre-clinical and clinical trials or obtain approval of our product candidates from the FDA, EMA, TGA or other applicable regulatory authorities. In addition, we could be forced to delay, discontinue or curtail product development, forego sales and marketing efforts, and forego licensing in attractive business opportunities. We estimate that we will require substantial additional capital for the completion of our planned pre-clinical and clinical trials and other expenditures that we will need to incur in order to file our initial New Drug Application or NDA.

12

We will also need to raise additional capital to expand our business to meet our long-term business objectives.

We believe that our existing cash and the anticipated net proceeds from this offering will be sufficient in the aggregate to meet our anticipated cash requirements for at least the next twelve months. We will, however, require additional financing as we continue to execute our business strategy, including that we will require additional funds for the initiation of enrollment of patients and completion of our initial clinical trial, which is the primary use of funds in this financing. Our liquidity may be negatively impacted as a result of research and development cost increases in addition to general economic and industry factors. We anticipate that, to the extent that we require additional liquidity, it will be funded through the incurrence of other indebtedness, additional equity financings or a combination of these potential sources of liquidity. In addition, we may raise additional funds to finance future cash needs through grant funding and/or corporate collaboration and licensing arrangements. If we raise additional funds by issuing equity securities or convertible debt, our stockholders will experience dilution. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish valuable rights to our products, future revenue streams or product candidates or to grant licenses on terms that may not be favorable to us. The covenants under future credit facilities may limit our ability to obtain additional debt financing. We cannot be certain that additional funding will be available on acceptable terms, or at all. Any failure to raise capital in the future could have a negative impact on our financial condition and our ability to pursue our business strategies

Our present and future capital requirements will depend on many factors, including:

●	the outcome, timing and cost of our pre-clinical and clinical trial to obtain regulatory approval for our proposed products in the United States or other foreign jurisdictions;

●	the degree and rate of market adoption of our products, if approved;

●	the emergence of new, competing technologies and products;

●	the costs of R&D activities we undertake to develop new products and indications;

●	the costs of commercialization activities, including sales, marketing and manufacturing;

●	the costs of building an internal sales force meeting our requirements for the marketing and sale of our product candidates, if approved;

●	our ability to collaborate with third parties on the development and commercialization of our product candidates and products;

●	the level of working capital required to support our growth; and

●	our need for additional personnel, information technology or other operating infrastructure to support our growth and operations as a public company.

We do not currently have any arrangements or credit facilities in place as a source of funds, and there can be no assurance that we will be able to raise sufficient additional capital on acceptable terms, or at all. If we are not able to secure additional funding, or if funding is not available on satisfactory terms, or is not available at all, we may be required to delay, scale back or eliminate the development of business opportunities and our operations and financial condition may be materially adversely affected. If we choose to pursue additional indications and/or geographies for any of our products or product candidates or otherwise expand more rapidly than we presently anticipate, we may also need to raise additional capital sooner than expected.

13

Risks Related to Discovery, Development and Commercialization

If we are unable to advance our current or future product candidates through clinical trials, obtain marketing approval and commercialize any product candidates we develop, or experience significant delays in doing so, our business will be materially harmed.

Our ability to generate product revenues, which we do not expect will occur for several years, if ever, will depend heavily on the successful development and eventual commercialization of the product candidates we develop, which may never occur. Our current product candidates, and any future product candidates we develop, will require additional preclinical and clinical development, management of clinical, preclinical and manufacturing activities, marketing approval in the United States and other markets, demonstrating effectiveness to pricing and reimbursement authorities, obtaining sufficient manufacturing supply for both clinical development and commercial production, building of a commercial organization, and substantial investment and significant marketing efforts before we generate any revenues from product sales. The success of our current and future product candidates will depend on several factors, including the following:

●	successful completion of preclinical studies and clinical trials;

●	sufficiency of our financial and other resources to complete the necessary preclinical studies and clinical trials;

●	acceptance of INDs or foreign equivalents for our planned and future clinical trials;

●	successful enrollment and completion of clinical trials;

●	data from our clinical programs that supports an acceptable risk-benefit profile of our product candidates in the intended populations;

●	receipt of regulatory and marketing approvals from applicable regulatory authorities;

●	establishing agreements with third-party manufacturers for clinical supply for our clinical trials and commercial manufacturing, if our product candidate is approved;

●	entry into collaborations to further the development of our product candidates;

●	obtaining and maintaining patent and trade secret protection or regulatory exclusivity for our product candidates;

●	successfully launching commercial sales of our product candidates, if and when approved;

●	acceptance of the product candidate’s benefits and uses, if and when approved, by patients, the medical community and third-party payors;

●	maintaining a continued acceptable safety profile of the product candidates following approval;

●	effectively competing with other therapies; and

●	enforcing and defending intellectual property rights and claims.

If we are not successful with respect to one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize the product candidates we develop, which would materially harm our business. If we do not receive marketing approvals any of the product candidates we develop, we may not be able to continue our operations.

14

Preclinical and clinical development is uncertain. Our preclinical and clinical programs may experience delays or may never advance to later stage trials, which would adversely affect our ability to obtain regulatory approvals or commercialize these programs on a timely basis or at all, which would have an adverse effect on our business.

In order to obtain the approval from the FDA, or similar foreign regulatory authorities, to market a new pharmaceutical product we must demonstrate proof of safety, potency and efficacy in humans. To meet these requirements, we will have to conduct adequate and well-controlled clinical trials. Before we can commence clinical trials for a product candidate, we must complete extensive preclinical testing and studies that support our planned INDs in the United States or other jurisdictions. We cannot be certain of the timely completion or outcome of our preclinical testing and studies and cannot predict if the FDA will accept our proposed clinical programs or if the outcome of our preclinical testing and studies will ultimately support the further development of our programs. As a result, we cannot be sure that we will be able to submit INDs or similar applications for our preclinical programs on the timelines we expect, if at all, and we cannot be sure that submission of INDs or similar applications will result in the FDA or other regulatory authorities allowing clinical trials to begin and continue.

Conducting preclinical and clinical testing is a lengthy, time-consuming and expensive process. The length of time may vary substantially according to the type, complexity, and novelty of the program, and often can be several years or more per program. Delays associated with programs for which we are directly conducting preclinical and testing and clinical trials and studies may cause us to incur additional operating expenses. Moreover, we may be affected by delays associated with the preclinical testing and studies of certain programs that may become the responsibility of our potential future partners over which we have no control. The commencement and rate of completion of preclinical studies and clinical trials for a product candidate may be delayed by many factors, including, for example:

●	inability to generate sufficient preclinical or other in vivo or in vitro data to support the initiation of clinical studies;

●	delays in reaching a consensus with regulatory agencies on study design; and

●	the FDA or similar foreign regulatory authorities not allowing us to rely on previous findings of safety and efficacy for other similar but approved products and published scientific literature.

Moreover, even if clinical trials do commence, our development efforts may not be successful, and clinical trials that we conduct or that third parties conduct on our behalf may not demonstrate sufficient safety, purity and potency or efficacy to obtain the requisite regulatory approvals for any of product candidates we develop. Even if we obtain positive results from preclinical studies or initial clinical trials, we may not achieve the same success in future trials.

The regulatory approval processes of the FDA, EMA, TGA and comparable foreign authorities are lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA, EMA, TGA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval to market any product candidate and it is possible that none of our current or future product candidates will ever obtain regulatory approval.

We are currently and may in the future conduct clinical trials for product candidates outside the United States, and the FDA and comparable foreign regulatory authorities may not accept data from such trials.

We are currently, and may in the future choose, to conduct one or more clinical trials outside the United States, including in Australia and Europe. The acceptance of study data from clinical trials conducted outside the United States or another jurisdiction by the FDA or comparable foreign regulatory authority may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice; and (ii) the trials were performed by clinical investigators of recognized competence and pursuant to good clinical practice, or GCP, regulations. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. Results for our clinical trials may differ by jurisdiction as a result of varying standards of care or local restrictions on reimbursement from third-party payors for clinical trials, thereby affecting the willingness of the FDA or any comparable foreign regulatory authority to accept such data. There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which could be costly and time-consuming, and which may result in product candidates that we may develop not receiving approval for commercialization in the applicable jurisdiction.

15

Clinical product development involves a lengthy and expensive process, with uncertain outcomes. We may experience delays in completing, or ultimately be unable to complete, the development and commercialization of our current and future product candidates.

To obtain the requisite regulatory approvals to commercialize any of our product candidates, we must demonstrate through extensive preclinical studies and clinical trials that our products are safer, potent and effective in humans. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process and our future clinical trial results may not be successful.

We may experience delays in completing our clinical trials or preclinical studies and initiating or completing additional clinical trials. We may also experience numerous unforeseen events during our clinical trials that could delay or prevent our ability to receive marketing approval or commercialize the product candidates we develop, including:

●	regulators or Institutional Review Boards, or IRBs, or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

●	we may experience delays in reaching, or fail to reach, agreement on acceptable terms with prospective trial sites and prospective contract research organizations, or CROs;

●	the number of patients required for clinical trials may be larger than we anticipate;

●	it may be difficult to enroll a sufficient number of patients with a predictive biomarker or enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipate;

●	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, or may deviate from the clinical trial protocol or drop out of the trial, which may require that we add new clinical trial sites or investigators; and

●	the supply or quality of materials for product candidates we develop or other materials necessary to conduct clinical trials may be insufficient or inadequate.

We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted or ethics committees, by the Data Safety Monitoring Board, or DSMB, for such trial or by the FDA or other regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of marketing approval of our product candidates.

If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Significant clinical trial delays could also allow our competitors to bring products to market before we do or shorten any periods during which we have the exclusive right to commercialize our product candidates and impair our ability to commercialize our product candidates and may harm our business and results of operations.

Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates or result in the development of our product candidates being stopped early.

16

The results of early-stage clinical trials and preclinical studies may not be predictive of future results. Initial success in our ongoing clinical trials may not be indicative of results obtained when these trials are completed or in later stage trials.

The results of preclinical studies may not be predictive of the results of clinical trials, and the results of any early-stage clinical trials we commence may not be predictive of the results of the later-stage clinical trials. In addition, initial success in clinical trials may not be indicative of results obtained when such trials are completed. There can be no assurance that any of our current or future clinical trials will ultimately be successful or support further clinical development of any of our product candidates. There is a high failure rate for drugs proceeding through clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies, and any such setbacks in our clinical development could have a material adverse effect on our business and operating results.

If we encounter difficulties enrolling patients in clinical trials, our clinical development activities could be delayed or otherwise adversely affected, which could adversely affect our business, financial condition, results of operations and prospects.

The successful and timely completion of clinical trials will require that we enroll a sufficient number of patients who remain in a trial until its conclusion. We may not be able to initiate, continue or complete clinical trials that may be required by the FDA or comparable foreign regulatory authorities to obtain regulatory approval for any of our product candidates if we are unable to locate, enroll and retain a sufficient number of eligible patients to participate in these clinical trials. Patient enrollment, a significant factor in the timing to conduct and complete clinical trials, is affected by many factors, including:

●	the size and nature of the patient population;

●	the severity of the disease under investigation;

●	eligibility criteria for the trial;

·●	the proximity of patients to clinical sites;

●	the design of the clinical protocol;

●	the ability to obtain and maintain patient consents;

●	in the case of a combination study with another product, the ability of such product to be used as a combination therapy;

●	the ability to recruit clinical trial investigators with the appropriate competencies and experience;

●	the risk that patients enrolled in clinical trials will drop out of the trials before the administration of our product candidates or trial completion;

●	the availability of competing clinical trials;

●	the availability of new drugs approved for the indication the clinical trial is investigating;

●	clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies; and

●	other factors outside of our control, such as the effects of global economic conditions and volatility in the credit and financial markets, inflationary pressures, the Russian invasion of Ukraine, the Israel-Hamas war and other geopolitical conditions.

We also may encounter difficulties in identifying and enrolling patients with a stage of disease appropriate for ongoing or future clinical trials. In addition, the process of finding and diagnosing patients may prove costly. Other pharmaceutical companies with more resources and greater experience in drug development and commercialization are targeting similar treatments, and this competition reduces the number and types of patients available to us, as some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. In addition, some of the diseases our product candidates are designed to address have existing treatments which may make it more difficult to recruit patients. Because the number of qualified clinical investigators and clinical trial sites is also limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites, and may delay or make it more difficult to fully enroll our clinical trials. We also rely on CROs and clinical trial sites to enroll subjects in our clinical trials and, while we have agreements governing their services, we will have limited influence over their actual performance.

These factors may make it difficult for us to enroll and retain enough patients to complete our clinical trials in a timely and cost-effective manner. Delays in the completion of any clinical trial of our product candidates will increase our costs, slow down our product candidate development and approval process and delay or potentially jeopardize our ability to commence product sales and generate revenue. In addition, some of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

17

Our current or future product candidates may cause undesirable side effects or have other properties when used alone or in combination with other approved products or investigational new drugs that could halt their clinical development, prevent their marketing approval, limit their commercial potential or result in significant negative consequences.

Undesirable or clinically unmanageable side effects could occur and cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of marketing approval by the FDA or comparable foreign regulatory authorities. Results of our trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics.

If unacceptable toxicities or other undesirable side effects arise in the development of any of our current or future product candidates, we or our collaborators could suspend or terminate our trials, or the FDA or other comparable foreign regulatory authorities could order us to cease clinical trials or deny approval of the product candidate for any or all targeted indications. Treatment-related side effects could also affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. Any of these occurrences may prevent us from achieving or maintaining market acceptance of the affected product candidate and may harm our business, financial condition and prospects significantly.

Even if we complete the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time-consuming and uncertain and may prevent us or our potential future collaboration partners from obtaining approvals for the commercialization of any product candidate we develop.

Any current or future product candidate we may develop and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, and distribution, are subject to comprehensive regulation by the FDA and comparable foreign regulatory authorities. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate in a given jurisdiction. We have not received approval to market any product candidates from regulatory authorities in any jurisdiction and it is possible that none of the product candidates we may seek to develop in the future will ever obtain regulatory approval. We have no experience in filing and supporting the applications necessary to gain marketing approvals and expect to rely on third-party CROs or regulatory consultants to assist us in this process.

Even if we receive marketing approval of a product candidate, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products, if approved.

Any marketing approvals that we receive for any current or future product candidate may be subject to limitations on the approved indicated uses for which the product may be marketed or the conditions of approval, or contain requirements for potentially costly post-market testing and surveillance to monitor the safety, potency and efficacy of the product candidate. The FDA or other applicable foreign regulatory authority, may also require a Risk Evaluation and Mitigation Strategy, or REMS, as a condition of approval of any product candidate, which could include requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves a product candidate, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import and export and record keeping for the product candidate will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with current Good Manufacturing Practice, or cGMP, and Good Clinical Practice, or GCP, for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with any approved product candidate, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things, the imposition of civil or criminal penalties.

18

Even if a current or future product candidate receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

If any current or future product candidate we develop receives marketing approval, whether as a single agent or in combination with other therapies, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors, and others in the medical community. For example, current approved therapies, including immunotherapies, biologics, targeted therapy, chemotherapy and radiation therapy, are well established in the medical community, and doctors may continue to rely on these therapies. If the product candidates we develop do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable.

The market opportunities for any current or future product candidate we develop, if and when approved, may be limited to those patients who are ineligible for established therapies or for whom prior therapies have failed, and may be small.

Cancer therapies are sometimes characterized as first-line, second-line, or third-line, and the FDA often approves new therapies initially only for third-line use. When cancer is detected early enough, first-line therapy, usually chemotherapy, hormone therapy, surgery, radiation therapy or a combination of these, is sometimes adequate to cure the cancer or prolong life without a cure. Second- and third-line therapies are administered to patients when prior therapy is not effective. We expect to initially seek approval of our product candidates as a therapy for patients who have received one or more prior treatments. Subsequently, for those products that prove to be sufficiently beneficial, if any, we would expect to seek approval potentially as a first-line therapy, but there is no guarantee that product candidates we develop, even if approved, would be approved for first-line therapy, and, prior to any such approvals, we may have to conduct additional clinical trials.

The number of patients who have the cancers we are targeting may turn out to be lower than expected. Additionally, the potentially addressable patient population for our current programs or future product candidates may be limited, if and when approved. Even if we obtain significant market share for any product candidate, if and when approved, if the potential target populations are small, we may never achieve profitability without obtaining marketing approval for additional indications, including to be used as first- or second-line therapy.

Our current and future product candidates may be developed as combination therapies which exposes us to additional risks.

We intend to develop our current and future product candidates for use with one or more currently approved cancer therapies. Even if any product candidate we develop were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA or comparable regulatory authorities outside of the United States could revoke approval of the therapy used in combination with our product candidate or that safety, efficacy, manufacturing or supply issues could arise with existing therapies. Combination therapies are commonly used for the treatment of cancer, and we would be subject to similar risks if we develop any of our product candidates for use in combination with other drugs or for indications other than cancer. This could result in our own products being removed from the market or being less successful commercially.

We may also evaluate our product candidates in combination with one or more other cancer therapies that have not yet been approved for marketing by the FDA or comparable regulatory authorities outside of the United States. We will not be able to market and sell any product candidate we develop in combination with any such unapproved cancer therapies that do not ultimately obtain marketing approval.

If the FDA or comparable regulatory authorities outside of the United States do not approve these other drugs or revoke their approval of, or if safety, efficacy, manufacturing, or supply issues arise with, the drugs we choose to evaluate in combination with our product candidates, we may be unable to obtain approval of or market any such product candidate we develop.

We face significant competition and if our competitors develop and market products that are more effective, safer or less expensive than the product candidates we develop, our commercial opportunities will be negatively impacted.

19

The life sciences industry is highly competitive. We are currently developing product candidates that will compete, if approved, with other products and therapies that currently exist or are being developed. Products we may develop in the future are also likely to face competition from other products and therapies, including those that we may not currently be aware of. We have competitors both in the United States and internationally, including major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies, universities and other research institutions. Many of our competitors have significantly greater financial, manufacturing, marketing, product development, technical and human resources than we do. Large pharmaceutical companies, in particular, have extensive experience in clinical testing, obtaining marketing approvals, recruiting patients and manufacturing pharmaceutical products. These companies also have significantly greater research and marketing capabilities than we do and may also have products that have been approved or are in late stages of development, and collaborative arrangements in our target markets with leading companies and research institutions. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make the product candidates that we develop obsolete. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. As a result of all of these factors, our competitors may succeed in obtaining patent protection and/or marketing approval or discovering, developing and commercializing products in our field before we do.

There are a large number of companies developing or marketing treatments for cancer, including many major pharmaceutical and biotechnology companies. These treatments consist both of small molecule drug products, such as traditional chemotherapy and targeted therapies, immunotherapies, gene therapies and biologics. We are aware of academic laboratories and companies such as Astra Zeneca, Bristol-Myers Squibb, Pfizer, Abbvie, Celgene, Ascentage, Repair Therapeutics and others that are conducting research and drug development activities that could directly compete with our product candidates.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe effects, are more convenient, have a broader label, are marketed more effectively, are reimbursed or are less expensive than any products that we may develop. Our competitors also may obtain FDA, EMA, TGA or other marketing approval for their products more rapidly than we may obtain approval for our product candidates, which could result in our competitors establishing a strong market position before we are able to enter the market. Even if the product candidate we develop achieves marketing approval, they may be priced at a significant premium over competitive products if any have been approved by then, resulting in reduced competitiveness.

Smaller and other early-stage companies may also prove to be significant competitors. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. In addition, the biopharmaceutical industry is characterized by rapid technological change. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Technological advances or products developed by our competitors may render our product candidates obsolete, less competitive, or not economical.

Even if we are able to commercialize any product candidates, such products may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, which would harm our business.

The regulations that govern marketing approvals, pricing and reimbursement for new products vary widely from country to country. Some countries require approval of the sale price of a product before it can be marketed. In many countries, the pricing review period begins after marketing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product candidate in a particular country, but then be subject to price regulations that delay our commercial launch of the product candidate, possibly for lengthy time periods, and negatively impact the revenues we are able to generate from the sale of the product candidate in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain marketing approval.

Our ability to commercialize any product candidates, whether as a single agent or combination therapy, successfully also will depend in part on the extent to which coverage and reimbursement for these product candidates and related treatments will be available from government authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. It is difficult to predict at this time what government authorities and third-party payors will decide with respect to coverage and reimbursement for our programs.

20

We may not be successful in our efforts to identify or discover other product candidates and may fail to capitalize on programs or product candidates that may present a greater commercial opportunity or for which there is a greater likelihood of success.

The success of our business depends upon our ability to identify, develop and commercialize product candidates. If we do not successfully develop and eventually commercialize products, we will face difficulty in obtaining product revenue in future periods, resulting in significant harm to our financial position and adversely affecting our share price. Research programs to identify new product candidates require substantial technical, financial and human resources, and we may fail to identify potential product candidates for numerous reasons. Additionally, because we have limited resources, we may forego or delay the pursuit of opportunities with certain programs or product candidates or for indications that later prove to have greater commercial potential.

We may seek Breakthrough Therapy Designation by the FDA for a product candidate that we develop. If we are successful, the designation may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that our product candidates will receive marketing approval.

We may seek Breakthrough Therapy Designation for any product candidate that we develop. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA are also eligible for accelerated approval and priority review.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe a product candidate we develop meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of Breakthrough Therapy Designation for a product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if the product candidates we develop qualify as breakthrough therapies, the FDA may later decide that the drugs no longer meet the conditions for qualification and rescind the designation.

We may seek Fast Track Designation by the FDA for a product candidate that we develop. If we are successful, the designation may not actually lead to a faster development or regulatory review or approval process.

We may seek Fast Track Designation for the product candidates we develop. If a product is intended for the treatment of a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address an unmet medical need for this condition, the product sponsor may apply for Fast Track Designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive Fast Track Designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may rescind the Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development program.

We may seek Orphan Drug Designation for product candidates we develop. If we are successful, we may be unable to maintain the benefits associated with Orphan Drug Designation, including the potential for market exclusivity.

As part of our business strategy, we may seek Orphan Drug Designation for any product candidates we develop, and we may be unsuccessful. Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a drug as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the United States, Orphan Drug Designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers.

21

Similarly, in Europe, the European Commission grants Orphan Drug Designation after receiving the opinion of the EMA Committee for Orphan Medicinal Products on an Orphan Drug Designation application. Orphan Drug Designation is intended to promote the development of drugs that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than 5 in 10,000 persons in Europe and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized (or the product would be a significant benefit to those affected). Additionally, designation is granted for drugs intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in Europe would be sufficient to justify the necessary investment in developing the drug. In Europe, Orphan Drug Designation entitles a party to a number of incentives, such as protocol assistance and scientific advice specifically for designated orphan medicines, and potential fee reductions depending on the status of the sponsor.

Generally, if a drug with an Orphan Drug Designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug is entitled to a period of marketing exclusivity, which precludes the EMA or the FDA from approving another marketing application for the same drug and indication for that time period, except in limited circumstances. The applicable period is seven years in the United States and ten years in Europe. The European exclusivity period can be reduced to six years if a drug no longer meets the criteria for Orphan Drug Designation or if the drug is sufficiently profitable such that market exclusivity is no longer justified.

Even if we obtain orphan drug exclusivity for a product candidate, that exclusivity may not effectively protect the product candidate from competition because different therapies can be approved for the same condition and the same therapies can be approved for different conditions but used off-label. Even after an orphan drug is approved, the FDA can subsequently approve the same drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In addition, a designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. Moreover, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition. Orphan Drug Designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process. While we may seek Orphan Drug Designation for applicable indications for our current and any future product candidates, we may never receive such designations. Even if we do receive such designations, there is no guarantee that we will enjoy the benefits of those designations.

If we obtain approval to commercialize any products outside of the United States, a variety of risks associated with international operations could adversely affect our business.

If any of our product candidates are approved for commercialization, we may seek to enter into agreements with third parties to market them in certain jurisdictions outside the United States. We expect that we would be subject to additional risks related to international pharmaceutical operations, including:

●	different regulatory requirements for drug approvals and rules governing drug commercialization in foreign countries;

●	reduced protection for intellectual property rights;

●	foreign reimbursement, pricing and insurance regimes;

●	unexpected changes in tariffs, export controls, sanctions, trade barriers and regulatory requirements;

●	economic weakness, including inflation, or political instability in particular foreign economies and markets;

●	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

●	business interruptions resulting from geopolitical actions, including war, such as the military conflict involving Russia and Ukraine as well as the Middle-East conflicts, and terrorism, natural disasters including earthquakes, typhoons, floods and fires, or from economic or political instability, or public health emergencies, boycotts, curtailment of trade and other business restrictions;

●	greater difficulty with enforcing our contracts;

●	potential noncompliance with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010 and similar anti-bribery and anticorruption laws in other jurisdictions; and

●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad.

As an organization, we have no prior experience in these areas. In addition, there are complex regulatory, tax, labor and other legal requirements imposed by individual countries in Europe with which we may need to comply. If we are unable to successfully manage the challenges of international expansion and operations, our business and operating results could be harmed.

22

We are subject to certain U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations. We can face serious consequences for violations.

Among other matters, U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations, which are collectively referred to as Trade Laws, prohibit companies and their employees, agents, clinical research organizations, legal counsel, accountants, consultants, contractors, and other partners from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We also expect our non-U.S. activities to increase in time. We plan to engage third parties for clinical trials and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals and we can be held liable for the corrupt or other illegal activities of our personnel, agents, or partners, even if we do not explicitly authorize or have prior knowledge of such activities.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations may involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Our operations may also produce hazardous waste products. We generally plan to contract with third parties for the disposal of such materials and waste. We cannot eliminate the risk of contamination or injury from such materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Our current and future insurance policies may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous, or radioactive materials.

Risks Related To Reliance On Third Parties

We will depend on third parties for the development and commercialization of our current and future product candidates. Our current and future collaborators may control aspects of our clinical trials, which could result in delays or other obstacles in the commercialization of the product candidates we develop. If our collaborations are not successful, we may not be able to capitalize on the market potential of these product candidates.

Our collaborators will have substantial ability to control the early clinical development of our product candidates. Our lack of control over the clinical development of our product candidates could result in delays or other difficulties in the development and commercialization of our product candidates.

We are developing Orotecan and EO4426 in collaboration with Valent Technologies, LLC (“Valent”) a limited liability corporation controlled by our Chairman. In December 2018, we entered into a Right of First Refusal Negotiation Agreement with Valent for the development of Orotecan (the “Orotecan ROFN Agreement”). The Orotecan ROFN Agreement was extended in April 2020. Under the terms of the Orotecan ROFN Agreement we are funding certain research and product development activities including a Phase 1-2a clinical trial. At the conclusion of the trial, we will have an exclusive right to license or acquire the commercial rights to Orotecan. In February 2025, we entered into an Evaluation and Option Agreement with Valent for the development of EO4426 (the EO4426 Agreement). Under the terms of the EO4426 agreement we have agreed to fund certain research and development activities, including a Phase 1-2a clinical trial. At the conclusion of the Phase 1-2a clinical trial, we have the exclusive option to acquire EO4426 a pre-determined amount of our securities.

In February 2020, we entered into an Evaluation Agreement with Senz Oncology Pty Ltd. (“Senz” and the “Senz Agreement”). We are providing funds under a loan agreement (the “Senz Loan Agreement”) to support a Phase 1-2a clinical trial currently being conducted at multiple clinical sites in Australia under the Australia New Zealand Clinical Trials Notification Scheme (ANZCTN). Under the terms of the Senz Agreement, Senz Oncology is legally responsible conduct of our Phase 1-2a clinical trial in Australia. We are wholly dependent on Senz Oncology for the success of this program. In the event Senz Oncology terminates or defaults on the terms of the collaboration, we may not be able to recoup funds loaned to Senz Oncology by us. Furthermore, Senz Oncology is responsible for applying for and obtaining refundable tax credits under the Australian Government’s R&D tax credit program. There is no guarantee that such application will be successful or that any future change to the Australian Government’s R&D tax credit will not adversely affect Senz Oncology’s ability to receive such tax credits, which could materially affect the amount of funding we are required to invest in the EO1001 clinical trial. We cannot provide any assurance with respect to the success of our collaboration with Senz Oncology.

23

In January 2021, we entered into a Development and License Agreement with Apollomics, Inc., (“Apollomics” and the “Apollomics Agreement”). Pursuant to the terms of the Apollomics Agreement, we granted Apollomics exclusive rights to develop and commercialize EO1001 globally, except in China, Hong Kong and Taiwan. Apollomics is responsible for all costs related to development, regulatory approvals, and commercialization activities for EO1001 in the licensed territories.

Under the terms of the Apollomics Agreement, we are responsible for conducting a Phase 1-2a “first-in-man” clinical trial, which is ongoing in collaboration with Senz Oncology as described above. Apollomics is responsible for reimbursing all costs incurred by us, including costs of the Phase 1-2a clinical trial. If Apollomics fails to reimburse our costs in a timely manner, we will experience a significant negative effect on our working capital balance and liquidity that will affect our ability to develop all of our product candidates.

Apollomics will have substantial ability to control the later-stage clinical development and commercialization of EO1001. Our lack of control over the clinical development of EO1001 under the Collaboration Agreement could result in delays or other difficulties in the development and commercialization of EO1001. In particular, Apollomics will be responsible for the development and commercialization of EO1001 in all global territories except China, Hong Kong and Taiwan. We are wholly dependent on Apollomics for the commercial success of our EO1001 program. In the event Apollomics terminates or defaults on the terms of our agreement, we may not have the resources to continue development on our own. We cannot provide any assurance with respect to the success of our collaboration with Apollomics.

Jangsu Kanion Pharmaceutical Co. Ltd., a publicly traded company located in China (Jangsu-Kanion) owns commercial rights to our EO1000 series and EO1001 in China, Hong Kong and Taiwan. In April 2019, we signed a memorandum of understanding (MoU) with Jangsu Kanion. Pursuant to the terms of the MoU Jangsu Kanion has provided certain manufacturing services to support our current Phase 1-2a clinical trial and we have agreed to provide certain preclinical and clinical data related to our EO1000 series to Jangsu Kanion to support its own research activities in its own commercial territories. We are aware that Jangsu-Kanion plans to conduct its own independent research and clinical trials with EO1001, the results of which could negatively impact or cause us to halt development and commercialization activities with EO1001 by ourselves or our collaborators.

In the future, we may form or seek other strategic alliances, joint ventures, or collaborations, or enter into additional licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to product candidates we develop.

Our current and potential future collaborations involving our product candidates may pose, the following risks to us:

●	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

●	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates;

●	collaborators may not properly enforce, maintain or defend our intellectual property rights or may use our proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation, or other intellectual property proceedings;

●	disputes may arise between a collaborator and us that cause the delay or termination of a collaboration agreement that could negatively affect the research, development or commercialization of the product candidates, or result in costly litigation or arbitration that diverts management attention and resources;

●	if a present or future collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or commercialization program under such collaboration could be delayed, diminished or terminated; and

●	collaboration agreements may restrict our right to independently pursue new product candidates.

24

As a result, if we enter into additional collaboration agreements and strategic partnerships or license our intellectual property, products or businesses, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations, which could delay our timelines or otherwise adversely affect our business. We also cannot be certain that, following a strategic transaction or license, we will achieve the revenue or specific net income that justifies such transaction. Any delays in entering into new collaborations or strategic partnership agreements related to any product candidate we develop could delay the development and commercialization of our product candidates, which would harm our business prospects, financial condition, and results of operations.

We may seek to establish additional collaborations, and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development and commercialization plans.

The advancement of our product candidates and development programs and the potential commercialization of our current and future product candidates will require substantial additional cash to fund expenses. For some of our programs, we may decide to collaborate with additional pharmaceutical and biotechnology companies with respect to development and potential commercialization. Any of these relationships may require us to incur non-recurring and other charges, increase our near- and long-term expenditures, issue securities that dilute our existing stockholders, or disrupt our management and business.

We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate product revenue.

If conflicts arise between us and our collaborators or strategic partners, these parties may act in a manner adverse to us and could limit our ability to implement our strategies.

If conflicts arise between our corporate or academic collaborators or strategic partners and us, the other party may act in a manner adverse to us and could limit our ability to implement our business strategies. Future collaborators or strategic partners, may develop, either alone or with others, products in related fields that are competitive with the products or potential products that are the subject of these collaborations. Competing products, either developed by the collaborators or strategic partners or to which the collaborators or strategic partners have rights, may result in the withdrawal of partner support for our product candidates. Our current or future collaborators or strategic partners may preclude us from entering into collaborations with their competitors, fail to obtain timely regulatory approvals, terminate their agreements with us prematurely, or fail to devote sufficient resources to the development and commercialization of products. Any of these developments could harm our product development efforts.

We may rely on third parties to conduct our planned clinical trials for our product candidates we develop. If these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, we may not be able to obtain marketing approval for or commercialize any product candidates we develop and our business could be substantially harmed.

We currently do not have the ability to independently conduct clinical trials. We will rely on medical institutions, clinical investigators, contract laboratories, and other third parties, such as third-party contract research organizations (“CROs”), to conduct or otherwise support clinical trials for our product candidates. We will rely heavily on these parties for execution of clinical trials for our product candidates and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on CROs will not relieve us of our regulatory responsibilities. For any violations of laws and regulations during the conduct of our clinical trials, we could be subject to untitled and warning letters or enforcement action that may include civil penalties up to and including criminal prosecution.

25

We and our third-party contract researchers are required to comply with regulations and requirements, including good clinical practice (“GCP”) guidelines, for conducting, monitoring, recording and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate, and that the trial patients are adequately informed of the potential risks of participating in clinical trials and their rights are protected. These regulations are enforced by the FDA, the Competent Authorities of the Member States of the EEA and comparable foreign regulatory authorities for any drugs in clinical development. The FDA enforces GCP requirements through periodic inspections of clinical trial sponsors, principal investigators and trial sites. If we or our third-party contract researchers fail to comply with applicable GCP, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, the FDA will determine that any of our future clinical trials will comply with GCP. In addition, our clinical trials must be conducted with product candidates produced under cGMP regulations. Our failure or the failure of our third-party contract researchers to comply with these regulations may require us to repeat clinical trials, which would delay the marketing approval process and could also subject us to enforcement action. We also are required to register certain ongoing clinical trials and provide certain information, including information relating to the trial’s protocol, on a government-sponsored database, ClinicalTrials.gov, within specific timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

If any of our relationships with these third-party contract researchers terminate, we may not be able to enter into arrangements with alternative third-party contract researchers on commercially reasonable terms, or at all. If third-party contract researchers do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain are compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, any clinical trials such third-party contract researchers are associated with may be extended, delayed or terminated, and we may not be able to obtain marketing approval for or successfully commercialize our product candidates. As a result, we believe that our financial results and the commercial prospects for our product candidates in the subject indication would be harmed, our costs could increase and our ability to generate revenue could be delayed.

Risks Related To Intellectual Property

Intellectual property is critical to our business and our success in part depends on our ability to maintain, protect, and expand our portfolio of intellectual property rights.

Biotechnology and pharmaceutical companies generally, and we in particular, compete in a crowded competitive space characterized by rapidly  evolving technologies and aggressive defense of intellectual property. Our patent portfolio as of December 31, 2024 contains three issued and unexpired U.S. patents, seven pending U.S. patent applications, five issued and unexpired international patents and eighteen pending patent cooperation treaty (PCT) applications that are solely owned by or exclusively optioned to us and certain foreign counterparts of a subset of these patents and patent applications in foreign jurisdictions, including Australia, Brazil, Canada, China, Japan, South Korea, Mexico, and countries within the European Patent Convention and the Eurasian Patent Organization. The patents and patent applications we own and license upon which we rely for our therapeutic platform expire between 2033 and 2045. Our success depends in large part on our ability to obtain and maintain patent and other intellectual property protection in the United States and other countries with respect to our proprietary technology and products. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our novel technologies and drug candidates.

Our patents and patent applications are directed to our product candidates and accompanying technologies. We seek patent protection for our development programs, product candidates and related alternatives by filing and prosecuting patent applications in the U.S. and other countries as appropriate.

If we are unable to obtain and maintain patent protection for any products we develop and for our technology, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to commercialize any product candidates we may develop, and our technology may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our product candidates and the accompanying technologies we develop that are important to our business. If we are unable to secure or maintain patent protection with respect to our technology and any proprietary products and technology we develop, our business, financial condition, results of operations, and prospects could be materially harmed.

26

Patent positions of life sciences companies can be uncertain and involve complex factual and legal questions. No consistent policy governing the scope of claims allowable in the field of drug development has emerged in the United States. The scope of patent protection in jurisdictions outside of the United States is also uncertain. Changes in either the patent laws or their interpretation in any jurisdiction that we seek patent protection may diminish our ability to protect our inventions, maintain and enforce our intellectual property rights; and, more generally, may affect the value of our intellectual property, including the narrowing of the scope of our patents and any that we may license.

The intellectual property landscape in the field of oncology therapeutics is crowded, and third parties may initiate legal proceedings alleging that we are infringing, misappropriating, or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Due to the intense research and development undertaken by academic institutions and multiple companies, including us and our competitors, in this field, the intellectual property landscape is in flux, and it may remain uncertain for the coming years. There may be significant intellectual property-related litigation and proceedings relating to our own and other third-party intellectual property and proprietary rights in the future.

Our development and commercialization rights to our current and future product candidates and technology may be subject, in part, to the terms and conditions of licenses granted to us by others.

We expect to be reliant upon licenses to certain patent rights and proprietary technology from third parties that are important or necessary to the engineering and development of our current and future product candidates. These and other licenses may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we choose to develop or commercialize our technology and products in the future. As a result, we may not be able to prevent others from developing and commercializing competitive products in territories included in all of our licenses.

We engage in collaborations with scientists at academic and non-profit institutions to access technologies and materials that are not otherwise available to us. The agreements that govern these collaborations may include an option to negotiate an exclusive license to or acquire rights in inventions that are created in the course of these collaborations, but we may not be able to come to a final agreement with an institution holding rights in an invention that is relevant to the development and commercialization of our technology.

In addition, we may not have the right to control the preparation, filing, prosecution, maintenance, enforcement, and defense of patents and patent applications covering the technology that we license or acquire from third parties. Therefore, we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced, and defended in a manner consistent with the best interests of our business. If our licensors fail to prosecute, maintain, enforce, and defend such patents, or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated, and our right to develop and commercialize any of our products that are the subject of such licensed rights could be adversely affected. Additionally, we may be required to reimburse our licensors for all of their expenses related to the prosecution, maintenance, enforcement and defense of patents and patent applications that we in-license from them.

Our licensors may have relied on third-party consultants or collaborators or on funds from third parties such that our licensors are not the sole and exclusive owners of the patents we in-licensed. If other third parties have ownership rights to our in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Our licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize products and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors will have the freedom to seek regulatory approval of, and to market, products identical to ours. In addition, we may seek to obtain additional licenses from our licensors and, in connection with obtaining such licenses, we may agree to amend our existing licenses in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties (potentially including our competitors) to receive licenses to a portion of the intellectual property that is subject to our existing licenses. Any of these events could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

27

Risks Related To Employee Matters, Managing Our Growth And Other Risks Related To Our Business.

We are highly dependent on our key personnel, and if we are not successful in attracting, motivating and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

We are highly dependent on members of our executive team. The loss of the services of any of them may adversely impact the achievement of our objectives. Any of our executive officers could leave our employment at any time, as all of our employees are “at-will” employees or consultants. We currently do not have “key person” insurance on any of our employees. The loss of the services of one or more of our current employees might impede the achievement of our research, development and commercialization objectives.

Recruiting and retaining qualified employees, consultants and advisors for our business, including scientific and technical personnel, also will be critical to our success. Competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies and academic institutions for skilled individuals. In addition, failure to succeed in preclinical studies, clinical trials or applications for marketing approval may make it more challenging to recruit and retain qualified personnel. The inability to recruit, or the loss of services of certain executives, key employees, consultants or advisors, may impede the progress of our research, development and commercialization objectives and have a material adverse effect on our business, financial condition, results of operations and prospects.

Our employees, independent contractors, vendors, principal investigators, CROs and consultants may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk that our employees, independent contractors, vendors, principal investigators, CROs and consultants may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violate the regulations of the FDA and comparable foreign regulatory authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities; healthcare fraud and abuse laws and regulations in the United States and abroad; or laws that require the reporting of financial information or data accurately. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws also involve the improper use of information obtained in the course of clinical trials or creating fraudulent data in our preclinical studies or clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. We intend to adopt, prior to the completion of this offering, a code of conduct applicable to all of our employees, but it is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

28

We face risks related to health epidemics, pandemics and other widespread outbreaks of contagious disease, which could significantly disrupt our operations, impact our financial results or otherwise adversely impact our business.

Significant outbreaks of contagious diseases and other adverse public health developments could have a material impact on our business operations and operating results. For example, the spread of COVID-19 and its new variants affected segments of the global economy and the biotechnology and pharmaceutical industries. As a result, several companies in our industry experienced disruptions that adversely impacted their operations. In the event of a future pandemic, our operations, research and development and preclinical studies, clinical trials and manufacturing activities may be adversely affects. Such affects may include:

●	delays or disruptions in research programs, preclinical studies, clinical trials or investigational new drug, or IND-enabling studies that we or our collaborators may conduct;

●	interruption or delays in the operations of the FDA, EMA, TGA and comparable foreign regulatory agencies;

●	interruption of, or delays in receiving and distributing, supplies of drug substance and drug product from our contract manufacturing organizations, or CMOs, to preclinical or clinical research sites or delays or disruptions in any preclinical studies or clinical trials performed by contract research organizations, or CROs;

●	limitations imposed on our business operations by local, state or federal authorities to address a pandemic or similar public health crises, including if facilities and materials are commandeered under the Defense Production Act of 1950 or equivalent foreign legislation; and

●	business disruptions caused by potential workplace, laboratory and office closures and an increased reliance on employees working from home, disruptions to or delays in ongoing laboratory experiments and operations, staffing shortages, travel limitations, and cybersecurity and data accessibility or security issues.

In addition, the trading prices for biopharmaceutical companies became highly volatile during the COVID-19 pandemic. We cannot predict the scope and severity of any economic recovery after a pandemic abates, including following any additional “waves” or other intensifying of the pandemic. If we or any of the third parties with whom we engage were to experience additional shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively affected, which could have a material adverse impact on our business, financial condition, our results of operations and prospects.

Our future ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

Since our inception, we have incurred losses and we may never achieve profitability. To the extent that we continue to generate taxable losses, under current law, our unused U.S. federal net operating losses, or NOLs, may be carried forward to offset a portion of future taxable income, if any. Additionally, we continue to generate business tax credits, including research and development tax credits, which generally may be carried forward to offset a portion of future taxable income, if any, subject to expiration of such credit carryforwards. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” generally defined as one or more shareholders or groups of shareholders who own at least 5 percent of the corporation’s equity increasing their equity ownership in the aggregate by more than 50 percentage points (by value) over a three-year period, the corporation’s ability to use its pre-change NOLs and other pre-change tax attributes (such as research and development tax credits) to offset its post-change income or taxes may be limited. Similar rules may apply under state tax laws. Our prior equity offerings and other changes in our stock ownership may have resulted in such ownership changes in the past. In addition, we may experience ownership changes in the future as a result of this offering or subsequent shifts in our stock ownership, some of which are outside of our control. As a result, if we earn net taxable income, our ability to use our pre-change NOLs or other pre-change tax attributes to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us. Additional limitations on our ability to utilize our NOLs to offset future taxable income may arise as a result of our corporate structure whereby NOLs generated by our subsidiary may not be available to offset taxable income earned by our subsidiary. There is a risk that due to changes under the tax law, regulatory changes or other unforeseen reasons, our existing NOLs or business tax credits could expire or otherwise be unavailable to offset future income tax liabilities. At the state level, there may also be periods during which the use of NOLs or business tax credits is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs or tax credits, even if we attain profitability.

29

Unfavorable global economic conditions, including any adverse macroeconomic conditions or geopolitical events, could adversely affect our business, financial condition, results of operations or prospects.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. The global credit and financial markets have experienced extreme volatility and disruptions in the past several years, including severely diminished liquidity and credit availability, rising inflation and monetary supply shifts, rising interest rates, labor shortages, declines in consumer confidence, declines in economic growth, increases in unemployment rates, recession risks and uncertainty about economic and geopolitical stability. A severe or prolonged economic downturn, or global financial or political crises, could result in a variety of risks to our business, including delayed clinical trials or preclinical studies, delayed approval of our product candidates, delayed ability to obtain patents and other intellectual property protection, weakened demand for our product candidates, if approved, or our ability to raise additional capital when needed on acceptable terms, if at all. The extent of the impact of these conditions on our operational and financial performance, including our ability to execute on our business strategies and initiatives in the expected timeframe, as well as that of third parties upon whom we rely, will depend on future developments, which are uncertain and cannot be predicted. A weak or declining economy also could strain our suppliers, possibly resulting in supply disruption. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business. Furthermore, continued market volatility or a general economic downturn could cause our stock price to decline.

Events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. If any of the banks that hold our cash deposits were to be placed into receivership, we may be unable to access our cash and cash equivalents and short-term marketable securities, which would adversely affect our business. In addition, if any of the third parties on whom we rely to conduct certain aspects of our preclinical studies or clinical trials are unable to access funds through certain financial institutions, such parties’ ability to fulfill their obligations to us could be adversely affected.

Risks Related to Data Privacy and Information Security

If our information technology systems, or those used by our CROs, CMOs, clinical sites or other contractors or consultants with whom we work, or our data, are or were compromised again, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or action, litigation, fines and penalties, disruptions of our business operations, reputational harm and other adverse consequences.

In the ordinary course of our business, we, and the third parties with whom we work, collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit and share, which we collectively refer to as process, personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, data we collect about trial participants in connection with clinical trials, sensitive third-party data, business plans, transactions and financial information, which we collectively refer to as sensitive data. As a result, we and the third parties with whom we work face a variety of evolving threats which could cause security incidents. Cyberattacks, malicious internet-based activity, online and offline fraud and other similar activities threaten the confidentiality, integrity and availability of our sensitive data and information technology systems, and those of the third parties with whom we work.

Our information technology systems and those of our CROs, CMOs, clinical sites and other contractors and consultants with whom we work are vulnerable to cyberattacks, computer viruses, bugs, worms or other malicious codes, malware (including as a result of advanced persistent threat intrusions) and other attacks by computer hackers, brute force attacks, application security attacks, social engineering (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), supply chain attacks and vulnerabilities through our third-party service providers, denial-of-service attacks, credential stuffing, credential harvesting, personnel misconduct or error, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, attacks facilitated or enhanced by Artificial Intelligence or AI, telecommunications failures, earthquakes, fires, floods and other similar threats. The increase in remote work has increased these risks to our information technology systems and sensitive data, as more of our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit, and in public locations.

Such threats are prevalent and continue to rise, are increasingly difficult to detect and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation-states and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors, for geopolitical reasons and in conjunction with military conflicts and defense activities. In particular, ransomware attacks, including those from organized criminal threat actors, nation-states and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions, delays or outages in our operations, loss of sensitive data, loss of income, significant extra expenses to restore data or systems, reputational loss and the diversion of funds. To alleviate the negative impact of a ransomware attack, it may be preferable to make extortion payments, but we may be unwilling or unable to do so (including, for example, if applicable laws or regulations prohibit such payments).

30

During times of war and other major conflicts, we and the third parties with whom we work may be vulnerable to a heightened risk of attacks for geopolitical reasons, including retaliatory cyberattacks, that could materially disrupt our systems and operations, supply chain and ability to continue our research and development efforts or produce, sell and distribute our product candidates, if approved. For example, third parties with whom we work to support our business are located in potentially unstable regions and regions experiencing (or expected to experience) geopolitical or other conflicts, including Ukraine, which was attacked by Russia in February 2022 through various means, including cyberattacks. In addition to experiencing a security incident, third parties may gather, collect or infer sensitive data about us from public sources, data brokers or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position.

Furthermore, future business transactions (such as acquisitions) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in the systems and technologies of any acquired entities. Additionally, we may discover security issues that were not found during due diligence of such acquired entities, and it may be difficult to integrate companies into our information technology environment and security program.

It may be difficult or costly to detect, investigate, mitigate, contain and remediate a security incident. Our efforts to do so may not be successful. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain and remediate a security incident could result in outages, data losses and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems.

In addition, our reliance on third-party partners could introduce new cybersecurity risks and vulnerabilities. We rely on third-party partners and technologies to operate critical business systems and to process sensitive data in a variety of contexts, including cloud-based infrastructure, encryption and authentication technology, employee email and other functions. We also rely on third-party partners to assist with our clinical trials, provide other products or services or otherwise to operate our business. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If our third-party partners experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service partners fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or our third-party partners’ supply chains have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our information technology systems (including our services) or the third-party information technology systems that support us and our services.

The costs related to significant security breaches or disruptions could be material and cause us to incur significant expenses. If the information technology systems of our CROs, CMOs, clinical sites and other contractors and consultants become subject to disruptions or security incidents, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring.

If any such incidents were to occur and cause interruptions in our operations, it could result in a disruption of our business, operations and development programs. For example, the loss of clinical trial data from completed or ongoing clinical trials for a product candidate could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security incident were to result in the loss of or damage to our sensitive data or applications, or inappropriate disclosure of sensitive data, we could incur liability and the further development of any product candidates could be delayed. Applicable data privacy and security obligations may require us, or we may voluntarily choose, to notify relevant stakeholders, including affected individuals, future customers, regulators, and investors, of security incidents, or to take other actions, such as providing credit monitoring and identity theft protection services. Such disclosures and related actions can be costly, and the disclosure or the failure to comply with such applicable requirements could lead to adverse consequences. Any such event could also result in adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits and inspections), additional reporting requirements or oversight, restrictions on processing sensitive data, litigation, indemnification obligations, negative publicity, reputational harm, monetary fund diversions, diversion of management attention, financial loss and other similar harms. Security incidents and attendant consequences may negatively impact our ability to grow and operate our business and may result in a loss of confidence in us and our ability to conduct clinical trials, which could delay the clinical development of our product candidates.

31

Our contracts may not always contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all or that such coverage will pay future claims. Additionally, our sensitive data could be leaked, disclosed or revealed as a result of, or in connection with, our employees’, personnel’s or vendors’ use of generative AI technologies.

We and the third parties with whom we work are subject to stringent and evolving U.S. and foreign laws, regulations and rules, contractual obligations, industry standards, policies and other obligations related to data privacy and security. Any actual or perceived failure to comply with such obligations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation (including class claims), negative publicity or other adverse consequences that could negatively affect our operating results and business.

In the ordinary course of business, we and our partners process sensitive data. As a result, we and our partners may be subject to numerous data privacy and security obligations, such as various federal, state and foreign laws and regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements and other obligations relating to data privacy and security. In the United States, numerous federal, state and local governments have enacted laws and regulations, including state data breach notification laws, state health information privacy laws, federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act, or the FTCA) and other similar regulations (e.g., wiretapping) that govern the processing of sensitive data, including health-related information. For example, HIPAA, as amended by HITECH, imposes specific requirements relating to the privacy, security and transmission of individually identifiable protected health information.

Even when HIPAA does not apply, according to the FTC failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of the FTCA. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards.

In addition, numerous U.S. states—including California, Virginia, Colorado, Connecticut and Utah—have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling and automated decision-making. The exercise of these rights may impact our business. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. Failure to comply with these laws, where applicable, can result in significant statutory fines. For example, the California Consumer Privacy Act, as amended by the California Privacy Rights Act of 2020, or CPRA, collectively the CCPA, applies to personal data of consumers, business representatives and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for fines of up to $7,500 per intentional violation and allows private litigants to recover significant statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach. The CCPA and other comprehensive U.S. state privacy laws exempt some data processed in the context of clinical trials, but these developments may further complicate compliance efforts, and increase legal risk and compliance costs for us and the third parties with whom we work. A number of similar privacy laws are also being considered in several other states as well as at the federal level, which may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs or changes in business practices and policies. The existence of comprehensive privacy laws in different states in the country would make our compliance obligations more complex and costly and may increase the likelihood that we may be subject to enforcement actions or otherwise incur liability for noncompliance.

Outside the United States, an increasing number of laws and regulations, including Australia’s Privacy Act, the European Union’s General Data Protection Regulation, or the EU GDPR, and the United Kingdom’s General Data Protection Regulation, or UK GDPR, together with the EU GDPR, the GDPR, may also apply to our processing of sensitive data, including health-related and other personal data.

32

The GDPR imposes stringent requirements for processing personal data. The GDPR, together with national legislation, regulations and guidelines of the European Economic Area, or EEA, member states and the United Kingdom governing the processing of personal data, imposes strict obligations and restrictions on the ability to collect, analyze and transfer personal data, including health data from clinical trials and adverse event reporting. In particular, these obligations and restrictions concern the consent of the individuals to whom the personal data relates, the information provided to the individuals, the transfer of personal data out of the EEA or the United Kingdom, security breach notifications, security and confidentiality of the personal data and imposition of substantial potential fines for breaches of the data protection obligations. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements, temporary or definitive bans on data processing, private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests, and potential fines for noncompliance of up to €20 million (£17.5 million) or 4% of the annual global revenues of the noncompliant company, whichever is greater.

In addition, we may be unable to transfer personal data from the EEA and other jurisdictions to the United States or other countries due to data localization requirements or limitations on cross-border data flows. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the EEA and the United Kingdom have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it generally believes are inadequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and United Kingdom to the United States in compliance with law, such as the EEA’s standard contractual clauses, the United Kingdom’s International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework, or the Framework, and the United Kingdom extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. If there is no lawful manner for us to transfer personal data from the EEA, the United Kingdom or other jurisdictions to the United States, or if the requirements for a legally compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions (such as Europe) at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and United Kingdom to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants and activist groups.

Implementing mechanisms to endeavor to ensure compliance with the GDPR and relevant local legislation in EEA member states and the United Kingdom may be onerous and may interrupt or delay our development activities, and adversely affect our business, financial condition, results of operations and prospects. In addition to the foregoing, a breach of the GDPR or other applicable data privacy, data protection and security laws and regulations could result in regulatory investigations, reputational damage and orders to cease or change our use of data, enforcement notices or potential civil claims including class-action-type litigation.

We are bound by other contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful.

Obligations related to data privacy and security (and consumers’ data privacy expectations) are quickly changing, becoming increasingly stringent and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources and may necessitate changes to our services, information technologies, systems and practices and to those of any third parties that process personal data on our behalf.

Compliance with U.S. and foreign data privacy and security laws, rules and regulations could require us to take on more onerous obligations in our contracts, require us to engage in costly compliance exercises, restrict our ability to collect, use and disclose sensitive data, or, in some cases, impact our or our partners’ or suppliers’ ability to operate in certain jurisdictions. Each of these constantly evolving laws can be subject to varying interpretations. Any actual or perceived failure to comply with U.S. and foreign data protection laws and regulations could result in government investigations and enforcement actions (which could include civil or criminal penalties), fines, private litigation or adverse publicity and could negatively affect our operating results and business. In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations. Moreover, patients about whom we or our partners obtain information, as well as the providers who share this information with us, may contractually limit our ability to use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

33

Our business is dependent on the integrity of information technology systems and failure of such systems could disrupt our business.

Like most companies, we depend on the efficient and uninterrupted operation of our information technology and communications systems and those of our third-party vendors, contractors or consultants. Such systems may fail or suffer security breaches, cyberattacks, loss or leakage of data and other disruptions, which could cause adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse consequences.

We, and third parties on whom we depend, are increasingly dependent on information technology systems, infrastructure and data to operate our and their businesses. In the ordinary course of business, we process confidential information (including but not limited to intellectual property, proprietary business data and patient data). It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. We also have outsourced elements of our information technology systems and operations to third parties, and as a result we rely on and manage a number of third-party vendors and other contractors and consultants who have access to and process our confidential information.

Although we are still in the process of planning our internal security controls, policies and other measures, we take steps designed to detect, mitigate, and remediate vulnerabilities in our information systems (such as our hardware and/or software, including that of third parties upon which we rely). We may not, however, detect and remediate all such vulnerabilities including on a timely basis. Further, we may experience delays in developing and deploying remedial measures and patches designed to address identified vulnerabilities. Despite the implementation of these security measures, our information technology systems and those of our third-party vendors and other contractors and consultants have been in the past and may be in the future potentially vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, accidents by our employees or third-party service providers, natural disasters, terrorism, war, global pandemics, and telecommunication and electrical failures. We may also experience security incidents from inadvertent or intentional actions by our employees, third-party vendors, contractors, consultants, business partners and/or other third parties, including theft, fraud or unauthorized access to or use of our information technology systems, or attack or damage from hacking, cyberattacks or supply chain attacks by malicious third parties and sophisticated nation-state and nation-state-supported actors (including the deployment of harmful computer viruses and malware, ransomware, denial or degradation-of-service attacks, phishing attacks and other social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information), which may compromise our system infrastructure, or that of our third-party vendors and other contractors and consultants, impede our ability to conduct business, delay our financial reporting or lead to data leakage.

Further, remote work has become more common and has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations.

Significant disruptions of our information technology systems or those of our third-party vendors and other contractors and consultants, or security breaches could result in the loss, misappropriation and/or unauthorized access, use, or disclosure of, or the prevention of access to, confidential information (including trade secrets or other intellectual property or proprietary business information) and claims by our counterparties that we have failed to comply with legal or contractual obligations, which could result in financial, legal, business, and reputational harm to us.

There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate to protect us from liabilities and damage and we may not have adequate insurance coverage to cover losses, or all types of costs, expenses and losses, we could incur with respect to security breaches or disruptions. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on our business. In addition, we cannot be sure that our existing insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or that our insurers will not deny coverage as to any future claim.

34

The use of new and evolving technologies, such as Artificial Intelligence or AI in our operations may require us to expend material resources and may present risks and challenges that can impact our business, including by posing security and other risks to our confidential information, proprietary information and personal information, any of which may result in reputational harm and liability, or otherwise adversely affect our business.

At times we may use AI technologies in connection with our business operations, such as in connection with research. There are significant risks involved in utilizing AI and no assurance can be provided that the usage of AI will enhance our business or assist our business in becoming more efficient or profitable. The use of certain AI technology can give rise to intellectual property risks, including compromising the privacy and security of our proprietary technologies and leading to claims of intellectual property infringement, misappropriation or other violation. In addition, AI may have errors or inadequacies that are not easily detectable. If the data used to train AI or the content, analyses, or recommendations that AI applications assist in producing are or are alleged to be deficient, inaccurate, incomplete, overbroad or biased, our business, financial condition, and results of operations may be adversely affected.

Additionally, we expect to see increasing government and supranational regulation and ethical concerns related to AI use, which may also significantly increase the burden and cost of research, development and compliance in this area. The rapid evolution of AI will require the application of significant resources to design, develop, test and maintain our technology and products to help ensure that AI is implemented in accordance with applicable laws and regulations and in a socially responsible manner and to minimize any real or perceived unintended harmful impacts. The legal landscape and subsequent legal protection for the use of AI remains uncertain, and development of the law in this area could impact our ability to enforce our proprietary rights or protect against infringing uses. If we do not have sufficient rights to use the data on which AI relies or to the outputs produced by AI applications, we may incur liability through the violation of certain laws, third-party privacy or other rights or contracts to which we are a party.

Our third-party vendors, contractors and consultants may also incorporate AI tools into their own offerings, and the providers of these AI tools may not meet existing or rapidly evolving regulatory or industry standards, including with respect to intellectual property, privacy and data security. Further, bad actors around the world use increasingly sophisticated methods, including the use of AI, to engage in illegal activities involving the theft and misuse of personal information, confidential information and intellectual property. Any of these effects could damage our reputation, result in the loss of valuable property and information, cause us to breach applicable laws and regulations, and adversely impact our business.

Risks Related to This Offering, Ownership of our Common Stock and our Status as a Public Company.

An active public trading market for our common stock may not develop or be sustained.

Prior to this offering, there has been no public market or active private market for trading shares of our common stock. We will list our common stock on the NYSE American in connection with this offering; however, an active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the price of shares of common stock. An inactive market may impair our ability to raise capital by selling shares and our ability to use our capital stock to acquire other companies or technologies. We cannot predict the prices at which our common stock will trade. The initial public offering price of our common stock may not bear any relationship to the market price at which our common stock will trade after this offering.

Our stock price may be extremely volatile, and your investment in our common stock could suffer a decline in value.

You should consider an investment in our common stock to be high risk and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Investors who purchase our common stock may not be able to sell their shares at or above the purchase price. Security market prices for securities of pharmaceutical companies have been highly volatile. In addition, the volatility of pharmaceutical company stocks often does not correlate to the operating performance of the companies represented by such stocks. Some of the factors that may cause the market price of our common stock to fluctuate include, but are not limited to:

●	adverse results or delays in our pre-clinical research activities and clinical trials;

35

●	the timing or delay of achievement of our clinical, regulatory, partnering and other milestones, such as the commencement of clinical development, the completion of a clinical trial, the receipt of regulatory approval or the establishment or termination of a commercial partnership for one or more of our product candidates;

●	the success of our collaborators and third-party contract researchers and their ability or failure to meet their obligations to us;

●	announcement of an FDA approval or non-approval of our product candidates or delays in the FDA review process;

●	actions taken by regulatory agencies with respect to our product candidates, our clinical trials or our sales and marketing activities;

●	the commercial success of any product approved by the FDA or its foreign counterparts;

●	regulatory developments in the United States and foreign countries;

●	changes in the structure of healthcare payment systems;

●	any intellectual property infringement lawsuit involving us;

●	announcements of technological innovations or new products by us or our competitors;

●	market conditions for the biotechnology or pharmaceutical industries in general;

●	changes in financial estimates or recommendations by securities analysts;

●	sales of large blocks of our common stock;

●	sales of our common stock by our executive officers, directors and significant stockholders;

●	direct sales of our common stock through financing arrangements;

●	restatements of our financial results and/or material weaknesses in our internal controls;

●	the loss of any of our key scientific or management personnel; and

●	announcements regarding the ongoing exploration of the strategic options available to us.

The stock markets in general, and the markets for biotechnology stocks in particular, have experienced extreme volatility and price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Any such litigation brought against us could result in substantial costs, which would hurt our financial condition and results of operations, divert management’s attention and resources, and possibly delay our clinical trials or commercialization efforts.

36

If financial or industry analysts do not publish research or reports about our business or if they issue inaccurate or unfavorable commentary or downgrade our common stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts or the content and opinions included in their reports. As a new public company, we may be slow to attract research coverage, and the analysts who publish information about our common stock will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. In the event we obtain industry or financial analyst coverage, if any of the analysts who cover us issue an inaccurate or unfavorable opinion regarding our stock price, our stock price would likely decline. In addition, the stock prices of many companies in the biopharmaceutical industry have declined significantly after those companies have failed to meet, or often times failed to exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If our financial results fail to meet, or significantly exceed, our announced guidance or the expectations of analysts or public investors, analysts could downgrade our common stock or publish unfavorable research about us. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

An active trading market for our common stock may not develop and you may not be able to resell your shares of our common stock at or above the initial offering price, if at all.

Prior to this offering, there was no public market for our common stock. The initial public offering price for our common stock was determined through negotiations with the underwriters and may not be indicative of the price at which our common stock will trade after the closing of this offering. Although we anticipate that our common stock will be approved for listing on the NYSE American, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop or is not sustained, it may be difficult for you to sell shares you purchased in this offering at an attractive price or at all.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have [*] shares of common stock outstanding based on [*] shares outstanding as of [*]. This includes the shares that we are selling in this offering, which may be resold in the public market immediately. Following the consummation of this offering, approximately [*]% of our outstanding shares will be subject to a [*]-day lock-up period provided under lock-up agreements executed in connection with this offering described in “Underwriting” and restricted from immediate resale under the federal securities laws as described in “Shares Eligible for Future Sale.” All of these shares will, however, be able to be resold after the expiration of the lock-up period, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up agreement by on behalf of the underwriters. We also intend to register shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements. As restrictions on resale end, the market price of our stock could decline if the holders of currently-restricted shares sell them or are perceived by the market as intending to sell them.

Our executive officers, directors and their affiliates, if they choose to act together, have the ability to significantly influence all matters submitted to stockholders for approval.

Upon the closing of this offering, based on the number of common stock outstanding as of [*], our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before this offering and their respective affiliates will, in the aggregate, hold common stock representing approximately [*]% of our outstanding common stock. As a result, if these stockholders choose to act together, they would be able to control or significantly influence all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control or significantly influence the election of directors, the composition of our management and approval of any merger, consolidation, sale of all or substantially all of our assets or other business combination that other stockholders may desire. Any of these actions could adversely affect the market price of our common stock. This concentration of ownership control may:

●	delay, defer, or prevent a change in control;

●	entrench our management and board of directors; or

●	delay or prevent a merger, consolidation, takeover, or other business combination involving us that other stockholders may desire.

37

Concentration of ownership of our common stock among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

Our executive officers, directors and current beneficial owners of 5% or more of our common stock and their respective affiliates beneficially own over 61.28% of our outstanding common stock prior to this offering (assuming voluntary conversion of all outstanding convertible debt securities on January 1, 2025 as more fully described in our “Description of Securities” Section of this Registration Statement) and will continue to own a majority of our common stock following this offering. As a result, these persons, acting together, would be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors, any merger, consolidation, sale of all or substantially all of our assets, or other significant corporate transactions.

Some of these persons or entities may have interests different than yours. For example, because many of these stockholders purchased their shares at prices substantially below the current market price of our common stock and have held their shares for a longer period, they may be more interested in selling our company to an acquirer than other investors, or they may want us to pursue strategies that deviate from the interests of other stockholders.

We are an “emerging growth company” and a “smaller reporting company” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies and smaller reporting companies, our common stock may be less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act and we intend to take advantage of some of the exemptions from reporting requirements that are applicable to other public companies that are not emerging growth companies, including:

●	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

●	an exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, in the assessment of our internal control over financial reporting;

●	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements;

●	exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements; and

●	an exemption from compliance with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on financial statements.

We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of: (1) the last day of our fiscal year in which we have more than $1.235 billion in total annual gross revenues, (2) the last day of the fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act of 1933, (3) the date on which we have, during the previous three year period, issued more than $1 billion in non-convertible debt; or (4) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, or (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, we have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies, which may make comparison of our financials to those of other public companies more difficult. As a result of these elections, the information that we provide in this prospectus may be different than the information investors may receive from other public companies in which they hold equity interests. In addition, it is possible that some investors will find our common stock less attractive as a result of these elections, which may result in a less active trading market for our common stock and higher volatility in our share price.

38

Even after we no longer qualify as an emerging growth company, we may, under certain circumstances, still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

Future sales of common stock by our officers and directors and principal stockholders or others of our common stock, or the perception that such sales may occur, could depress the market price of our common stock.

Sales of a substantial number of shares of our common stock after this offering, particularly sales by our directors, executive officers and principal stockholders could adversely affect the market price of our common stock and may make it more difficult to sell common stock at a time and price that you deem appropriate. Based on the total number of outstanding shares of our common stock as of [*], upon completion of this offering and conversion of our outstanding convertible notes into common stock, we will have an aggregate of [*] shares of common stock outstanding, assuming no exercise of our outstanding stock options after [*], and assuming the underwriters do not exercise their option to purchase additional shares.

All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act.

Pursuant to our anticipated underwriting agreement, a substantial number our outstanding shares of common stock are currently restricted from resale as a result of market standoff and “lock-up” agreements, as more fully described in “Shares Eligible for Future Sale.” These shares will become available to be sold [*] days after the date of this prospectus. Shares held by directors, executive officers and other affiliates will be subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements. In addition, the underwriters may, in their sole discretion, release all or some portion of the shares subject to market standoff or lock-up agreements prior to the expiration of the lock-up period. See the section entitled “Shares eligible for future sale” for more information. Sales of a substantial number of such shares upon expiration of the market standoff and lock-up agreements, or the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

We intend to register the offer and sale of an aggregate of approximately [*] shares of common stock that have been issued or reserved for future issuance under our equity compensation plans on a Form S-8 registration statement. Once we register the offer and sale of these shares, they can be freely sold in the public market upon issuance, subject to the market standoff or lock-up agreements or unless they are held by “affiliates,” as that term is defined in Rule 144 of the Securities Act. If the holders of these shares choose to sell a large number of shares, they could adversely affect the market price for our common stock.

We may also issue shares of our common stock or securities convertible into shares of our common stock from time to time in connection with a financing, acquisition, investment or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.

Our initial public offering price is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock. If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of your investment.

Our initial public offering price is substantially higher than the pro forma as adjusted net tangible book value per share of our common stock based on the expected total value of our total assets, less our goodwill and other intangible assets, less our total liabilities immediately following this offering. If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution of $[*] per share in the price you pay for our common stock as compared to the pro forma as adjusted net tangible book value as of [*], after giving effect to the issuance of shares of our common stock in this offering at the initial public offering price of $[*] per share, as well as the issuance of shares of our common stock immediately prior to the closing of this offering at a [*]% discount to the initial public offering price pursuant to the conversion of outstanding convertible notes. Furthermore, if the underwriters exercise their option to purchase additional shares, if outstanding options are exercised, if we issue awards to our employees under our equity incentive plans, or if we otherwise issue additional shares of our common stock, you could experience further dilution. As of January 1, 2025, there were (i) outstanding options to purchase an aggregate of 641,950 shares of our common stock, at a weighted-average exercise price of $1.52 per share and (ii) outstanding warrants to purchase an aggregate of 508,978 shares of our common stock, at a weighted-average exercise price of $1.56 per share (with such average exercise price excluding 64,451 warrants issued with the Series B Convertible notes, which exercise price will be equal to 85% of the price paid per share of common stock in the initial public offering pursuant to this Registration Statement). To the extent that these outstanding options and / or warrants are exercised, you will incur further dilution.

39

For a further description of the dilution that you will experience immediately after this offering, see the section entitled “Dilution.”

The Nevada Revised Statute contains provisions that could discourage, delay, or prevent a change in our control, prevent attempts to replace or remove current management and reduce the market price of our stock.

We are subject to the anti-takeover provisions of the Nevada Revised Statutes (“NRS”). Depending on the number of residents in the state of Nevada who own our shares, we could be subject to the provisions of Sections 78.378 et seq. of the Nevada Revised Statutes which, unless otherwise provided in our articles of incorporation or by-laws, restricts the ability of an acquiring person to obtain a controlling interest of 20% or more of our voting shares. Our articles of incorporation and by-laws do not contain any provision which would currently keep the change of control restrictions of Section 78.378 from applying to us.

We are subject to the provisions of Sections 78.411 et seq. of the Nevada Revised Statutes. In general, this statute prohibits a publicly held Nevada corporation from engaging in a “combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the combination or the transaction by which the person became an interested stockholder is approved by the corporation’s Board before the person becomes an interested stockholder. After the expiration of the three-year period, the corporation may engage in a combination with an interested stockholder under certain circumstances, including if the combination is approved by the Board and/or stockholders in a prescribed manner, or if specified requirements are met regarding consideration. The term “combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 10% or more of the corporation’s voting stock. A Nevada corporation may “opt out” from the application of NRS Section 78.411 et seq. through a provision in its articles of incorporation or by-laws. We have not “opted out” from the application of this section.

Our Articles of Incorporation limit the liability of our officers and directors.

Our Articles of Incorporation contain a provision that no director or officer will be personally liable to us or our stockholders for damages regarding breaches of fiduciary duty. This limitation on liability may reduce the likelihood of derivative litigation against our officers and directors and may discourage or deter our stockholders from suing our officers and directors based upon breaches of their duties to us. The foregoing indemnification obligations could result in our incurring substantial expenditures to cover the cost of settlement or damage awards against directors and officers, which we may be unable to recoup. Additionally, these provisions and resultant costs may also discourage our bringing a lawsuit against directors and officers for breaches of their fiduciary duties and may similarly discourage the filing of derivative litigation by our shareholders against our directors and officers, even though such actions, if successful, might otherwise benefit us and our shareholders.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Litigation may adversely affect our business, financial condition, and results of operations.

From time to time in the normal course of its business operations, we may become subject to litigation that may result in liability material to our financial statements as a whole or may negatively affect our s operating results if changes to our business operations are required. The cost to defend such litigation may be significant and may require a diversion of resources. There also may be adverse publicity associated with litigation that could negatively affect customer perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable. Insurance may be unavailable at all or in sufficient amounts to cover any liabilities with respect to these or other matters. A judgment or other liability in excess of the insurance coverage for any claims could have a material adverse effect on our business, results of operations, and financial condition.

40

Our bylaws limit the liability of, and provide indemnification for, our officers and directors.

Our bylaws, provide that we shall indemnify our officers and directors for any liability including reasonable costs of defense arising out of any act or omission of any officer or director on our behalf to the full extent allowed by the laws of the State of Nevada, if the officer or director acted in good faith and in a manner the officer or director reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. Thus, we may be prevented from recovering damages for certain alleged errors or omissions by the officers and directors for liabilities incurred in connection with their good faith acts. Such an indemnification payment might deplete our assets. Stockholders who have questions respecting the fiduciary obligations of our officers and directors should consult with independent legal counsel. It is the position of the SEC that exculpation from and indemnification for liabilities arising under the Securities Act and the rules and regulations thereunder is against public policy and therefore unenforceable.

Our management has broad discretion in the use of the net proceeds from this offering, and our use of the net proceeds may not enhance our operating results or the price of our common stock.

We intend to use the net proceeds we receive from this offering to fund ongoing development, including pre-clinical and clinical trials of our product candidate and for general corporate purposes, including working capital, deferred compensation, research and development activities, general and administrative matters and capital expenditures. We may use a portion of the net proceeds to acquire complementary businesses or products. While we do not have agreements or commitments for any specific acquisitions at this time, we may evaluate potential acquisition candidates to enhance our product offerings. Accordingly, our management will have considerable discretion over the specific use of the net proceeds that we receive in this offering and might not be able to obtain a significant return, if any, on investment of these net proceeds. You will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. Until the net proceeds are used, they may be placed in investments that do not produce significant income, may be held in demand deposit accounts, or in investments intended to be highly liquid that may nevertheless lose value. If we do not use the net proceeds that we receive in this offering effectively, our business and prospects could be harmed, and the market price of our common stock could decline.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that it is reasonably possible that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. Effective internal control over financial reporting is necessary for us to provide reliable financial reports in a timely manner commensurate with the financial reporting requirements of an SEC registrant. Prior to the completion of this offering, we have been a private company and therefore have not designed or maintained internal controls over financial reporting commensurate with the financial reporting requirements of an SEC registrant. Accordingly, we have identified the following material weaknesses:

●	We did not design and maintain an effective control environment commensurate with the financial reporting requirements of a public company. Specifically, we lacked a sufficient complement of resources with (i) an appropriate level of accounting knowledge, experience and training to appropriately analyze, record and disclose accounting matters timely and accurately as a public company, and (ii) an appropriate level of knowledge and experience to establish effective processes and controls. Additionally, the lack of a sufficient number of professionals resulted in an inability to consistently design and maintain formal accounting policies, procedures and controls or establish appropriate authorities and responsibilities in pursuit of our financial reporting objectives, as demonstrated by, among other things, insufficient segregation of duties in our finance and accounting functions.

●	We did not design and maintain effective controls in response to the risks of material misstatement. Specifically, changes to existing controls or the implementation of new controls were not sufficient to timely respond to changes to the risks of material misstatement to financial reporting due to changes in the complexity in the business.

41

These material weaknesses contributed to the following additional material weaknesses:

●	We did not design and maintain effective controls to achieve complete, accurate and timely financial accounting, reporting and disclosures, including controls over the preparation and review of account reconciliations and journal entries and the identification of and accounting for certain non-routine, unusual or complex transactions in a timely fashion, including the proper application of U.S. GAAP to such transactions.

●	We did not design and maintain effective controls over information technology general controls for information systems that are relevant to the preparation of its financial statements. Specifically, we did not design and maintain: (i) program change management controls to ensure that program and data changes are identified, tested, authorized and implemented appropriately; (ii) user access controls to ensure appropriate segregation of duties and to adequately restrict user and privileged access to appropriate personnel; (iii) computer operations controls to ensure that processing and transfer of data, and data backups and recovery are monitored; and (iv) program development controls to ensure that new software development is tested, authorized and implemented appropriately.

The material weaknesses described above could result in a misstatement of one or more account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

Prior to the completion of this offering, we have been a private company with limited accounting personnel to adequately execute our accounting processes. We are in the process of implementing measures designed to improve our internal control over financial reporting and remediate these material weaknesses. Such measures include, but are not limited to: hiring additional finance and accounting personnel, upgrading our financial systems and implementing information technology general controls, establishing controls to identify, assess, and respond to the risks of material misstatement, and establishing controls to identify and account for certain non-routine, unusual or complex transactions in a timely fashion.

While we are currently in the process of remediating the material weaknesses, we cannot assure you that these efforts will remediate our material weaknesses in a timely manner, or at all. If we are unable to successfully remediate our material weaknesses, or identify any future material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports, the market price of our stock may decline as a result, and we could be subject to sanctions or investigations by the SEC, or other regulatory authorities. Failure to remediate any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

We do not intend to pay dividends in the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors. Consequently, your only opportunity to achieve a return on your investment in our company will be if the market price of our common stock appreciates and you sell your shares at a profit. There is no guarantee that the price of our common stock that will prevail in the market after this offering will ever exceed the price that you pay. For additional information about our dividend policy, see the section entitled “Dividend policy” elsewhere in this prospectus.

Certain members of our management team have limited experience managing a public company.

Some of the members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.

42

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act of 2002, or SOX, and the Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank. The listing requirements of the NYSE America Market, and the rules of the Securities and Exchange Commission, or SEC, require that we satisfy certain corporate governance requirements. Our management and other personnel will need to devote a substantial amount of time to ensure that we comply with all of these requirements. Moreover, the reporting requirements, rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. Any changes we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

After this offering, we will be subject to Section 404 of the Sarbanes-Oxley Act, or Section 404, and the related rules of the SEC, which generally require our management and an independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. In order to maintain effective internal controls, we will need additional financial personnel, systems and resources. Beginning with the second annual report on Form 10-K that we will be required to file with the SEC, Section 404 requires an annual management assessment of the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation. To comply with the requirements of being a reporting company under the Exchange Act, we will need to upgrade our systems including information technology; implement additional financial and management controls, reporting systems, and procedures; and hire additional accounting and finance staff.

To date, we have never conducted a review of our internal controls for the purpose of providing the reports required by these rules. During the course of our review and testing, we may identify additional deficiencies and be unable to remediate them before we must provide the required reports. Furthermore, if we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We or an independent registered public accounting firm may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting, which could harm our operating results, cause investors to lose confidence in our reported financial information and cause the trading price of our stock to fall. In addition, as a public company we will be required to file accurate and timely quarterly and annual reports with the SEC under the Exchange Act. Any failure to report our financial results on an accurate and timely basis could result in sanctions, lawsuits, delisting of our shares from the NYSE (once we have become listed) or other adverse consequences that would materially harm our business and reputation.

For so long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404. We will remain an emerging growth company until the earlier of (1) the last day of our fiscal year in which we have more than $1.235 billion in total annual gross revenues,, (2) the last day of the fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act of 1933, (3) the date on which we have, during the previous three year period, issued more than $1 billion in non-convertible debt; or (4) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

43

We are an emerging growth company and we cannot be certain if (i) the reduced disclosure requirements or (ii) extended transition periods for complying with new or revised accounting standards applicable to emerging growth companies will make our common stock less attractive to investors. In addition, as a smaller reporting company we will also have reduced disclosure requirements.

We qualify as an emerging growth company. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company, or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

In addition, for as long as we continue to be an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We are also a “smaller reporting company” as defined in the Securities Exchange Act of 1934, as amended, or the Exchange Act, and have elected to take advantage of certain of the scaled disclosures available to smaller reporting companies. To the extent that we continue to qualify as a “smaller reporting company” as such term is defined in Rule 12b-2 under the Exchange Act, after we cease to qualify as an emerging growth company, certain of the exemptions available to us as an “emerging growth company” may continue to be available to us as a “smaller reporting company,” including exemption from compliance with the auditor attestation requirements pursuant to SOX and reduced disclosure about our executive compensation arrangements. We will continue to be a “smaller reporting company” until we have $250 million or more in public float (based on our Common Stock) measured as of the last business day of our most recently completed second fiscal quarter or, in the event we have no public float (based on our Common Stock) or a public float (based on our Common Stock) that is less than $700 million, annual revenues of $100 million or more during the most recently completed fiscal year.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon completion of this offering, we will become subject to certain reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

Risks Associated with our NYSE American Listing

In order to have our securities listed on the NYSE American, among other requirements, we will need to add independent qualified persons to our Board.

One of the requirements for a NYSE American listing is that a majority of the members of our Board be independent, or if we qualify as a Smaller Reporting Company (at least 50% of our Board), and that we have an Audit Committee that has at least three members (or two for a smaller reporting company), all of whom must be independent directors. In addition, at least one member of the Audit Committee must have experience that results in such individual’s financial sophistication, pursuant to SEC rules. Notwithstanding, the NYSE American authorizes a “phase-in” period whereby we will be required to have, (i) within 90 days of listing, a majority of “independent” members on our established Committees and (ii) within one (1) year of listing, in addition to a majority of independent Board members, all members of our Committees will be independent. While the Company is currently undertaking a search for qualified Board and Committee members, there can be no assurances that we will be able to find qualified Board members willing to serve on our Board and associated Committees. Currently, we have a four (4) member Board and only one Board member qualifies as independent under NYSE American rules. In the event we are unable to attract a sufficient number of independent qualified persons to serve on our Board, Audit Committee, Compensation Committee and Governance and Nominating Committee, we may be unable maintain our common stock listing on the NYSE American even if we are initially listed subject to the foregoing “phase-in” period. In the event that our common stock is not initially listed on the NYSE American, we would not proceed with the offering described in this prospectus.

44

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would” or the negative of these terms or other similar expressions intended to identify statements about the future. These statements speak only as of the date of this prospectus and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements include statements about the following:

●	the timing, progress and results of preclinical studies and clinical trials for our product candidates we may develop, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, and our research and development programs;

●	the timing, scope or likelihood of regulatory filings and approvals, including timing of IND applications and NDA filings for, and final FDA approval of our current and any other future product candidates;

●	the timing, scope or likelihood of foreign regulatory filings and approvals;

●	our ability to develop and advance our current product candidates and programs into, and successfully complete, clinical studies;

●	the success of our collaborators and third-party contract researchers and their ability or failure to meet their obligations to us;

●	our ability to develop combination therapies, whether on our own or in collaboration with third parties;

●	our manufacturing, commercialization and marketing capabilities and strategy;

●	the pricing and reimbursement of any product candidates we may develop, if approved;

●	the rate and degree of market acceptance and clinical utility of any product candidates we may develop;

●	the potential benefits of and our ability to establish or maintain future collaborations or strategic relationships or obtain additional funding;

●	our ability to retain the continued service of our key professionals and to identify, hire and retain additional qualified professionals;

●	our intellectual property position, including the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates we may develop, the validity of intellectual property rights held by third parties, and our ability not to infringe, misappropriate or otherwise violate any third-party intellectual property rights;

●	our competitive position, and developments and projections relating to our competitors and our industry;

●	our expectations related to the use of our existing cash, cash equivalents and marketable securities and the proceeds from this offering;

●	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing; and

●	the impact of laws and regulations.

45

The foregoing list of risks is not exhaustive. Other sections of this prospectus may include additional factors that could harm our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. You should not rely upon forward-looking statements as predictions of future events. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. You should, however, review the factors and risks and other information we describe in the reports we will file from time to time with the SEC after the date of this prospectus.

Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, the events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. You should refer to the “Risk Factors” section of this prospectus for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

MARKET AND INDUSTRY DATA

We obtained the industry, statistical and market data in this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. All of the market data used in this prospectus involve a number of assumptions and limitations, and the sources of such data cannot guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of shares of our common stock in this offering will be approximately $ million (or approximately $         million if the underwriters exercise in full their option to purchase up to additional shares), assuming an initial public offering price of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) as adjusted cash and cash equivalents, working capital, total assets, and total equity by approximately $          , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 100,000 shares offered by us at the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us would increase (decrease) as adjusted cash and cash equivalents, working capital, total assets, and total equity by approximately $         . The as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.

46

As of [*], we had cash and cash equivalents of $[*] million. We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:

●	approximately $ million to $ million to fund research and clinical trials activities related to the development of EO3001;

●	approximately $ million to $ million to fund research and clinical trials activities related to the development of EO4426;

●	approximately $ million to $ million to fund research and clinical trials activities related to the development of Orotecan;

●	approximately $ million to $ million to fund research and clinical trials activities related to the development of EO1001;

●	the remainder for research and development activities, working capital and other general corporate purposes.

Based on our current operational plans and assumptions, we expect our cash and cash equivalents, together with the net proceeds from this offering, will be sufficient to fund our operating expenses and capital expenditure requirements into [*]. We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, may be insufficient to fund any of our drug candidates through regulatory approval, and we anticipate needing to raise additional capital to complete the development of and commercialize our drug candidates. It is difficult to predict the cost and timing required to complete development and obtain regulatory approval of, and commercialize, our drug candidates due to, among other factors, our limited experience with initiating, conducting and completing clinical trials, obtaining regulatory approval and commercializing our drug candidates, the rate of subject enrollment in our clinical trials, filing requirements with various regulatory agencies, clinical trial results and the actual costs of manufacturing and supplying our drug candidates.

Our expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. We believe that opportunities may exist from time to time to expand our current business through licenses with or acquisitions of, or investments in, complementary businesses, products or technologies, and we may use a portion of the net proceeds for these purposes.

Our management will have broad discretion over the use of the net proceeds from this offering. The amounts and timing of our expenditures will depend upon numerous factors, including the results of our research and development efforts, the timing, cost and success of preclinical studies and clinical trials, the timing of regulatory submissions, our ability to obtain additional financing, the amount of cash obtained through our existing collaborations and future collaborations, if any, and any unforeseen cash needs.

Pending any use described above, we intend to invest the net proceeds of this offering in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid, and do not anticipate declaring or paying, in the foreseeable future, any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant.

47

CAPITALIZATION

The following table sets forth our cash and cash equivalents, and our capitalization as of [*]:

●	on an actual basis;

●	on a pro forma basis to give effect to: (1) the conversion of all outstanding shares of our convertible securities into an aggregate of [*] shares of our common stock upon the closing of this offering; and (2) the filing and effectiveness of our amended and restated articles of incorporation upon the closing of this offering; and

●	on a pro forma as adjusted basis to give effect to: (1) the pro forma adjustments described above; and (2) our issuance and sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the closing of this offering will depend on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our financial statements and the related notes appearing at the end of this prospectus, the sections of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained in this prospectus.

As of [●]
	Actual			Pro Forma			Pro Forma As Adjusted
(in thousands, except share and per share data)
Cash and cash equivalents	$	[●]		$	[●]

Convertible Securities	$	[●]			$—
Stockholders’ (deficit) equity:
Preferred stock, $[●] par value per share; no shares authorized, issued or outstanding, actual; shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted		—			—
Common stock, $[●] par value per share; [●] shares authorized, [●] shares issued and outstanding, actual; shares authorized, [●] shares issued and outstanding, pro forma; authorized, issued and outstanding, pro forma as adjusted		[●]			[●]
Additional paid-in capital		[●]			[●]
Accumulated deficit		([●]	)		([●]	)

Total stockholders’ (deficit) equity		([●]	)		([●]	)

Total capitalization	$	[●]		$	[●]

Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid in capital, total stockholders’ equity (deficit) and total capitalization by approximately $        million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 100,000 shares in the number of shares offered by us at the assumed initial public offering price per share of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid in capital, total stockholders’ equity (deficit) and total capitalization by approximately $ million.

48

The number of shares of our common stock to be outstanding after this offering is based on [●] shares of our common stock outstanding as of [●], after giving effect to the conversion of all outstanding convertible securities stock into an aggregate of [●] shares of common stock, and excludes:

●	[●] shares of our common stock issuable upon the exercise of options outstanding as of [●] under our Amended and Restated 2021 Omnibus Equity Incentive Plan, or at a weighted-average exercise price of $[●] per share (which does not include options to purchase an aggregate of [●] shares of our common stock, at a weighted-average exercise price of $[●] per share, that were granted subsequent to [●], 2023);

●	[●] shares of our common stock available for future issuance as of [●] under the Amended and Restated 2021 Omnibus Equity Incentive Plan; and

●	[●] shares of common stock issuable upon the exercise of outstanding warrants having an average exercise price of $[*] per share.

49

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

As of [●], we had a historical net tangible book deficit of $[●] million, or $[●] per share of our common stock. Our historical net tangible book deficit per share represents total tangible assets less total liabilities and the carrying values of our convertible preferred stock, which is not included within stockholders’ deficit divided by the [●] shares of our common stock outstanding as of [●].

Our pro forma net tangible book value as of December 31, 2024 was $[●] million, or $[●] per share of our common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to the conversion of all outstanding shares of our preferred stock into an aggregate of [●] shares of our common stock, as if such conversion had occurred upon the closing of this offering. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of [●], after giving effect to the pro forma adjustment described above.

After giving further effect to the sale of shares of common stock in this offering at an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of [●] would have been $        million, or $        per share. This amount represents an immediate increase in pro forma net tangible book value of $        per share to our existing stockholders and immediate dilution of $        per share to new investors in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock in this offering.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share				$
Historical net tangible book deficit per share as of December 31, 2024	$	([●]	)
Pro forma increase in historical net tangible book value per share attributable to the pro forma transactions described in the preceding paragraphs		[●]

Pro forma net tangible book value per share as of December 31, 2024		[●]
Increase in pro forma net tangible book value per share attributable to this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors in this offering				$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $              per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $              , and dilution in pro forma net tangible book value per share to new investors by approximately $              , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 100,000 shares in the number of shares we are offering would increase the pro forma as adjusted net tangible book value per share after this offering by $               and decrease the dilution per share to new investors participating in this offering by $              , assuming no change in the assumed initial public offering price per share and after deducting the estimated underwriting discounts and commissions. A decrease of 100,000 shares in the number of shares we are offering would decrease the pro forma as adjusted net tangible book value per share after this offering by $              and increase the dilution per share to new investors participating in this offering by $              , assuming no change in the assumed initial public offering price per share and after deducting the estimated underwriting discounts and commissions.

50

If the underwriters exercise their option to purchase additional shares of our common stock in full, the pro forma as adjusted net tangible book value after this offering would be $             per share, the increase in pro forma net tangible book value per share would be $             and the dilution per share to new investors would be $             per share, in each case assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The following table summarizes, as of [●], on the pro forma as adjusted basis described above, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that existing stockholders and new investors paid for such shares. The calculation below is based on an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Weighted- Average Price
	Number	Percent	Amount	Percent	per Share
Existing stockholders		%	$	%	$
New investors
Total		100%		100%

The number of shares of our common stock to be outstanding after this offering is based on [●] shares of our common stock outstanding as of [●], 2024 after giving effect to the conversion of all outstanding convertible securities stock into an aggregate of [●] shares of common stock, and excludes:

●	[●] shares of our common stock issuable upon the exercise of options outstanding as of [●] under our Amended and Restated 2021 Omnibus Equity Incentive Plan, or at a weighted-average exercise price of $[●] per share (which does not include options to purchase an aggregate of [●] shares of our common stock, at a weighted-average exercise price of $[●] per share, that were granted subsequent to [●], 2024);

●	[●] shares of our common stock available for future issuance as of [●] under the Amended and Restated 2021 Omnibus Equity Incentive Plan; and

●	[●] shares of common stock issuable upon the exercise of outstanding warrants having an average exercise price of $[*] per share.

To the extent that stock options are exercised, new stock options are issued under our equity incentive plan or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

51

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements regarding our business development plans, pre-clinical and clinical studies, regulatory reviews, timing, strategies, expectations, anticipated expenses levels, business prospects and positioning with respect to market, demographic and pricing trends, business outlook, technology spending and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations) and express our current intentions, beliefs, expectations, strategies or predictions. These forward-looking statements are based on a number of assumptions and currently available information and are subject to a number of risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Special Note Regarding Forward-Looking Statements” and under “Risk Factors” and elsewhere in this Prospectus. The following discussion should be read in conjunction with our financial statements and related notes thereto included elsewhere in this Prospectus.

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations, (MD&A), is provided in addition to the accompanying audited annual statements and notes to assist readers in understanding our results of operations, financial condition and cash flows. Our MD&A is organized as follows:

●	Overview — Overview discussion of our business in order to provide context for the remainder of MD&A.

●	Results of Operations — Analysis of our financial results comparing the year ended December 31, 2024 to the year ended December 31, 2023.

●	Liquidity and Capital Resources —Analysis of cash flows and discussion of our financial condition and future liquidity needs.

●	Critical Accounting Estimates — Accounting policies that we believe are important to understanding the assumptions and judgments incorporated in our reported financial results and forecasts.

Overview

We are a clinical-stage company developing new therapies targeting the fight against cancer. Since inception, we have focused our efforts on establishing a pipeline of unique small-molecule product candidates, which we are developing as potential new therapies for the treatment of cancer. The commercial markets for each of our product candidates are defined by unmet medical needs that we believe can be addressed by our drug candidates.

Results of Operations

The consolidated financial condition and results of operations include the accounts of the Company and its wholly owned subsidiaries, NewGen Therapeutics, Inc. and Edison Oncology Acquisition Co.

The following table summarizes our results of operations for the years ended December 31, 2024 and 2023:

	Years ended December 31,		Change
	2024	2023	$	%

R&D revenue	$	$481,926
Total revenue		481,926

Operating expenses
Research and development		994,704
General and administrative		1,459,773

Total operating expenses		2,454,477
Loss from operations	$	$(1,972,551)

Other (expense) income
Interest (expense) and income		(234,931)
Amortization of debt discount		(336,461)
Change in fair value of derivative liability		46,064
Change in fair value of equity method investment		(1,671,913)

Total other (expense) income:		(2,197,241)

Loss before tax provision		(4,169,792)
Provision for income taxes		66,931
Net loss	$	$(4,102,861)

Revenue

No revenues were generated from the sale of our proposed products for any of the periods presented.

We recognize revenue from research and development services provided by certain of our employees, as well as Senz and independent contractors, under the Company’s collaboration agreement with Apollomics in which they are to bear all costs associated with the development of the licensed product. These services are presented on a gross basis because the Company is the principal for such efforts. The research and development revenue recognized in the year ended December 31, 2024, was $[*], and in the year ended December 31, 2023, was approximately $0.5 million.

52

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for the clinical development of the Company’s product candidates Orotecan, EO1001 and EO3001, which include:

●	salaries and employee-related costs, including stock-based compensation;

●	laboratory and vendor expenses related to the execution of research, preclinical development and clinical trials;

●	expenses under agreements with third-party contract research organizations, investigative clinical trial sites that conduct research and development activities on the Company’s behalf, and consultants;

●	costs related to develop and manufacture preclinical study and clinical trial material; and

●	regulatory expenses.

The Company’s direct research and development expenses consist primarily of external costs, such as fees paid under third-party license agreements and to outside consultants, CROs, clinical site, contract manufacturing organizations (“CMOs”) and research laboratories in connection with its preclinical development, process development, manufacturing, clinical development, and regulatory activities.

The Company’s research and development expenses were approximately $[•] and $1 million in the years ended December 31, 2024 and 2023, respectively. The Company expects research and development expenses to increase in 2025. In particular, the Company expects the costs associated with investigative clinical trial sites that conduct research and development activities on the Company’s behalf to increase as the Company initiates clinical trials with EO3001 accepts new sites and new patients into ongoing clinical trials of Orotecan and EO1001. Similarly, the Company expects the laboratory and vendor expenses related to the execution of preclinical and clinical trials to increase in 2025, as well as costs related to the development and manufacture of its product candidates and the cost of prosecution and maintenance of our patents and patent applications.

General and Administrative Expenses

General and administrative expenses consist primarily of salary and employee-related costs and benefits, professional fees for legal, intellectual property, consulting, investor and public relations, accounting and audit services, insurance costs, director’s fees and stipends, and general corporate expenses.

The Company’s general and administrative expenses were approximately $[●] million and $1.5 million in the years ended December 31, 2024 and 2023, respectively. Adjusting for non-cash items, the Company’s cash general and operating expenses were approximately $[●] and $130,000 in the years ended December 31, 2024 and 2023, respectively. We expect our general and administrative expenses will increase in 2025 as we incur additional audit, legal, regulatory, and tax-related services associated with maintaining compliance with an exchange listing and SEC requirements, director and officer insurance premiums, investor relations costs, and the hiring of additional personnel to support the growth and operational strategy of the Company.

53

R&D Revenue

The increase in R&D revenue of approximately $[*] million, or [*]%, from $0.5 million for the year ended December 31, 2023 compared to $[*] for the year ended December 31, 2024 was primarily attributable to the increase in reimbursement for costs incurred for development of EO1001 in accordance with the Apollomics Agreement.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2024 increased by $[●] million, or [●]%, from approximately $1.0 million in the year ended December 31, 2023 to $[●] million for the year ended December 31, 2024. The increase was primarily attributable to increased research and development activities during the period. Due to increased research and development activities, the Company also recorded a $[●] million increase in contract employee-related and consulting expenses in 2024.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2024 increased by $[●] million, or [●]%, from approximately $1.5 million in the year ended December 31, 2023 to $[●] million for the year ended December 31, 2024. The increase was primarily related to higher general and administrative expenses associated with preparations for operating as a future public company, including (i) a $[●] million increase in accounting and legal costs, (ii) a $[●] million increased costs related to investor relations and shareholder communications activities, (iii) a $[●] million increase in insurance costs, and (iv) a $[●] million net increase in employee related costs coinciding with the increased staffing needs in preparation for becoming a public company and expected staffing needs in line with the Company’s strategy and operating plan. These increases in the year ended 2024 compared to 2023 were partially offset by a $[●] million decrease in share-based compensation expense.

Other (income) expense

Other (income) expense, net decreased by $[●] million from expense of $2.2 million for the year ended December 31, 2023 to an expense of $[●]million for the year ended December 31, 2024. The loss attributable to the equity method investment during the years ended December 31, 2024 and 2023 was $[●] million and $1.7 million loss, respectively, representing an increase by $[●] million, or [●]%. The change in fair value of the derivative liability difference for the year ended December 31, 2024 and 2023 was $[●] and an increase of $46,000, respectively. Additionally, the difference for the year ended December 31, 2024 compared to 2023 was related to $[●] million decrease in interest expense mostly due to the non-cash accrual of interest related to our convertible notes of approximately $[●] and $235,000, respectively and the amortization of the debt discount, of approximately $[●] and $336,000, respectively.

54

Cash Flows

As of December 31, 2023 the Company had approximately $0.1 million in cash and cash equivalents. The following table shows a summary of the Company’s cash flows for the year ended December 31, 2024 and 2023:

	For the Years Ended December 31,
	2024	2023

Net cash used in operating activities	$		$947,723
Net cash used in investing activities	$	$	nil
Net cash provided by financing activities	$		$200,000

Net Cash Used in Operating Activities

Cash used in operating activities for the year ended December 31, 2024, reflects a $[•] million loss for the year adjusted for $[•] million of net cash outflows related to changes in operating assets and liabilities, and certain non-cash items including: (i) a $[•] million expense recognized for stock-based compensation, and (ii) a $[•] million loss attributable to our equity method investment in Rakovina Therapeutics Inc.. Cash used in operating activities for the year ended December 31, 2023, includes a $4.1 million loss for the year adjusted for (i) approximately $1.1 million related to changes in operating assets and liabilities, (ii) a $0.1 million non-cash expense recognized for stock-based compensation, (iii) a $1.7 million non-cash loss attributable to our equity method investment in Rakovina Therapeutics Inc., (iv) $0.3 million non-cash loss related to amortization of the debt discount and (v) $(46,000) non-cash change in fair value of the derivative liability.

Net Cash Provided by Financing Activities

For the year ended December 31, 2024, cash provided by financing activities was $[●] million, which was primarily attributable to proceeds from the issuance of our Series D Convertible Notes and one Series C Convertible Note. This increase was partially offset by payment of debt issuance costs of $[●] million.

For the year ended December 31, 2023, cash provided by financing activities was $0.2 million, which was primarily attributable to proceeds from the issuance of our Series C Convertible Notes.

Liquidity and Capital Resources

Financial Condition

Since the Company’s inception, we have financed our operations through the sales of our securities, primarily convertible notes, and to a lesser degree research contracts as well as the licensing or sale of intellectual property rights to third parties. Refer to the paragraph under the heading “Going Concern” in the Financial Overview section above for management’s assessment of the Company’s ability to continue as a going concern.

Funding requirements

We do not expect to generate any meaningful future revenue unless and until we obtain regulatory approval and commercialize any of our current or future therapeutic candidates, or receive additional potential revenue from our research and development agreement with Apollomics the amounts of which are uncertain. We will continue to require additional capital to develop our therapeutic candidates and fund operations for the foreseeable future. Our primary uses of cash are to fund our operations, which consist primarily of research and development expenses related to our programs, and to a lesser extent, general and administrative expenses. We expect our expenses to continue to increase in connection with our ongoing activities as we continue to develop our product candidates and our other discovery and preclinical programs, seek to broaden the pipeline of our product candidates. In addition, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company.

55

We may seek to raise capital through private or public equity or debt financings, license and collaboration agreements or other arrangements, or through other sources of financing. Adequate additional funding may not be available to us on acceptable terms or at all. Our failure to raise capital as and when needed could have a negative impact on our financial condition and our ability to pursue our business strategies. We anticipate that we will need to raise substantial additional capital, the requirements of which will depend on many factors, including:

●	the costs associated with the type, scope, progress and results of research and discovery, preclinical development, laboratory testing and clinical trials for our current or future therapeutic candidates, including [●] and [●];

●	the extent to which we develop, in-license or acquire other pipeline therapeutic candidates or technologies;

●	the number and development requirements of other therapeutic candidates that we may pursue, and other indications for our current therapeutic candidates that we may pursue;

●	the costs related to entering into partnerships or other arrangements with third parties;

●	the costs, timing and outcome of obtaining regulatory approvals of our current or future therapeutic candidates we may pursue;

●	the costs and fees associated with the discovery, acquisition or in-license of our products or technologies;

●	the scope and costs of making arrangements with third-party manufacturers for preclinical, clinical and commercial supplies of our current or future therapeutic candidates;

●	the scope and costs involved in growing our organization to the size needed to allow for the research, development and potential commercialization of our current or future therapeutic candidates;

●	the cost associated with commercializing any approved therapeutic candidates, including establishing sales, marketing and distribution capabilities;

●	the cost associated with completing any post-marketing studies or trials required by the FDA or other regulatory authorities;

●	the revenue, if any, received from commercial sales of our current or future therapeutic candidates, if any are approved;

●	the costs associated with addressing any potential interruptions or delays resulting from factors related to overall global affairs, such as conflicts overseas or health crisis;

●	the costs and timing of preparing, filing and prosecuting patent applications, maintaining, defending and enforcing our intellectual property and proprietary rights and defending intellectual property-related claims that we may become subject to, including any litigation costs and the outcome of such litigation;

●	the costs associated with potential product liability claims, including the costs associated with obtaining insurance against such claims and with defending against such claims; and

●	our ability to establish and maintain collaboration arrangements on favorable terms, if at all and the timing and amount of any milestone, royalty or other payments we are required to make or are eligible to receive under such collaborations, if any.

56

If we raise additional funds by issuing equity securities, our stockholders will experience dilution. If we raise additional capital through debt financing, we may be subject to covenants that restrict our operations including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our common stock, make certain investments, and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders.

If we raise additional funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our proprietary technology, future revenue streams, research programs or therapeutic candidates, including granting licenses to our proprietary technologies, on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or collaborations, strategic alliances or licensing arrangements with third parties when needed, we may be required to delay, limit, reduce and/or terminate our product development programs or any future commercialization efforts or grant rights to develop and market therapeutic candidates that we would otherwise prefer to develop and market ourselves.

Critical Accounting Estimates

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates, judgments, and assumptions that impact the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the balance sheet and the reported amounts of expenses during the reporting period. The Company’s estimates are based on historical experience, known trends, events and various other factors that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. In making estimates and judgments, management employs critical accounting policies.

The Company’s significant accounting policies used in the preparation of the consolidated financial statement are described in more detail in Note 2 of our Financial Statements on page F-8 of this Registration Statement. However, the Company believes that the following accounting policies are the most critical for fully understanding and evaluating our financial condition and results of operations:

License and Collaboration Arrangements and Revenue Recognition

The Company’s revenues are generated primarily through license and collaboration agreements with pharmaceutical and biotechnology companies. The terms of these arrangements may include (i) the grant of intellectual property rights (IP licenses) to therapeutic drug candidates against specified targets, developed using the Company’s proprietary platform, (ii) performing research and development services to optimize drug candidates, and (iii) the grant of options to obtain additional research and development services or licenses for additional targets, or to optimize product candidates, upon the payment of option fees.

The terms of these arrangements typically include payment to the Company of one or more of the following: non-refundable, upfront license fees; payments for research and development services; fees upon the exercise of options to obtain additional services or licenses; payments based upon the achievement of defined collaboration objectives; future regulatory and sales-based milestone payments; and royalties on net sales of future products.

The Company accounts for revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”). The Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In determining the appropriate amount of revenue to be recognized under ASC 606, the Company performs the following steps:

Step 1:	Identify the promised goods or services in the contract;

Step 2:	Determine whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract;

Step 3:	Measurement of the transaction price, including the constraint on variable consideration;

Step 4:	Allocation the transaction price to the performance obligations; and

Step 5:	Recognition of revenue when (or as) the Company satisfies each performance obligation.

57

As part of the accounting for these arrangements, the Company must make significant judgments, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each performance obligation.

Once a contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within the contract and determines those that are performance obligations. Arrangements that include rights to additional goods or services that are exercisable at a customer’s discretion are generally considered options. The Company assesses if these options provide a material right to the customer and if so, they are considered performance obligations.

Performance obligations are promised goods or services in a contract to transfer a distinct good or service to the customer. The promised goods or services in the Company’s contracts with customers primarily consist of license rights to the Company’s intellectual property for research and development, research and development services, options to acquire additional research and development services, and options to obtain additional licenses, such as a commercialization license for a potential product candidate. Promised goods or services are considered distinct when:

(i)	the customer can benefit from the good or service on its own or together with other readily available resources; and

(ii)	the promised good or service is separately identifiable from other promises in the contract.

In assessing whether promised goods or services are distinct, the Company considers factors such as the stage of development of the underlying intellectual property, the capabilities of the customer to develop the intellectual property on their own and whether the required expertise is readily available. In addition, the Company considers whether the collaboration partner can benefit from a promise for its intended purpose without the receipt of the remaining promises, whether the value of the promise is dependent on the unsatisfied promises, whether there are other vendors that could provide the remaining promises, and whether it is separately identifiable from the remaining promises. The Company estimates the transaction price based on the amount of consideration the Company expects to receive for transferring the promised goods or services in the contract. The consideration may include both fixed consideration and variable consideration. At the inception of each arrangement that includes variable consideration, the Company evaluates whether to estimate the amount of potential payments and the likelihood that the payments will be received or use the right to invoice practical expedient. Under ASC 606, applicable to distinct licenses of IP, the Company evaluates and recognizes the royalties and sales milestones as revenue when (or as) the customer’s sales or usage occurs, unless doing so accelerates revenue recognition ahead of the entity’s satisfaction of the performance obligation to which the royalty relates. Therefore, the variable consideration connected to the Royalties and Sales Milestones is not estimated at inception of the contract and is recognized when the sales occur, and the royalties and sales milestones are met. For the research and development services, the right to invoice practical expedient is used whereby the contract research service activities to date are invoiced which correspond directly to the value of the related performance.

Licensing Revenue

The Company’s collaboration revenue arrangements include the following:

Upfront License and Sublicensing Fees

If a license is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenues from nonrefundable, up-front fees allocated to the license when the license is transferred to the licensee and the licensee is able to use and benefit from the license. For licenses that are bundled with other promises, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, up-front fees. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

58

Milestone Payments

Milestone payments, in the form of additional license fees, typically represent nonrefundable payments to be received in conjunction with the achievement of a specific event identified in the license or sublicense agreement, such as completion of specified development activities and/or regulatory submissions and/or approvals. We believe that a milestone represents the culmination of a distinct earnings process when it is not associated with ongoing research, development or other performance on our part. We recognize such milestones as revenue when they become due, and collection is reasonably assured. When a milestone does not represent the culmination of a distinct earnings process, we recognize revenue in a manner similar to that of an upfront license fee.

The Company’s license and collaboration agreements may include development and regulatory milestones. The Company evaluates whether the milestones are considered probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. The Company evaluates factors such as the scientific, clinical, regulatory, commercial, and other risks that must be overcome to achieve the particular milestone in making this assessment. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the Company’s control or the licensee’s control, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. At the end of each reporting period, the Company re-evaluates the probability of achievement of such milestones and any related constraint, and if necessary, adjusts the estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect collaboration revenue and net loss in the period of adjustment. We did not recognize any milestone revenue in the year ended December 31, 2024 or December 31, 2023.

Royalties

For arrangements that include sales-based royalties, including milestone payments based on a level of sales, and the license is deemed to be the predominant item to which the royalties relate, the Company will recognize revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). To date, the Company has not recognized any revenue related to sales-based royalties or milestone payments based on the level of sales.

The timing and amount of revenue that we recognize from licenses of technology, either from upfront fees or milestones where we are providing continuing services related to product development, are primarily dependent upon our estimates of the development period. We define the development period as the point from which research activities commence up to regulatory approval of either our or our partners’ submission, assuming no further research is necessary. As product candidates move through the development process, it is necessary to revise these estimates to consider changes to the product development cycle, such as changes in the clinical development plan, regulatory requirements, or various other factors, many of which may be outside of our control. Should the FDA or other regulatory agencies require additional data or information, we would adjust our development period estimates accordingly. We did not recognize any sales-based royalties revenue in the year ended December 31, 2024 or December 31, 2023.

R&D Services

The promises under the Company’s collaboration agreements may include research and development services to be performed by the Company on behalf of the partner. Payments or reimbursements resulting from the Company’s research and development efforts are recognized as the services are performed and presented on a gross basis because the Company is the principal for such efforts.

Intangible Assets

The Company records its intangible assets at estimated fair value in accordance with ASC 350, Intangibles – Goodwill and Other. In-process research and development (“IPR&D”) assets acquired must have an alternative future use to be capitalized and are determined to have either indefinite or finite lives. Finite lived intangible assets are amortized on a straight-line basis over their estimated useful lives, which is determined by identifying the period over which the cash flows from the asset are expected to be generated. IPR&D assets determined to have indefinite lives are tested for impairment annually and between annual tests if the Company becomes aware of an event or a change in circumstances that would indicate the carrying value may be impaired.

59

With respect to the impairment testing of acquired IPR&D, ASU 2011-08, Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment, and ASU 2012-02, Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment, provides for a two-step impairment process with the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to the determination that it is more-likely-than not (that is, a likelihood of more than 50%) that acquired IPR&D is impaired. If the Company chooses to first assess qualitative factors and it determines that it is more-likely-than not acquired IPR&D is not impaired, the Company is not required to take further action to test for impairment.

On October 5, 2018, we entered into an agreement with NewGen Therapeutics, Inc. (“NewGen”) to acquire its assets, consisting substantially of four pharmaceutical patents. To facilitate the transaction, a wholly-owned subsidiary of the Company, Edison Acquisition (“Merger Sub”), was formed and subsequently merged into NewGen. NewGen was the surviving company subsequent to the completion of the merger, pursuant to which NewGen became a wholly owned subsidiary of the Company. As consideration for the purchase of the assets, the Company issued 4,000,000 shares of the Company’s common stock to the sellers of NewGen. The aggregate fair value of these shares at the time of the acquisition totaled to $2,000,000, and including the transaction costs the asset acquisition was $2,201,555.

The Company has accounted for the transaction as an asset acquisition in accordance with ASU 2017-01 “Business Combinations (Topic 805) - Clarifying the Definition of a Business” and ASC 805 “Business Combinations.” Since the purchased intellectual property was deemed to have alternative future use, the Company recorded and IPR&D asset within Intangible asset on the consolidated balance sheet.

One of the patents was sold during the year ended December 31, 2021, with a carrying value of $206,075 (See Note 4).

During the years ended December 31, 2024 and 2023, we did not record a loss on impairment.

Equity Method Investment

The Company accounts for investments in entities in which the Company has significant influence over the entity’s financial and operating policies, but does not control, using the equity method of accounting. The Company elected under ASC 825, Fair Value Option, for the investment to be treated as a fair value option. It will be remeasured at the end of each period at its fair value, with the change in fair value to be recognized in the Statement of Operations. The Company assesses its investment in equity method investments for recoverability, and if it is determined that a loss in value of the investment is other than temporary, the Company writes down the investment to its fair value. The Company does not believe that the value of its the equity method investment was impaired as of December 31, 2024 or December 31, 2023.

Fair Value Measurements

The Company’s financial instruments consist of cash, equity method investment, accounts payable, accrued liabilities, derivative liability, liability classified warrants. The carrying amounts of cash, accounts payable and accrued liabilities approximate their fair value due to the short-term nature of those financial instruments. The fair value of the equity method investment, derivative liability, liability classified warrants are remeasured to fair value each reporting period.

Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurement (“ASC 820”), establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities (Level 1) and lowest priority to unobservable inputs (Level 3).

60

Assets and liabilities recorded in the balance sheets at fair value are categorized based on a hierarchy of inputs as follows:

Level 1:	Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.

Level 2:	Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies.

Level 3:	Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value. The significant unobservable inputs used in the fair value measurement for nonrecurring fair value measurements of long-lived assets include pricing models, discounted cash flow methodologies and similar techniques. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Research and Development

Research and development costs are expensed as incurred. The Company records the costs associated with research, nonclinical and clinical trials, and manufacturing development, expenses and external costs of outside vendors engaged to conduct preclinical development activities and clinical trials, including salaries, share-based compensation and benefits, as incurred. These costs are a significant component of the Company’s research and development expenses, with a substantial portion of the Company’s on-going research and development activities conducted by third party service providers.

Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed.

The Company accrues for expenses resulting from obligations under agreements with contract research organizations (“CROs”), contract manufacturing organizations (“CMOs”), and other outside service providers for which payment flows do not match the periods over which materials or services are provided to the Company. Accruals are recorded based on estimates of services received and efforts expended pursuant to agreements established with CROs, CMOs, and other outside service providers. These estimates are typically based on contracted amounts applied to the proportion of work performed and determined through analysis with internal personnel and external service providers as to the progress or stage of completion of the services. The Company makes significant judgments and estimates in determining the accrual balance in each reporting period. In the event advance payments are made to a CRO, CMO, or outside service provider, the payments will be recorded as a prepaid asset which will be amortized or expensed as the contracted services are performed. As actual costs become known, the Company adjusts its prepaids and accruals. Inputs, such as the services performed, the number of patients enrolled, or the trial duration, may vary from the Company’s estimates, resulting in adjustments to research and development expense in future periods. Changes in these estimates that result in material changes to the Company’s accruals could materially affect the Company’s results of operations. To date, the Company has not experienced any material deviations between accrued and actual research and development expenses.

Warrants

The Company accounts for freestanding warrants within stockholders’ equity or as liabilities based on the characteristics and provisions of each instrument. The Company evaluates outstanding warrants in accordance with Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging. If none of the criteria in the evaluation in these standards are met, the warrants are classified as a component of stockholders’ equity and initially recorded at their grant date fair value without subsequent remeasurement. Warrants that meet the criteria are classified as liabilities and remeasured to their fair value at the end of each reporting period.

61

Basic and Diluted Earnings/Loss per Common Share

Basic and diluted earnings or loss per share (“EPS”) amounts in the consolidated financial statements are computed in accordance with ASC 260 – 10, Earnings per Share, which establishes the requirements for presenting EPS. Basic EPS is based on the weighted average number of shares of common stock outstanding. Diluted EPS is based on the weighted average number of shares of common stock outstanding and dilutive common stock equivalents. Basic EPS is computed by dividing net income or loss available to common stockholders (numerator) by the weighted average number of shares of common stock outstanding (denominator) during the period. Potentially dilutive securities are excluded from the calculation of diluted loss per share, if their effect would be anti-dilutive. For periods in which the Company reports net losses, diluted net loss per share is the same as basic net loss per share because potentially dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

The following common share equivalents are excluded from the calculation of weighted average common shares outstanding as of December 31, 2024 and December 31, 2023, because their inclusion would have been anti-dilutive:

December 31, 2024
Warrants	[*]
Stock options	[*]
Convertible Debt	[*]
Total	[*]

December 31, 2023
Warrants	601,227
Stock options	561,706
Convertible Debt	4,152,200
Total	5.315,133

Stock-based Compensation

The Company issues stock-based awards to employees and non-employees, generally in the form of stock options. The Company accounts for its stock-based awards in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 718, Compensation—Stock Compensation, or ASC 718. ASC 718 requires all stock-based payments to employees, including grants of employee stock options and modifications to existing stock options, to be recognized in the consolidated statements of operations and comprehensive loss based on their fair values. The Company’s stock-based awards are subject to service-based vesting conditions only. The stock-based compensation expense recognized represents the cost of the grant date fair value of equity awards recognized over the requisite service period of the awards (usually the vesting period) on a straight-line basis. The Company estimates the fair value of stock option awards using the Black-Scholes option pricing model and recognizes forfeitures as they occur. The Black-Scholes option pricing model requires the use of subjective assumptions, including (i) the risk-free interest rate, (ii) the expected volatility of the Company’s common stock, (iii) the expected term of award, and (iv) the expected dividend yield.

Stock-based compensation expense includes the estimated fair value of equity awards vested or expected to vest during the reporting period. The Company applies the provisions of ASC 718, Compensation - Stock Compensation (“ASC 718”), which requires the measurement and recognition of compensation expense for all stock-based awards made to employees, including grants of stock options, restricted stock units, modifications to existing stock options and equity classified warrants, in the consolidated statements of operations. Pursuant to Accounting Standards Update (“ASU”) 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting, the Company accounts for warrants issued to non-employees for their services in accordance with ASC 718.

The grant date fair value of stock options and equity-classified warrants are calculated using the Black-Scholes-Merton option pricing model. The use of the Black-Scholes-Merton option pricing model requires management to make assumptions with respect to the expected term of the option, the expected volatility of the common stock consistent with the expected life of the option, risk-free interest rates and expected dividend yields of the common stock. For awards subject to service-based vesting conditions, including those with a graded vesting schedule, the Company recognizes stock-based compensation expense equal to the grant date fair value of stock options on a straight-line basis over the requisite service period, which is generally the vesting term. Forfeitures are recorded as they are incurred as opposed to being estimated at the time of grant and revised.

62

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates its financial instruments, including warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. The Company values its derivatives using the Black-Scholes option-pricing model or other acceptable valuation models, including Monte-Carlo simulations. Derivative instruments are valued at inception and subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities, is re-assessed at the end of each reporting period.

The Company reviews the terms of debt instruments, equity instruments and other financing arrangements to determine whether there are embedded derivative features, including embedded conversion options that are required to be bifurcated and accounted for separately as a derivative financial instrument. Additionally, in connection with the issuance of financing instruments, the Company may issue freestanding options and warrants, including options or warrants to non-employees in exchange for consulting or other services performed.

The Company accounts for its common stock warrants in accordance with ASC Topic 815, Derivatives and Hedging (“ASC 815”). Based upon the provisions of ASC 815, the Company accounts for common stock warrants as liabilities if the warrant requires net cash settlement or gives the holder the option of net cash settlement or it fails the equity classification criteria. The Company accounts for common stock warrants as equity if the contract requires physical settlement or net physical settlement or if the Company has the option of physical settlement or net physical settlement and the warrants meet the requirements to be classified as equity. Common stock warrants classified as equity are initially measured at fair value on the grant date and are not subsequently remeasured.

Recently Adopted Accounting Pronouncements

See Note 2 to the consolidated financial statements included elsewhere in this report.

Emerging growth company status

We are an EGC. The JOBS Act permits companies with EGC status to take advantage of an extended transition period to comply with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have elected to use this extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an EGC or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with the new or revised accounting standards as of public company effective dates.

In addition, we intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an EGC, we intend to rely on such exemptions, we are not required to, among other things: (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended; (ii) provide all of the compensation disclosure that may be required of non-EGCs under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We will remain an EGC under the JOBS Act until the earliest of (i) the last date of our fiscal year in which we have total annual gross revenue of at least $1.235 billion, (ii) the date we qualify as a “large accelerated filer,” as defined under Rule 12b-2 of the Exchange Act, (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years, or (iv) the last day of our first fiscal year following the fifth anniversary of the closing of this offering.

Going Concern

The Company’s management has evaluated whether there is substantial doubt about the Company’s ability to continue as a going concern and has determined that substantial doubt existed as of the filing date of this registration statement. This determination was based on the following factors: (i) whether the Company’s available cash as of the date of this filing will be sufficient to fund its anticipated level of operations for the next 12 months after the issuance of this consolidated financial statement; (ii) whether the Company will require additional financing to continue at its expected level of operations; and (iii) if the Company fails to obtain the needed capital, whether it will be forced to delay, scale back, or eliminate some or all of its development activities or perhaps cease operations. In the opinion of management, these factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern as of the filing date of this registration statement and for one year from the issuance of the consolidated financial statements.

63

BUSINESS

Overview

We are a clinical-stage biopharmaceutical company developing new therapies targeting cancer. Since inception, we have focused our efforts on establishing a pipeline of small-molecule product candidates, which we are developing as potential new therapies for the treatment of unmet medical needs in the field of oncology.

Strategy

We concentrate our initial development efforts for each of our product candidates on treatment opportunities that are likely to allow for accelerated marketing approval under the USFDA’s expedited approval program for serious conditions (21 CFR part 314, subpart H). If successful, this strategy will allow us to seek initial marketing approval based on a relatively small single-arm clinical trial and then subsequently conduct large, randomized clinical trials after a product is on the market to support conversion to full FDA approval and marketing authorization in major international jurisdictions.

Where possible, we also seek to leverage existing clinical and pre-clinical safety and efficacy data to support our product development and regulatory applications in the United States under the US Food, Drug & Cosmetic (FD&C) Act Sec.505(b)(2). Section 505(b)(2) allows us to use research previously conducted by others to support submission of a new drug application (NDA), even if we do not have a license or right to reference these data. By leveraging existing data, we can potentially reduce the risk and overall cost of drug development and shorten the time to market.

Our product development portfolio currently consists of the following assets:

Our Pipeline

Orotecan®

Orotecan® (oral irinotecan HCl, VAL-413) is a novel oral formulation of intravenous (i.v.) irinotecan hydrochloride, a topoisomerase inhibitor. Intravenous irinotecan was first granted accelerated FDA approval in 1996 for the second line treatment of recurrent or progressive metastatic carcinoma of the colon or rectum. In April 2000, its label was expanded to include first-line therapy for metastatic colorectal cancer when combined with 5-fluorouracil (5-FU) and leucovorin. In February 2024, the FDA approved a liposomal formulation of irinotecan (Onivyde™) in combination with oxaliplatin, fluorouracil, and leucovorin for the first-line treatment of metastatic pancreatic adenocarcinoma.

In addition to its FDA approved indications, i.v. irinotecan is widely used off-label in accordance with National Comprehensive Cancer Network or NCCN guidelines for the treatment of neuroendocrine, pancreatic, small-cell lung, cervical, ovarian, esophageal, soft tissue sarcomas, bone cancers and pediatric cancers.1 Annually, approximately 1.8 million i.v. irinotecan doses are prescribed in the United States.2

Standard i.v. irinotecan regimens for childhood cancers require daily infusions on a schedule of 5-10 consecutive days every two weeks . This regimen is inconvenient, costly, and burdensome for patients and the healthcare systems. To address this, academic pediatric oncologists developed an oral administration method for i.v. irinotecan, treating over 200 patients and demonstrating promising safety and efficacy.3 However, extremely poor palatability limits widespread clinical adoption.4

We believe Orotecan’s oral formulation will result in improved tolerability and patient compliance, initially in the treatment of pediatric cancers tumors, with potential for broader applications in adult cancers. Irinotecan, a prodrug, is converted in the body to its active form, SN-38, which is 1,000 times more cytotoxic against cancer cells than irinotecan itself.5 Evidence suggests oral irinotecan delivery enhances the conversion to its active metabolites SN-38.6

1 NCCN Guidelines

2 Part B National Summary Data File (CMS.gov)

3 Wagner, L. Clin. Sarcoma Res (2015) 5(20)

4 Wagner, L. Clin. Sarcoma Res (2015) 5(20)

5 NCI Drug Dictionary

6 Soepenberg et al. Clin Cancer Res (2005) 11(4):1504-1511

64

Patents claiming compositions, formulation and use of Orotecan have been filed, with claims anticipated to provide patent protection through 2042 in the United States and international jurisdictions. In addition, we plan to seek an orphan drug designation for Orotecan in the treatment of pediatric cancers in jurisdictions where it is available. If granted, an orphan drug designation will provide seven years of market exclusivity in the United States and ten in Europe.

We are conducting a Phase 1-2 clinical trial in the United States in collaboration with Valent Technologies LLC or Valent to assess the safety and tolerability of Orotecan in treating recurrent pediatric cancers.

Valent Technologies has patented the Orotecan formulation. Edison Oncology holds an exclusive option to acquire global rights following the ongoing Phase 1-2a clinical trial.

Clinical Development Progress

In October 2019, the FDA granted Valent an IND for Orotecan (NCT04337177). This trial is a Phase 1-2a multi-center clinical trial seeks to examine the safety and tolerability of this novel formulation and assess pharmacokinetics compared to the already established oral regimen. The trial is ongoing and is continuing enrollment. To date, [●] patients with recurrent pediatric cancers have been enrolled. Initial pharmacokinetic observations presented at the 2024 annual meeting of the American Association of Cancer Research demonstrate similarity for the Orotecan formulation and i.v. irinotecan given orally for both the parent compound and its active metabolites with no dose-limiting toxicities reported.7

Dose (mg/m2)
90 n=4
110 n=1
Irinotecan
SN-38
SN-38 Glucuronide
Concentration (ng/mL)
Time (h)
LLOQ
IRN IV/PO
Oratecan

Pharmacokinetic observations from our ongoing Orotecan clinical trial demonstrate similarity for the Orotecan (VAL-413) formulation and i.v. irinotecan given orally (IRN IV/PO) for both the parent compound and SN38 and SN-38 Glucuronide active metabolites.

As irinotecan delivered orally has previously demonstrated promising safety and efficacy profile in pediatric cancers across several clinical trials8, we believe these observations from the trial support Orotecan’s advancement into separate registration-directed clinical trials. Assuming favorable topline data from the ongoing trial, we anticipate exercising our option and conducting a pivotal FDA approval clinical trial under the accelerated program for rare diseases (§21 CFR, part 314, subpart H) with the goal of seeking marketing approval for Orotecan under FD&C Sec. 505(b)(2).

Proposed Registration Trial Design

We have received feedback from the FDA in the form of a Type C guidance meeting indicating that a single-arm study using tumor response as the primary endpoint could be sufficient to support the accelerated approval of Orotecan.

The planned registration-directed clinical trial will employ a master protocol design to evaluate the efficacy and safety of Orotecan across multiple pediatric cancers where irinotecan is employed in standard-of-care treatment regimens. The trial will consist of single-arm cohorts targeting distinct tumor types, with each cohort enrolling a patient population of 25-40 participants. The primary objective of the trial is to support accelerated FDA approval under 21 CFR, Part 314, Subpart H, based on objective response rates (ORR) as determined by RECIST criteria. Secondary objectives include assessments of duration of response (DoR), progression-free survival (PFS), and safety.

7 Geller etal. J.Cancer Res (2024) 84 (7_Supplement): CT058

8 Wagner, L. Clin. Sarcoma Res (2015) 5(20)

65

Key features of the trial design:

Master Protocol:	A unified framework enabling simultaneous evaluation across several indications, optimizing efficiency and consistency in data collection.

Single-Arm Cohorts:	Each cohort will independently evaluate the Orotecan’s activity in a specific pediatric cancer indication, such as, but not limited to Ewing sarcoma, neuroblastoma, rhabdomyosarcoma and medulloblastoma.

Cohort-Level Endpoints:	Each cohort will be powered to detect clinically meaningful response rates sufficient to support accelerated approval if the primary endpoint is achieved.

Accelerated Approval Pathway:	Success in any one cohort may warrant accelerated approval in that indication, given the significant unmet need and rare-disease context.

Anticipated Patient Enrollment:	Based on a review of prior FDA approvals for small molecule therapies, the company anticipates that enrolling 80-100 patients across all cohorts will provide sufficient safety data to support accelerated approval.

Cross-Indication Adoption Potential:	A successful outcome in one cohort may lead to rapid adoption across other indications studied, leveraging the commonality of the molecular target and clinical rationale.

Patients will be treated with Orotecan using a standardized dosing regimen optimized for each cancer type. Response assessments will be conducted using Response Evaluation Criteria in Solid Tumors or RECIST which is a standard method used in clinical trials to assess the effectiveness of cancer treatments.

The master protocol design allows for adaptive modifications, such as cohort expansion or closure, based on interim analyses. We plan to submit interim data for FDA review to ensure alignment with regulatory requirements.

Initial Target Markets: Recurrent Pediatric Cancers

Treatment of pediatric cancers with i.v. irinotecan has demonstrated promising response rates. However, the burdensome standard regimen of i.v. irinotecan for the treatment of childhood tumors involves daily infusions for five consecutive days every two to three weeks leading to significant patient inconvenience, diminished quality of life and high cost to the healthcare system.9 The recurrence of disease is associated with poor survival outcomes and represents a significant unmet medical need. The off-label use of irinotecan in these settings underscores its clinical relevance, but the lack of an approved oral formulation limits its potential to improve patient quality of life and compliance.

We believe that Orotecan, as a novel oral formulation of irinotecan, is uniquely positioned to address these gaps while potentially improving outcomes for patients with recurrent or refractory pediatric cancers.

Ewing Sarcoma

●	Annual Incidence (USA): Approximately 200-300 cases per year.[10]

●	Recurrence Rate: Approximately 30% of patients experience recurrence within five years of initial treatment.[11]

●	Current Standard of Care with Irinotecan: Intravenous irinotecan is used off-label in combination with temozolomide for recurrent or metastatic disease.[12]

●	Outcomes for Recurrent Disease: Survival following recurrence is poor, with average survival of 14 months and 1- and 5-year survival rates of 40% and 15-30%, respectively.[13]

9 Wagner, L. Clin.Sarcoma Res (2015)5(20)

10 Esiashvili et al., J Pediatr Hematol Oncol (2008) 30(6):425-30

11 Valdes et al., Case Rep Oncol (2017) 10(2):462-472

12 Casey et al., Pediatr Blood Cancer (2009) 53:1029-34

13 Valdes et al., Case Rep Oncol (2017) 10(2):462-472

66

Neuroblastoma

●	Annual Incidence (USA): Approximately 700 cases per year, predominantly affecting children under five years old.[14]

●	Recurrence Rate: Up to 50% of patients with high-risk neuroblastoma relapse after initial treatment.[15]

●	Current Standard of Care with Irinotecan: Irinotecan is used off-label in combination with temozolomide or vincristine for recurrent or refractory neuroblastoma.[16]

●	Outcomes for Recurrent Disease: Prognosis is poor, with long-term survival rates of less than 10% for high-risk relapsed disease.[17]

Rhabdomyosarcoma

●	Annual Incidence (USA): Approximately 350 cases per year, primarily affecting children and adolescents.[18]

●	Recurrence Rate: Recurrence occurs in 30-40% of patients, depending on the risk stratification at diagnosis.[19]

●	Current Standard of Care with Irinotecan: Irinotecan, often combined with vincristine temozolomide and radiation, is used off-label for recurrent or refractory rhabdomyosarcoma.[20]

●	Outcomes for Recurrent Disease: For recurrent disease, 5-year survival rates are less than 20%, particularly for metastatic recurrences.[21]

Medulloblastoma

●	Annual Incidence (USA): Approximately 250-500 cases per year, with the majority in children under 10 years old.[22]

●	Recurrence Rate: Around 30% of patients experience relapse, typically within two years of initial treatment.[23]

●	Current Standard of Care with Irinotecan: Irinotecan, in combination with temozolomide, is used off-label for recurrent medulloblastoma, particularly in the context of salvage chemotherapy.[24]

●	Outcomes for Recurrent Disease: Prognosis for recurrent medulloblastoma is poor, with survival ranging from 6-12 months on average following relapse.[25]

14 Park et al., Lancet Oncol (2010) 11(5):449-61

15 London WB et al., J Clin Oncol (2005) 23(27):6443-50

16 Wagner LM et al., Clin Cancer Res (2009) 15(6):2085-91

17 Kushner BH et al., J Clin Oncol (1992) 10(12):2007-17

18 Sultan I et al., Cancer (2009) 115(18):4036-46

19 Malempati S et al., Cancer (2011) 117(3):604-11

20 Wagner LM et al., J Pediatr Hematol Oncol (2004) 26(8):517-23

21 Breneman JC et al., J Clin Oncol (2003) 21(13):2457-64

22 Ostrom QT et al., Neuro Oncol (2015) 17(Suppl 4):iv1-iv62

23 Rutkowski S et al., J Clin Oncol (2010) 28(19):3526-34

24 Fouladi M et al., J Clin Oncol (2004) 22(1):203-6

25 Bouffet E et al., Cancer (2000) 89(12):2549-56

67

Market Expansion Opportunities

We believe that Orotecan, as a novel oral irinotecan formulation initially approved for pediatric cancers approval of oral irinotecan for pediatric cancers would serve as a robust proof-of-concept for its broader utility in oncology and thus has substantial potential for expansion into adult oncology markets. This opportunity is driven by several key factors:

1.	Unmet Needs in Current Treatment Paradigms — Intravenous (i.v.) irinotecan is widely used in adult cancers, including colorectal, pancreatic, gastric, and small cell lung cancers, either as part of FDA-approved regimens or off-label treatments. However, i.v. administration is associated with significant patient burden, including frequent clinic visits, infusion-related toxicities, and high healthcare costs. Orotecan would address these issues by offering improved convenience and reduced treatment costs, potentially enhancing patient compliance and quality of life.

2.	Established Market Potential — Irinotecan is a cornerstone therapy for metastatic colorectal cancer and other malignancies, with approximately 1.8 million doses prescribed annually in the United States according to published Medicare data. Based on Medicare data and National Comprehensive Cancer Network (NCCN) guidelines, Orotecan could penetrate existing treatment paradigms as a direct substitute for i.v. formulations. Additionally, oral regimens are more easily combined with other oral agents, streamlining therapy and making it more appealing for both patients and oncologists.

3.	Evidence of Efficacy and Safety — Early clinical studies with oral irinotecan in pediatric populations demonstrate comparable pharmacokinetics, safety, and efficacy to i.v. irinotecan. Published literature suggests that oral delivery may improve the conversion of irinotecan to its active metabolite (SN-38), potentially enhancing its therapeutic effect. These data support the rationale for broader application in adult cancers where irinotecan already has an established role.

4.	Regulatory and Commercial Feasibility — Expansion into adult cancers could leverage the same FDA approval pathways used for pediatric indications. The accelerated approval mechanism, combined with well-designed investigator-sponsored and company-led Phase II trials, could facilitate market entry into additional indications. Furthermore, payor support is likely, as oral therapies typically reduce overall costs associated with hospital-based infusions.

5.	Adoption Rationale for Oncologists — We believe that oncologists are likely to adopt oral irinotecan for adult cancers for its ability to maintain efficacy while improving convenience and reducing toxicity associated with infusion therapies. Oral regimens may also enable outpatient management of patients who would otherwise require in-hospital care.

6.	Potential for Combination Therapies — In adult cancers, irinotecan is often combined with other chemotherapeutic agents (e.g., 5-fluorouracil, leucovorin) or newer targeted therapies. An oral formulation could integrate seamlessly into existing combination regimens, providing flexibility in dosing and improved tolerability.

Based on these factors, we believe Orotecan has the potential to transform cancer care for both pediatric and adult patients. With approximately 1.8 million doses of irinotecan prescribed annually in the U.S ., even a conservative market penetration of 10-20% in adult indications such as colorectal, pancreatic, gastric, and small cell lung cancers could result in 180,000-360,000 doses annually . Coupled with its initial adoption in pediatric oncology, we believe Orotecan will be well-positioned for significant commercial success following while addressing critical unmet needs in cancer treatment.

An estimated price of $2,000 per dose for Orotecan reflects established pricing benchmarks within the oncology market. Intravenous irinotecan costs approximately $19 per milligram, with typical doses ranging from $1,500 to $3,000 per treatment. Liposomal irinotecan (Onivyde) is priced at over $10,000 per month, illustrating the premium for innovative formulations. Similarly, oral oncology drugs often exceed $10,000 monthly due to the value associated with improved convenience, compliance, and quality of life. A $2,000 per dose projected pricing Orotecan represents a competitive option, offering significant advantages such as reducing infusion-related costs, minimizing clinic visits, and improving outpatient management. Such pricing supports a potential annual revenue opportunity of $360 million to $720 million, reflecting both the substantial market potential and the broader impact Orotecan could have in improving cancer care.

Competitive Landscape

We believe that Orotecan’s potential differentiation lies in its unique formulation and therapeutic profile, which may offer advantages in efficacy, safety, or patient convenience over existing options.

Orotecan will competes with both approved and investigational intravenous therapies for solid tumors, including colorectal, pancreatic, and lung cancers. Currently marketed topoisomerase I inhibitors, such as irinotecan (Camptosar®) and topotecan (Hycamtin®), serve as established standards of care in certain settings. Additionally, antibody-drug conjugates (ADCs) utilizing topoisomerase I payloads, including Enhertu® (trastuzumab deruxtecan) and Trodelvy® (sacituzumab govitecan), have gained regulatory approvals in various indications.

Several biotechnology and pharmaceutical companies are also advancing novel camptothecin derivatives and next-generation topoisomerase inhibitors through clinical development. These include improved formulations designed to enhance efficacy, reduce toxicity, or offer differentiated mechanisms of action.

68

EO3001: A Targeted Therapy for ARID1A-Deficient Cancers

EO3001 is a novel small-molecule drug candidate with potent and selective activity against ARID1A-deficient cancer cells. Previously studied in several clinical trials involving over 1,000 patients, EO3001 demonstrated anti-tumor activity across a range of tumor types but lacked advanced development due to an incomplete understanding of its mechanism of action. Recent research appears to show that EO3001 inhibits a key protein in the mitochondrial electron transport chain, disrupting oxidative phosphorylation (OXPHOS) and inducing apoptosis in ARID1A-mutant, OXPHOS-dependent cells. Based on this research we have filed patents claiming mechanism, compositions and uses based on this research .

ARID1A mutations are associated with treatment resistance and poor outcomes and are commonly found in cancers such as ovarian clear cell carcinoma (OCCC), breast, gastric, colorectal, liver, and pancreatic cancers.26 While these mutations are more prevalent in certain subtypes, they also occur in smaller proportions across a variety of other cancers. Overall, ARID1A-mutant tumors are estimated to be prevalent in approximately 6-10% of all solid tumors,27 positioning them as a key target in oncology.

EO3001 anti-cancer mechanism in ARID1A mutant cancers

EO3001 is a small-molecule drug candidate designed to exploit synthetic lethality in cancers harboring ARID1A mutations by targeting their metabolic vulnerabilities. In vitro screening identified EO3001 as having the highest differentiation in activity between ARID1A-deficient (mutant) and ARID1A-proficient (wild-type) cells. In a PUMA (Patient-Derived Xenograft Model Utilizing ARID1A Mutations) model of OCCC, EO3001 demonstrated robust anti-tumor activity with marked tumor growth inhibition and, in some cases, regression, specifically in ARID1A-mutant tumors vs. wild-type. Based on these data, we believe EO3001 has the potential to exploit such synthetic lethality by targeting the metabolic dependencies created by ARID1A mutations and thereby forms the rationale for its clinical development.

Mean of Fluorescence Intensity
24
18
12
6
0
0
3
6
9
12
15
18
21
Elapsed Times (Days)
ARID1A-Mut - Ct
NTC - Ct
NTC - EO3001
ARID1A-Mut - EO3001

EO-3001 treatment of ARID1A-mutant OCCC in a PUMA model demonstrates significant tumor control vs. untreated wild-type control (NCT-Ct); treated wild-type (NCT-EO3001) or untreated ARID1A mutant (ARID1A-Mut-CT).

ARID1A encodes a critical component of the SWI/SNF (Switch/Sucrose Non-Fermentable) chromatin remodeling complex, which regulates DNA accessibility, transcription, and replication.28 In normal cells, the SWI/SNF complex is involved in maintaining proper cellular function, including DNA damage repair and energy metabolism. Mutations in ARID1A disrupt this complex, leading to genomic instability, loss of cell cycle checkpoint control, and widespread epigenetic changes that promote tumorigenesis.29

One consequence of ARID1A mutations is the inability of cancer cells to effectively utilize certain metabolic pathways, such as glycolysis, to meet their energy demands. Instead, ARID1A-deficient cancer cells become heavily dependent on oxidative phosphorylation (“OXPHOS”) within the mitochondria for Adenosine Triphosphate or ATP production.30 This reliance on OXPHOS creates a metabolic vulnerability, as the cells are unable to adapt effectively to disruptions in mitochondrial function.

EO3001 capitalizes on this vulnerability by specifically targeting a key protein within the mitochondrial electron transport chain (“ETC”), a critical component of OXPHOS. Upon binding to its protein target, EO3001 induces a conformational change that inhibits the function of the ETC, thereby halting OXPHOS and depleting cellular energy reserves. Without sufficient ATP, ARID1A-mutant cells are unable to survive, triggering apoptotic cell death.31 This mechanism of action demonstrates the principle of synthetic lethality, where the combination of an ARID1A mutation and EO3001’s inhibition of OXPHOS results in cancer cell death, while sparing normal cells and ARID1A wild-type cells. We believe the unique biology of ARID1A-deficient cancers, including their dependence on OXPHOS, makes EO3001 a highly selective and promising therapeutic candidate for tumors with this mutation.

Initial Target Market for ARID1A-Deficient Cancer Therapy

ARID1A mutations are a significant driver of cancer progression and treatment resistance, presenting a substantial unmet medical need across multiple tumor types. These mutations are associated with poor patient outcomes and are prevalent in a range of cancers, including ovarian clear cell carcinoma (OCCC), breast, gastric, colorectal, liver, and pancreatic cancers.32 Genome-wide studies and Surveillance, Epidemiology, and End Results (“SEER”) data suggest that over 120,000 cancer patients annually in the United States may harbor ARID1A mutations. 33Additionally, the prevalence of gastric and other ARID1A-mutant cancers in East Asian populations underscores a significant global market opportunity.34

26 Kurzock etal Cancers(2022) 14(17):4281-4291

27 Onoprienko etal Int J. Gyn Can Published Online First: 19 March 2024. doi: 10.1136/ijgc-2023-005111

28 Helming, K. C., Wang, X., & Roberts, C. W. M. (2014). “Vulnerabilities of mutant SWI/SNF complexes in cancer.” Nature Reviews Cancer, 14(7), 467–472. https://doi.org/10.1038/nrc3768

29 Shain, A. H., & Pollack, J. R. (2013). “The spectrum of SWI/SNF mutations, ubiquitous in human cancers.” PLoS ONE, 8(1), e55119. https://doi.org/10.1371/journal.pone.0055119

30 Kang, Y. K., Hu, W., Ivanova, A., et al. (2019). “ARID1A regulates R-loop associated DNA damage.” Nature Communications, 10, 5278. https://doi.org/10.1038/s41467-019-13255-4

31 AACR (American Association for Cancer Research). (2023). Data presented at the AACR Annual Meeting highlighting EO3001’s mechanism and activity in ARID1A-deficient models.

32 Bitler, B.G., et al. (2015). ARID1A-mutated cancers and therapeutic opportunities. Nature Genetics.

33 SEER Cancer Statistics Review, 2022. National Cancer Institute.

34 The Cancer Genome Atlas (TCGA). Comprehensive molecular profiling of gastric and ovarian cancers.

69

ARID1A mutations have been observed in up to 57% of ovarian clear cell carcinoma (OCCC) cases, a subtype with limited treatment options and a median survival of less than 18 months for patients with advanced-stage disease.35

In addition to OCCC, ARID1A mutations are observed in several other cancers, including gastric cancer (29%), uterine endometrioid carcinoma (47–60%), ovarian endometrioid carcinoma (29–45%), colorectal cancer (5–10%), and pancreatic cancer (3–5%).36 These cancers often exhibit resistance to standard therapies, such as radiation, platinum-based chemotherapy or PARP inhibitors, underscoring the need for innovative treatment strategies.

The prevalence of ARID1A mutations in treatment-resistant cancers and their association with poor patient outcomes highlight a significant opportunity for targeted therapies. We believe the unique biological mechanism of EO3001 offers an opportunity to exploit synthetic lethality as a novel treatment strategy for cancers harboring ARID1A mutations, with the potential to deliver meaningful clinical benefits for patients and significantly impact treatment outcomes and market demand.

ARID1A Competitive Landscape

Currently, there are no FDA-approved therapies specifically targeting ARID1A-mutant cancers, despite growing evidence of the critical role ARID1A mutations play in cancer biology. Research efforts across the field, including by multinational corporations such as Schering AG, underscore the commercial and therapeutic potential of targeting ARID1A mutations.

Emerging therapeutic strategies being studied in ARID1A-mutant cancers focus on include a range of therapeutic mechanisms being studied as single-agents and combination regimens in clinical studies.

Therapeutic Class	Clinical trial stage reported by clinicaltrials.gov at December 31, 2024
Epigenetic Regulators	● tazemetostat (EZH2 inhibitor - Phase 2 ● PLX2853 (BET inhibitor – Phase 1b/2a)

Synthetic lethality	● tuvuserib (ATR inhibitor - Phase 1b) ● niraparib (PARP inhibitor – Phase 2) ● olaparib (PARP inhibitor – Phase 2) ● senaparib (PARP inhibitor – Phase 2a)

immunotherapy	● nivolumab (PDL1 inhibitor – Phase 2) ● pembrolizumab (PDL1 inhibitor – Phase 2)

HDAC inhibitors	● belinostat (HDAC inhibitor – Phase 1) ● parthenolide (HDAC inhibitor – Phase 1)

Cytotoxic agents	● temozlomoide (alkylating agent – Phase 2)

We believe EO3001, a mitochondrial-targeted small molecule, with a unique synthetic lethality mechanism that has been shown to be highly potent against ARID1A mutant phenotypes in preclinical studies represents a promising candidate. We believe the established safety data from prior clinical studies provides a strong foundation accelerate development and potentially to become a first-to-market therapy for ARID1A-mutant cancers.

35 Jones, S., et al. (2010). Frequent mutations of chromatin remodeling gene ARID1A in ovarian clear cell carcinoma. Science.

36 Bitler, B.G., et al. (2015). ARID1A-mutated cancers and therapeutic opportunities. Nature Genetics.

70

Advancement of EO3001 Clinical Development

We plan to progress the clinical development of EO3001 by initiating a new biomarker-driven clinical study, leveraging established safety and pharmacokinetic data from prior investigations under the FDA’s 505(b)(2) regulatory pathway and recent new understanding of the anti-cancer mechanism of EO3001.

To progress the clinical development of EO3001, we will initiate a bridging Phase 1/2a trial consisting of approximately 20 patients with recurrent solid tumors, stratified based on ARID1A mutational status. We plan to conduct this trial at multiple clinical trial sites in Australia under the TGA Clinical Trial Notification or CTN process. The CTN offers opportunity to streamline timelines for early-stage clinical trials and financial incentives, including a refund of up to 43.5% of qualified R&D expenditures. The trial’s objectives include evaluating the safety, tolerability, pharmacokinetics, and preliminary anti-tumor activity of EO3001. The study is designed to validate the consistency of our current cGMP product with that used in prior clinical results. Favorable outcomes will position EO3001 for advancement into pivotal trials targeting ARID1A-mutant cancers, which are being designed to support regulatory approval under the FDA’s accelerated approval pathway (Subpart H).

By leveraging the existing clinical data under the 505(b)(2) pathway, we will attempt to streamline EO3001’s development, reducing the time and resources required for regulatory approval. This approach uses the prior clinical experience with EO3001 while incorporating new biological data regarding the drug’s anti-cancer mechanism to support clinical advancement. Cancers having ARID1A-mutations represent a rare and life-threatening subset of malignancies, creating opportunities for orphan drug designation and expedited regulatory pathways in the United States and other jurisdictions.

Proposed Pivotal Trial Design for EO3001 in Ovarian Clear Cell Carcinoma

Subject to successful completion of the bridging study of EO3001, we will initiate a pivotal clinical trial targeting ovarian clear cell carcinoma (OCCC) as the initial indication. OCCC is a rare and aggressive subtype of ovarian cancer, frequently characterized by ARID1A mutations, which represent a significant unmet medical need due to limited treatment options and poor outcomes with existing therapies.

The proposed pivotal trial will be a single-arm, open-label study designed to evaluate the efficacy and safety of EO3001 in patients with ARID1A-mutant OCCC. Key features of the study will include:

●	Primary Endpoint: Objective response rate (ORR) as assessed by independent central review, with responses defined according to RECIST 1.1 criteria.

●	Secondary Endpoints: Duration of response (DOR), progression-free survival (PFS), overall survival (OS), and safety/tolerability assessments.

●	Patient Population: The trial will enroll approximately 80 patients with recurrent or refractory OCCC confirmed to harbor ARID1A mutations, as identified by validated molecular testing.

We estimate that the pivotal trial will enroll approximately 100 patients. We intend to seek formal guidance from the FDA on the pivotal trial design. The pivotal trial will be conducted at clinical sites located both in the United States and in international jurisdictions.

Parallel Pediatric Development

In addition to the pivotal trial in OCCC, we are exploring the feasibility of conducting a parallel pivotal trial in pediatric cancers that harbor ARID1A mutations. Pediatric cancers represent another high-unmet-need population where EO3001’s mechanism of action may be particularly effective. Successful development in pediatric indications may qualify EO3001 for a Pediatric Rare Disease Priority Review Voucher (“PRV”).

71

Broader Market Implications

While the pivotal trial will focus on OCCC as the lead indication, ARID1A mutations are observed in approximately 1-in-10 solid tumor patients across various cancer types, including endometrial, gastric, bladder, and hepatobiliary cancers. We believe that an initial approval in the OCCC trial could open pathways for EO3001’s adoption in additional ARID1A-mutant malignancies, significantly expanding its potential market.

We believe our overall approach offers a number of strategic advantages, including:

●	Our ability to leverage the FDA’s 505(b)(2) pathway enables the incorporation of prior safety and pharmacokinetic data from earlier EO3001 studies, reducing the need for redundant investigations.

●	Our ability to capitalize on regulatory designations such as orphan drug status and potential priority review, expediting EO3001’s development and market access.

●	The inclusion of international sites alongside U.S. sites is intended to allow for broader patient access and greater data diversity.

●	We believe that pursuing parallel pediatric development will provide the opportunity to secure a Pediatric PRV, which could accelerate EO3001’s regulatory timeline.

EO1001

EO1001 is a first-in-class, patented, oral, brain-penetrating, irreversible pan-ErbB tyrosine kinase inhibitor (“TKI”) targeting EGFR (ErbB1), HER2 (ErbB2), and HER4 (ErbB4). Preclinical studies seem to indicate EO1001’s potent anti-tumor activity against ErbB-driven cancers, including brain tumors. We believe EO1001 has the potential to address treatment resistance, improve patient outcomes, and be an effective treatment for ErbB-driven cancers. We have filed patents covering composition of matter, formulations and methods of use.

In preclinical models, EO1001 achieved brain tumor tissue concentrations up to eight times higher than in plasma. In preclinical xenograft models, EO1001 demonstrated significant and superior activity when compared to FDA-approved ErbB-targeting agents.

Cell Line/Model	ErbB Mutation Status	Control Arm(s)	Results
GBM39 (intracranial)	EGFRvIII mutant	Untreated	EO1001 significantly improved survival (p<0.001).
GBM12 (intracranial)	EGFR amplified	Untreated; lapatinib	Improved survival compared to lapatinib (p<0.001).
GBM12 (intracranial)	EGFR amplified	Untreated; erlotinib	Improved survival compared to erlotinib (p<0.05).
U87 (intracranial)	EGFRvIII transfected	Erlotinib	Improved survival compared to erlotinib (p<0.001).
N87 (gastric, flank)	HER2+	Untreated; lapatinib	Equal or superior survival compared to controls during treatment.
H1975i (NSCLC, flank)	EGFR (T790M)+	Untreated; erlotinib; afatinib	Equal or superior survival compared to controls during treatment.

Clinical Development

We are conducting a Phase 1-2a ascending single and multiple dose study designed to assess EO1001 in patients with advanced solid tumors. The trial is registered in the Australian New Zealand Clinical Trials Registry or ANZCTR (ACTRN12620000583943). Key trial details include:

●	Objectives: Assess safety, tolerability, pharmacokinetics, and anti-tumor activity.

●	Design: Single and multiple ascending dose study with biomarker and central nervous system or CNS penetration evaluations (via CSF sampling in select patients).

●	Dose Escalation: Employs accelerated dose escalation to minimize exposure to subtherapeutic doses, transitioning to a 3+3 design when dose-limiting toxicity is observed.

●	Endpoints: Determine the recommended Phase 2 dose (RP2D) based on the maximum tolerated dose (MTD), tumor response (RECIST and RANO criteria), and CNS exposure.

72

In 2021, we received regulatory approval to initiate a Phase 1/2a clinical trial of EO1001 in Australia pursuant to the CTN scheme. Currently, the trial is being conducted at three centers in the greater Melbourne area. To date, 31 patients have been screened, and 16 patients have been enrolled across 8 escalating dose cohorts ranging. The study remains ongoing.

We utilize the Common Terminology Criteria for Adverse Events (“CTCAE”) version 5.0 to classify and evaluate adverse events (AEs) observed during the trial. Safety data collected to date are consistent with the profiles of FDA-approved EGFR and HER2-targeted therapies. Pharmacokinetics (PK) for both single and multiple doses are assessed in each patient, with observed PK parameters aligning with preclinical predictions.

Tumor responses to EO1001 are evaluated using RECIST, which categorizes responses as complete response (“CR”), partial response (“PR”), stable disease (“SD”), or progressive disease (“PD”). Based on preclinical orthotopic models and pharmacokinetic data, we have estimated therapeutic dose levels. At or above these projected therapeutic dose levels, clinical benefits have been observed in all patients receiving a minimum of two cycles of treatment, including sustained stable disease and partial tumor responses as per RECIST criteria.

In the highest dosed cohort tested to date, dose-limiting toxicity (“DLT”) was observed. The primary DLT was gastrointestinal, including diarrhea, which is consistent with FDA-approved therapies in the class. Other treatment-related adverse events observed to date have been generally mild to moderate (grade 1-2), consistent with the pre-clinical safety profile of EO1001. We are now expanding enrolled at lower dose levels to further assess the safety, tolerability, and anti-tumor activity of EO1001 in patients with ErbB-driven cancers. In an attempt to accelerate enrollment, we plan to open additional clinical trial sites in Australia. We anticipate presenting a summary of the Phase 1 dose-escalation results at a peer-reviewed scientific meeting in 2025 and expect to complete the Phase 1/2a clinical trial in 2026.

Strategic Collaborations and Licensing

We have engaged Senz Oncology to conduct the Phase 1/2a clinical trial of EO1001 in Australia. We are providing funding to Senz Oncology in the form of loans to support trial operations, and Senz Oncology is eligible to claim refundable tax credits under Australia’s R&D Tax Incentive program, which is reinvested in the trial to partially offset the costs of conducting the trial.

In February 2021, we entered into an exclusive license with Apollomics, Inc., granting them worldwide rights—excluding China, Hong Kong, and Taiwan—to develop and commercialize EO1001 (the Apollomics Collaboration Agreement). Under the terms of the Apollomics Collaboration Agreement , we received an upfront cash payment and are eligible for potential development and sales milestone payments, as well as tiered royalties on net sales. Apollomics is responsible for all costs related to development, regulatory approvals, and commercialization activities for EO1001 in the licensed territories.

Target Markets and Opportunities

ErbB receptor tyrosine kinases ErbB receptor tyrosine kinases play a critical role in cancer progression, with mutations driving up to 12% of all cancers. Several major cancers including lung, breast, colorectal, and head and neck cancers frequently involve ErbB mutations. Mutations or overexpression of ErbB receptors drive tumor growth, progression, and resistance to therapy. Up to 12% of all cancers are driven by ErbB mutations.37 Brain metastases, which are common in advanced ErbB-driven cancers, remain a significant challenge due to limited CNS penetration by most therapies.38 Currently, no pan-ErbB inhibitors with significant CNS availability are FDA-approved. We believe that EO1001’s unique mechanism of pan-ErbB inhibition and brain-penetrating properties may offer a competitive advantage in the treatment of ErbB-driven cancers, particularly in ErbB driven cancers with a high prevalence of CNS-metastases.

37 Lin, N. U., et al. “ErbB Family Mutations Across Cancer Types.” Cancer Discovery, 2021.

38 American Cancer Society. “Cancer Facts & Figures 2024.”

73

An estimated150,000 patients annually in the United Stated are diagnosed with ErbB mutant cancers including lung, breast, and other ErbB-altered cancers.39 Patients with EGFR-mutant non-small cell lung cancer (NSCLC) have a notably high incidence of CNS metastases. Studies indicate that up to 60% of these patients develop brain metastases during their disease course.

Breast cancer subtypes characterized by ErbB receptor mutations or overexpression, such as HER2-positive and certain triple-negative cancers (TNBC), exhibit a higher prevalence of CNS metastases, with reported rates reaching up to 40%.40 In HER2-positive breast cancer patients and TNBC, which often exhibits alterations in the EGFR pathway, studies have reported that the incidence of brain metastases can be as high as 30–40%.41

The market for ErbB-targeted therapies has demonstrated significant growth, driven by the clinical success of EGFR and HER2 inhibitors in oncology. The commercial performance of these agents underscores the demand for effective treatments in ErbB-driven cancers, particularly those with CNS involvement.

Competitive Landscape

EGFR Inhibitors — Osimertinib (Tagrisso) is currently the leading EGFR-targeted therapy, approved for the treatment of EGFR-mutated NSCLC, including patients with CNS metastases. Osimertinib has become standard of care for EGFR-mutated NSCLC with CNS involvement; however, its selectivity for EGFR limits its ability to target broader ErbB-driven malignancies. In 2023, global sales of osimertinib exceeded $5.4 billion, reflecting its widespread adoption in both first-line and adjuvant treatment settings.42 Despite its success, resistance mechanisms such as the C797S mutation and its limited activity beyond EGFR mutations present ongoing challenges in clinical management.43 Earlier-generation EGFR inhibitors, such as gefitinib and erlotinib, have been largely supplanted by osimertinib due to its superior CNS penetration and broader resistance coverage.44These historical trends highlight the evolving treatment landscape and the need for next-generation therapies with enhanced efficacy and durability.

HER2 Inhibitors — Trastuzumab deruxtecan (Enhertu) has emerged as a leading HER2-targeted therapy, particularly in metastatic breast cancer, including cases with CNS metastases. Sales of trastuzumab deruxtecan reached approximately $2 billion in 2024, underscoring the strong demand for HER2-directed treatments.45 However, its efficacy is primarily limited to HER2-positive cancers, with reduced activity in HER2-low and HER4-driven malignancies, creating an opportunity for broader-spectrum ErbB inhibitors.46 Lapatinib, an older-generation HER2 inhibitor, demonstrated some CNS penetration but has been largely replaced by newer agents with improved efficacy and tolerability profiles.47 The continued evolution of HER2-targeted therapies highlights the need for next-generation solutions capable of addressing resistance and expanding patient eligibility.

Pan-ErbB Inhibitors and EO1001 — The market for pan-ErbB inhibitors remains relatively undeveloped, with existing therapies primarily targeting individual ErbB family receptors. We believe the potential for broad-spectrum inhibition, particularly with CNS penetration, represents a significant opportunity for novel therapeutic candidates such as EO1001. Current FDA-approved ErbB-targeted therapies have limited CNS efficacy and face resistance over time. We believe that EO1001’s unique pan-ErbB inhibition and brain-penetrating properties position it as a promising therapy for recurrent or treatment-resistant ErbB-driven cancers. Its potential to address unmet needs in CNS-involved malignancies could transform treatment paradigms. We also believe that, in select patient populations, EO1001 may complement or replace current standards such as osimertinib.

39 Global Data. “Targeted Therapy Market Insights,” 2024.

40 Nguyen et al. “Genomics of Breast Cancer Brain Metastases: A Meta-Analysis and Therapeutic Implications.” Cancers, 2023.

41 Wetzel et al. “Breast cancer brain metastases: biology and new clinical perspectives.” Breast Cancer Research, 2016.

42 Global sales data, AstraZeneca Annual Report, 2023.

43 Brown et al. “Mechanisms of osimertinib resistance.” Journal of Clinical Oncology, 2023.

44 Patel et al. “Comparative CNS penetration of EGFR inhibitors.” Lancet Oncology, 2022.

45 Trastuzumab deruxtecan market analysis, Biopharma Insights, 2024.

46 Lee et al. “HER2-low and HER4-driven cancer challenges.” Nature Reviews Clinical Oncology, 2023.

47 Davis et al. “Lapatinib efficacy and market trends” New England Journal of Medicine, 2021.

74

EO4426

On January 31, 2025, we entered into an exclusive evaluation and option agreement with Valent Technologies LLC to evaluate and potentially acquire the rights to EO4426 (tezacitabine). Pursuant to the evaluation agreement, we will be responsible for development costs through the initiation of a Phase 2a clinical trial, at which point we will have the exclusive right to acquire such intellectual property for our securities and ongoing royalty payments for products derived therefrom.

We plan to conduct new clinical trials in solid tumors and hematologic malignancies. If these trials are successful, we plan to exercise our exclusive option to acquire worldwide rights to EO4426.

EO4426 is an orally bioavailable small molecule inhibitor of Pol α and ribonucleotide reductase (RNR) that was previously studied in multiple clinical trials as both an i.v. and oral therapy. We believe the dual-targeting approach may provide a novel approach to cancer therapy by exploiting the vulnerabilities of cancer cells’ dependence on efficient DNA replication by disrupting two critical and complementary processes in DNA replication and repair.

Inhibiting Pol α prevents the initiation of DNA replication initiation, while RNR is crucial for producing deoxyribonucleotide triphosphates (dNTPs), the building blocks of DNA.48 The combined inhibition results in severe replication stress, leading to replication fork collapse and accumulation of DNA damage and cancer cell death.

Polymerase alpha (Pol α) is a novel target of interest in the cancer field. Pol α is part of the primase complex, responsible for initiating DNA synthesis during replication. Cancer cells, characterized by rapid and uncontrolled proliferation, rely heavily on efficient DNA replication, making Pol α an essential and broadly applicable target across various cancer types.

Multiple RNR inhibitors have received FDA-approval for use in the treatment of cancer, including hydroxyurea, gemcitabine and clofarabine. Currently, there are no specific inhibitors targeting DNA polymerase alpha (Pol α) or dual RNR+Pol α targeting drug candidates in clinical trials providing us with an opportunity to develop a first-in-class cancer therapy.

We believe that Pol α could be considered a better therapeutic target than polymerase theta (Pol θ) for cancer treatment for several key reasons related to its central role in DNA replication, its broad impact on cancer cell survival, and its therapeutic potential in overcoming limitations associated with Pol θ targeting.

EO4426 has been studied in prior Phase I and Phase 2 clinical studies in both an intravenous and oral dosage form involving more than 400 patients, as a single agent and in combination studies with 5-FU and cisplatin. In four separate Phase 1 clinical trials, i.v. EO4226 was well tolerated and exhibited a favorable safety profile with neutropenia reported as the dose limiting toxicity, which was transient and reversible.49 Clinical activity was observed in a wide variety of cancers including lung, breast, colon, prostate, brain tumors and leukemia.50

We believe that EO4426 dual Pol α and ribonucleotide reductase (RNR) inhibition may provide a novel approach to treat cancers that exhibit rapid proliferation, high replication stress, and reliance on efficient DNA replication and repair.

Aggressive, rapidly proliferating cancers such as acute myeloid leukemia (AML), high-grade gliomas and triple-negative breast cancer (TNBC) and cancers with high genomic instability such as ovarian or colorectal cancer may be ideal candidates for therapy with EO4426.

We plan to re-initiate clinical studies with EO4426 in a Phase 1-2a trial to further explore the safety and anti-cancer activity of the EO4426 oral dosage form in solid tumors and hematologic malignancies, including in patients whose tumors have recurred following treatment with FDA-approved RNR inhibitors.

We plan to assess patients for microsatellite instability (MSI) and RRM2 over-expression as potential biomarkers for EO4426 activity. MSI testing is well-established in clinical practice. RRM2 is emerging as a promising biomarker in oncology, with growing evidence supporting its role in cancer prognosis and therapy response.51 Immunohistochemistry (IHC) is used to detect the presence of proteins associated with RRM2 over-expression.

48 Huff etal. Biomolecules 2022

49 Rodriguez etal Clin Cancer Research 2002

50 Plunkett etal. Cancer Chemotherapy 2001

51 Wang etal PLOS-One 2024

75

MSI-high tumors are characterized by defects in DNA mismatch repair leading to genomic instability. This instability may increase tumor reliance on Pol α and RNR for survival, making MSI status a potential predictive biomarker for responsiveness to dual inhibition strategies.52

Elevated expression of the RRM2 subunit of RNR has been associated with increased tumor aggressiveness and resistance to certain chemotherapies. Overexpression of RRM2 may indicate heightened dependence on RNR activity, suggesting that tumors with this characteristic could be responsive to EO4426.

We believe EO4426 has the potential to deliver beneficial outcomes for patients across a broad spectrum of cancers, particularly those that have become resistant to standard of care FDA-approved therapies. Prior clinical data demonstrating activity in multiple cancers provides a strong rationale for further development. We further believe the integration of biomarkers such as microsatellite instability (MSI) and RRM2 overexpression will guide patient selection, optimizing the therapeutic potential of EO4426 as a potential precision oncology product.

We anticipate initiating new clinical studies with EO4426 in the second half of 2025.

License and Collaboration Agreements

Evaluation and Option Agreement with Valent Technologies LLC

In December 2018, we entered into an agreement with Valent Technologies LLC (“Valent”), a company substantially controlled by our Chairman and Chief Scientific Officer. Under the terms of the agreement, Edison Oncology has been granted an exclusive option to acquire patents and intellectual property related Orotecan. On April 1, 2020, we amended the agreement with Valent. Under the terms of the amended agreement, Edison Oncology is funding and conducting certain research activities, including clinical trials in order that we may evaluate the clinical and commercial potential of Orotecan.

Pursuant to our agreement with Valent, we incurred expenses of approximately $[●] in the year ended December 31, 2024 and $169,000 in the year ended December 31, 2023.

Agreement with Senz Oncology Pty. Ltd.

In February 2020, we entered into a contractual arrangement with Senz Oncology Pty. Ltd. (“Senz”), an Australia-based oncology pharmaceutical development company (the “Senz Agreement”). Pursuant to the terms of the Senz Agreement, Senz is responsible for certain activities related to our EO1001 Phase 1-2 clinical.

In accordance with the terms of the Senz Agreement, Edison Oncology provides funding to support clinical trial activities under the terms of an interest-bearing loan agreement. During the years ended December 31, 2024 and December 31, 2023 we loaned $[●] and $140,000 to Senz, respectively. We reduce the loan principal for Senz by the R&D revenue services payment received from Apollomics. During the years ended December 31, 2024 and December 31, 2023 we recorded an expense of approximately $[●] and $337,000, respectively. Senz Oncology is obligated to repay any outstanding principal and accrued interest to us at the completion of the clinical trial and such payment may be made to us in cash or securities of Senz Oncology.

Certain Senz research and development expenditures are eligible for the Australian Government’s R&D tax incentive scheme, which provides a refundable tax credit on eligible expenditures. Under the terms of the Senz Agreement, Senz is obligated to spend any such tax refunds to benefit of the development of EO1001. In the year ended December 31, 2023, Senz reported to us that they had received cash refunds of approximately $140,000.

Research and Development and License Agreement with Apollomics, Inc.

In January 2021, we entered into a Development and License Agreement with Apollomics Inc., (the “Apollomics Agreement”) an international pharmaceutical development company. Pursuant to the terms of the Apollomics Agreement, we granted Apollomics exclusive rights to develop and commercialize EO1001 globally, except in China, Hong Kong and Taiwan.

52 Pavloff etal. DNA seq (1992)

76

Edison Oncology received an upfront cash payment upon signing of the Apollomics Agreement and is eligible to receive potential development and commercial milestone payments, as well as tiered royalties on net sales. Apollomics is responsible for all costs related to development, regulatory approvals, and commercialization activities for EO1001 in the licensed territories.

Under the terms of the Apollomics Agreement, certain costs incurred by Senz under the Senz Agreement are recognized in R&D expense and invoiced to Apollomics for reimbursement. Reimbursement payments from Apollomics are recognized as gross R&D revenue. During the years ended December 31, 2024 and December 31, 2023 we recorded an R&D expense of $[●] and $1 million, respectively. During the years ended December 31, 2024 and December 31, 2023, we recorded R&D revenue of $[●] and $0.5 million, respectively, for costs reimbursed by Apollomics.

Research & Services Agreement with ORP Oncology Research Partners (Canada) Ltd.

In December 2019, we entered into a Research & Services Agreement with ORP Oncology Research Partners (Canada) Ltd. (“ORP”), a company substantially controlled by our Chief Executive Officer. During the year ended December 31, 2021, ORP provided services related to the sale of our PARP-inhibitor program to Rakovina Therapeutics Inc. During the year ended December 31, 2022, ORP provided services related to the certain EO3001 research activities conducted in Canada. Pursuant to the Research & Services Agreement, the Company incurred research and development expenses of approximately $[●] in the year ended December 31, 2024, and $30,000 in the year ended December 31, 2023, of which the Company had paid $5,000 as of the date hereof for such years.

Certain ORP research and development expenditures are eligible for the Canadian Government’s Scientific Research & Experimental Development (SR&ED) tax incentive program, which provides a refundable tax credit on eligible expenditures. Under the terms of the Research & Services Agreement, ORP is obligated to spend any SR&ED tax refunds to benefit of the development of projects conducted under the Research & Services Agreement.

Evaluation Agreement with Valent Technologies, LLC

On January 31, 2025, we entered into an evaluation agreement with Valent Technologies, LLC, a company substantially controlled by our Chairman and Chief Scientific Officer, Dennis Brown. Pursuant to the agreement, we and Valent will jointly develop an evaluation program to review certain intellectual property of Valent related to EO4426, in order to determine commercial feasibility. Pursuant to the agreement, we would be responsible for funding the activities related to such evaluation in an amount not to exceed $2,500,000. Within sixty (60) days after the completion of the evaluation program, we will have the exclusive right to acquire all of the applicable technology for an aggregate of (i) $3,000,000 USD, payable in our securities and (ii) a royalty payment on all net sales of products derived from such technologies.

Competition

The biotechnology and pharmaceutical industries are characterized by the rapid evolution of technologies and understanding of disease etiology, intense competition, and a strong emphasis on intellectual property. We believe that our approach, strategy, scientific capabilities, know-how and experience provide us with competitive advantages. However, we expect substantial competition from multiple sources, including major pharmaceutical, specialty pharmaceutical, and existing or emerging biotechnology companies, academic research institutions and governmental agencies and public and private research institutions worldwide. Many of our competitors, either alone or with their collaborations, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient enrollment in clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. As a result, our competitors may discover, develop, license, or commercialize products before or more successfully than we do.

77

We face competition from segments of the pharmaceutical, biotechnology and other related markets that pursue the development of precision oncology therapies for patients with genetically-defined cancers. Several biopharmaceutical companies, including Loxo Oncology, Inc. (part of Eli Lilly and Company), Blueprint Medicines Corporation, SpringWorks Therapeutics, Inc., Black Diamond Therapeutics, Inc., Deciphera Pharmaceuticals, Inc., Tango Therapeutics, Inc., Zentalis Pharmaceuticals, Inc., Turning Point Therapeutics, Inc. (acquired by Bristol-Myers Squibb), and Exelixis, Inc. are developing oncology treatments.

Furthermore, we also face competition more broadly across the oncology market for cost-effective and reimbursable cancer treatments. The most common methods of treating patients with cancer are surgery, radiation, and drug therapy, including chemotherapy, hormone therapy, biologic therapy, such as monoclonal and bispecific antibodies, immunotherapy, cell-based therapy and targeted therapy, or a combination of any such methods. There are a variety of available drug therapies marketed for cancer. In many cases, these drugs are administered in combination to enhance efficacy. While our product candidates, if any are approved, may compete with these existing drugs and other therapies, to the extent they are ultimately used in combination with or as an adjunct to these therapies, our product candidates may not be competitive with them. Some of these drugs are branded and subject to patent protection, and others are available on a generic basis. Insurers and other third-party payors may also encourage the use of generic products or specific branded products. As a result, obtaining market acceptance of, and gaining significant share of the market for, any of our product candidates that we successfully introduce to the market may pose challenges. In addition, many companies are developing new oncology therapeutics, and we cannot predict what the standard of care will be as our product candidates progress through clinical development.

We could see a reduction or elimination in our commercial opportunity if our competitors develop and commercialize drugs that are safer, more effective, have fewer or less severe side effects, are more convenient to administer, are less expensive or with a more favorable label than our product candidates. Our competitors also may compete for available patient pool, slowing our accrual in trials, obtain FDA or other regulatory approval for their drugs more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. The key competitive factors affecting the success of all of our product candidates, if approved, are likely to be their efficacy, safety, convenience, price, the level of generic competition and the availability of reimbursement from government and other third-party payors.

Sales and Marketing

Given our stage of development, we have not yet established a commercial organization or distribution capabilities. We intent to evaluate whether to build a commercial infrastructure to support sales of any approved product candidates or opportunities to work with partners that enhance our capabilities with respect to the development and commercialization of product candidates, if approved. In addition, we intend to commercialize our product candidates, if approved, in key global markets, either alone or with partners in order to maximize the worldwide commercial potential of our programs.

Manufacturing

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We currently rely, and expect to continue to rely, on third parties for the manufacture of our product candidates for clinical testing, as well as for the manufacture of any products that we may commercialize, if approved. For all our product candidates, we intend to identify and qualify redundant manufacturers, including entering into long-term agreements, to provide the active pharmaceutical ingredients and drug product and prior to submission of a new drug application, or NDA, or biologics license application, or BLA, to the FDA, and/or other comparable foreign regulatory authorities.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, sale, distribution, post-approval monitoring and reporting, marketing, and export and import of drug products and biologics. We, along with any third-party contractors on whom we rely, will be required to navigate the various preclinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies, clinical trials or seek approval of our product candidates. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources.

78

U.S. drug and biological product development

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations and biologics under the FDCA, the Public Health Service Act, or PHSA, and their implementing regulations. Both drugs and biologics also are subject to other federal, state, local and foreign statutes and regulations.

Our investigational medicines and any future investigational medicines must be approved by the FDA through a New Drug Application, or NDA or a Biologics License Application, or BLA process before they may be legally marketed in the United States. The process generally involves the following:

●	completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with the FDA’s current Good Laboratory Practice, or GLP, regulations;

●	submission to the FDA of an IND application, which must become effective before human clinical trials may begin;

●	approval by an institutional review board (IRB) or independent ethics committee at each clinical trial site before each trial may be initiated;

●	performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, good clinical practice, or GCP, requirements and other clinical trial-related regulations to establish the safety and efficacy of the investigational product for each proposed indication;

●	submission to the FDA of an NDA or a BLA;

●	a determination by the FDA within 60 days of its receipt of an NDA or a BLA to accept the filing for review;

●	satisfactory completion of one or more FDA pre-approval inspections of the manufacturing facility or facilities where the biologic or drug will be produced to assess compliance with current Good Manufacturing Process, or cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the biologic or drug’s identity, strength, quality and purity;

●	potential FDA audit of the clinical trial sites that generated the data in support of the NDA or BLA;

●	payment of user fees for FDA review of the NDA or BLA; and

●	FDA review and approval of the NDA or BLA, including consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the biologic or drug in the United States.

The preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our investigational medicines and any future investigational medicines will be granted on a timely basis, or at all.

Preclinical studies

Before testing any biological or drug candidate, including our product candidates, in humans, the product candidate must undergo rigorous preclinical testing. Preclinical studies include laboratory evaluation of product chemistry and formulation, as well as in vitro and animal studies to assess the potential for adverse events and in some cases to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations for safety/toxicology studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical studies, among other things, to the FDA as part of an IND. Some long-term preclinical testing may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

79

Clinical trials

The clinical stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCP requirements, which include the requirement that all patients provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries. Information about certain clinical trials, including clinical trial results, must be submitted within specific timeframes for publication on the www.clinicaltrials.gov website.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of a BLA or NDA. The FDA will accept a well-designed and well-conducted foreign clinical study not conducted under an IND if the study was conducted in accordance with GCP requirements, and the FDA is able to validate the data through an onsite inspection if deemed necessary.

Clinical trials generally are conducted in three sequential phases, known as Phase 1, Phase 2 and Phase 3, and may overlap.

●	Phase 1 clinical trials generally involve a small number of healthy volunteers or disease-affected patients who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action, side effect tolerability, and safety of the product candidate.

●	Phase 2 clinical trials generally involve studies in disease-affected patients to evaluate proof of concept and/or determine the dosing regimen(s) for subsequent investigations. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, possible adverse effects and safety risks are identified, and a preliminary evaluation of efficacy is conducted.

●	Phase 3 clinical trials generally involve a large number of patients at multiple sites and are designed to provide the data necessary to demonstrate the effectiveness of the product for its intended use, its safety in use and to establish the overall benefit/risk relationship of the product, and provide an adequate basis for product labeling.

In March 2022, the FDA released final guidance entitled “Expansion Cohorts: Use in First-In-Human Clinical Trials to Expedite Development of Oncology Drugs and Biologics,” which outlines how developers can utilize an adaptive trial design commonly referred to as a seamless trial design in early stages of oncology biological product development (i.e., the first-in-human clinical trial) to compress the traditional three phases of trials into one continuous trial called an expansion cohort trial. Information to support the design of individual expansion cohorts are included in IND applications and assessed by FDA. Expansion cohort trials can potentially bring efficiency to biological product development and reduce developmental costs and time.

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA and Written IND safety reports must be submitted to the FDA and the investigators 15 calendar days after the trial sponsor determines the information qualifies for reporting for serious and unexpected suspected adverse events, findings from other studies or animal or in vitro testing that suggest a significant risk for human subjects and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction as soon as possible but in no case later than seven calendar days after the sponsor’s initial receipt of the information.

80

Phase 1, Phase 2, Phase 3, and other types of clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug or biologic has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated check points based on access to certain data from the trial. Concurrent with clinical trials, companies usually complete additional animal studies and also must develop additional information about the chemistry and physical characteristics of the drug or biologic as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product and, among other things, companies must develop methods for testing the identity, strength, quality, and purity of the final product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the investigational medicines do not undergo unacceptable deterioration over their shelf life.

U.S. Post-Approval Requirements

Products manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product, which include restrictions on promoting products for unapproved uses or patient populations (known as “off-label use”) and limitations on industry-sponsored scientific and educational activities. After approval, changes to the approved product, manufacturing locations or processes, or labeling are subject to FDA review and approval. Significant changes require prior FDA review and approval. Further, for certain modifications to the drug, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain prior FDA approval of a new NDA, BLA or supplement, which may require the development and submission of additional data. There also are continuing, annual user fees due to FDA for any marketed products.

Drug manufacturers and their subcontractors involved in the manufacture and distribution of approved drugs and biologics are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMPs, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMPs and impose reporting requirements in the event of a deviation affecting a marketed product. Manufacturers and other parties involved in the drug supply chain for prescription drug products must also comply with product tracking and other tracking requirements and must notify the

FDA of counterfeit, diverted, stolen and intentionally adulterated products or products that are otherwise unfit for distribution in the United States. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain compliance with cGMPs and other aspects of regulatory compliance.

The FDA may withdraw approval of an NDA or BLA for various reasons, including based on new concerns related to safety or effectiveness or if compliance with regulatory requirements and standards is not maintained. Later discovery of previously unknown problems with a product, including AEs of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may also result in revisions to the approved labeling to add new safety information; imposition of post-market trials or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences for the failure to meet applicable requirements include, among other things:

●	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

●	fines, warning letters or untitled letters;

●	clinical holds on clinical trials;

●	refusal of the FDA to approve pending applications or supplements to approved applications or suspension or revocation of product approvals;

81

●	product seizure or detention or refusal to permit the import or export of products;

●	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

●	mandated modification of promotional materials and labeling and the issuance of corrective information;

●	the issuance of safety alerts, Dear Healthcare Provider letters, press releases, and other communications containing warnings or other safety information about the product; or

●	injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising, and promotion of drugs and biologics. A company may make only those claims relating to safety, efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses and misleading promotion. Failure to comply with these requirements may result in, among other things, adverse publicity, warning or other enforcement letters, corrective advertising, and potential civil and criminal penalties. Physicians may prescribe, in their independent professional medical judgment, legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA-approved labeling.

Other Regulatory Matters

Manufacturing, sales, promotion and other activities following product approval are also subject to regulation by numerous regulatory authorities in addition to the FDA, including, in the United States, the Centers for Medicare & Medicaid Services, or CMS, other divisions of the Department of Health and Human Services, or HHS, (e.g., the Office of Inspector General and Office for Civil Rights), the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments. In the United States, sales, marketing and scientific/educational programs must also comply with federal and state fraud and abuse laws, data privacy and security laws, transparency laws and pricing and reimbursement requirements in connection with governmental payor programs, among others. The handling of any controlled substances must comply with the U.S. Controlled Substances Act and Controlled Substances Import and Export Act, as well as applicable state laws. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion and other activities are also potentially subject to federal and state consumer protection and unfair competition laws.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The failure to comply with regulatory requirements subjects companies to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of product approvals or refusal to allow a company to enter into supply contracts, including government contracts. In addition, even if a company complies with FDA and other requirements, new information regarding the safety or efficacy of a product could lead the FDA to modify or withdraw product approval. Prohibitions or restrictions on sales or withdrawal of future products marketed by us could materially affect our business in an adverse way.

Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

82

U.S. Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of the FDA approval of our product candidates, some of our future U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA or BLA plus the time between the submission date of an NDA or BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved product is eligible for the extension and, among other requirements, the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for our then owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA or BLA.

An abbreviated approval pathway for biological products shown to be biosimilar to, or interchangeable with, an FDA-licensed reference biological product was created by the BPCIA, which was part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA.

As noted above, a reference biological product may be eligible for 12-year exclusivity from the time of “first licensure.” “First licensure” typically means the initial date the particular product at issue was licensed in the United States. This does not include a supplement for the biological product or a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest or other related entity) for a change that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device, or strength, unless that change is a modification to the structure of the biological product and such modification changes its safety, purity or potency. Whether a subsequent application, if approved, warrants exclusivity as the “first licensure” of a biological product is determined on a case-by-case basis with data submitted by the sponsor.

Pricing and Reimbursement

Sales of any pharmaceutical product depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement for such product by third-party payors. In the United States, no uniform policy exists for coverage and reimbursement for pharmaceutical products among third-party payors. Therefore, decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis and can be a time-consuming process, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance or at all. These third-party payors are increasingly reducing reimbursements for medical products and services. The process for determining whether a third-party payor will provide coverage for a product typically is separate from the process for setting the price of such product or for establishing the reimbursement rate that the payor will pay for the product once coverage is approved.

Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the FDA-approved products for a particular indication, or place products at certain formulary levels that result in lower reimbursement levels and higher cost-sharing obligation imposed on patients. One third-party payor’s decision to cover a particular medical product or service does not ensure that other payors will also provide coverage for the medical product or service. In order to secure coverage and reimbursement for any product candidate that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies to demonstrate the medical necessity and cost-effectiveness of the product candidate, in addition to the costs required to obtain FDA or other comparable regulatory approvals. Whether or not we conduct such studies, our product candidates may not be considered medically necessary or cost-effective. A third-party payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Third-party reimbursement may not be sufficient to enable us to maintain price levels high enough to realize an appropriate return on our investment in product development. In the United States, the principal decisions about reimbursement for new products are typically made by CMS, an agency within HHS. CMS decides whether and to what extent a new product will be covered and reimbursed under Medicare, and private payors tend to follow CMS to a substantial degree. However, no uniform policy of coverage and reimbursement for products exists among third-party payors and coverage and reimbursement levels for products can differ significantly from payor to payor. Moreover, as a condition of participating in, and having products covered under, certain federal healthcare programs, such as Medicare and Medicaid, we will be subject to federal laws and regulations that require pharmaceutical manufacturers to calculate and report certain price reporting metrics to the government, such as Medicaid Average Manufacturer Price, or AMP, and Best Price, Medicare Average Sales Price, the 340B Ceiling Price and Non-Federal AMP reported to the Department of Veteran Affairs, and with respect to Medicaid, pay statutory rebates on utilization of manufacturers’ products by Medicaid beneficiaries. Compliance with such laws and regulations require significant resources and any findings of non-compliance may have a material adverse effect on our revenues if any of our product candidates are approved.

83

The Inflation Reduction Act of 2022, or the IRA, includes several provisions that may impact our business to varying degrees, including provisions that reduce the out-of-pocket spending cap for Medicare Part D beneficiaries from $7,050 to $2,000 starting in 2025, thereby effectively eliminating the coverage gap; impose new manufacturer financial liability on certain drugs under Medicare Part D; allow the U.S. government to negotiate Medicare Part B and Part D price caps for certain high-cost drugs and biologics without generic or biosimilar competition; require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation; and delay until January 1, 2032 the implementation of the HHS rebate rule that would have limited the fees that pharmacy benefit managers can charge. Specifically, with respect to price negotiations, CMS has negotiated prices for the first ten high-cost drugs paid for by Medicare Part D starting in 2026, which will be followed by 15 Part D drugs in 2027, 15 Part B or Part D drugs in 2028, and 20 Part B or Part D drugs in 2029 and beyond. This provision applies to drug products that have been approved for at least nine years and biologics that have been licensed for 13 years, but it does not apply to drugs and biologics that have been approved for a single rare disease or condition. Nonetheless, since CMS has established and will continue to establish maximum prices for these products in price negotiations, we would be fully at risk of government action if our products become the subject of Medicare price negotiations. Moreover, given the risk that could be the case, these provisions of the IRA may further heighten the risk that we would not be able to achieve the expected return on our drug products or full value of our patents protecting our products if prices are set after such products have been on the market for nine years. Various industry stakeholders, including certain pharmaceutical companies and industry groups have initiated lawsuits against the federal government asserting that the price negotiation provisions of the IRA are unconstitutional. The effects of the IRA on our business and the healthcare industry in general is not yet known. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs.

The containment of healthcare costs has become a priority of federal and state governments, and the prices of drugs and biologics, have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including by passing legislation and regulations designed to control pharmaceutical and biological product pricing, including government price controls, price or patient reimbursement constraints, discounts, restrictions on certain drug access, marketing cost disclosure, transparency measures, requirements for substitution of generic products and other measures designed to encourage importation from other countries and bulk purchasing. In January 2024, the FDA authorized Florida’s Agency for Health Care Administration’s drug importation program, which is the first step toward Florida facilitating importation of certain prescription drugs from Canada. Authorization of other state programs may follow. In many countries, the prices of products are subject to varying price control mechanisms as part of national health systems. For example, in the European Union, or the EU, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been approved. Some countries may require the completion of additional studies that compare the cost effectiveness of a particular therapy to currently available therapies, or so-called health technology assessments, in order to obtain reimbursement or pricing approval. Other countries may allow companies to fix their own prices for products, but monitor and control product volumes and issue guidance to physicians to limit prescriptions. Efforts to control prices and utilization of pharmaceutical products will likely continue as countries attempt to manage healthcare expenditures. Historically, products launched in the EU do not follow price structures of the United States and generally prices tend to be significantly lower. In general, the prices of products under such systems are substantially lower than in the United States. Accordingly, in markets outside the United States, the reimbursement for products may be reduced compared with the United States. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our future net revenue and results if our product candidates are approved in these jurisdictions. Decreases in third-party reimbursement for any of our product candidates or a decision by a third-party payor to not cover our product candidates could reduce physician usage of the product candidates, if approved, and have a material adverse effect on our sales, financial condition and results of operations.

84

Other Healthcare Laws and Compliance Requirements

In the United States, drug manufacturers and sponsors are subject to a number of federal and state healthcare regulatory laws that restrict business practices in the healthcare industry. These laws include, but are not limited to, federal and state anti-kickback, false claims and other healthcare fraud and abuse laws, as described below.

The U.S. federal Anti-Kickback Statute prohibits, among other things, any person or entity from knowingly and willfully offering, paying, soliciting, receiving or providing any remuneration, directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering, or arranging for, or recommending the purchase, lease, or order of any good, facility, item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs.

The federal false claims laws, including the federal False Claims Act, or the FCA, prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false, fictitious or fraudulent claim for payment to, or approval by, the federal government, knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government or knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. Actions under the civil FCA may be brought by the U.S. Attorney General or as a qui tam action by a private individual in the name of the government. Moreover, a claim including items or services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil FCA.

In addition, the civil monetary penalties statute, subject to certain exceptions, prohibits, among other things, the offer or transfer of remuneration, including waivers of copayments and deductible amounts (or any part thereof), to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of services reimbursable by Medicare or a state healthcare program.

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created additional federal criminal statutes that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations, imposes obligations on “covered entities,” including certain healthcare providers, health plans, and healthcare clearinghouses, as well as their respective “business associates” and their respective subcontractors that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, with respect to safeguarding the privacy, security and transmission of individually identifiable health information.

The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to CMS, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other healthcare professionals including physician assistants and nurse practitioners and teaching hospitals, and applicable manufacturers and applicable group purchasing organizations to report annually to CMS ownership and investment interests held by physicians and their immediate family members.

There are federal price reporting laws, which require manufacturers to calculate and report complex pricing metrics to government programs, and such reported prices may be used in the calculation of reimbursement and/or discounts on approved products.

There are also federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.

Similar state and local laws and regulations may also restrict business practices in the pharmaceutical industry, such as state anti-kickback and false claims laws, which may apply to business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, or by patients themselves; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing information and marketing expenditures or which require tracking gifts and other remuneration and items of value provided to physicians, other healthcare providers and entities; and state and local laws that require the registration of pharmaceutical sales representatives.

85

Violations of any of these laws and other applicable healthcare fraud and abuse laws may be punishable by criminal and civil sanctions, including fines and civil monetary penalties, the possibility of exclusion from federal healthcare programs (including Medicare and Medicaid), disgorgement and corporate integrity agreements, which impose, among other things, rigorous operational and monitoring requirements on companies. Similar sanctions and penalties, as well as imprisonment, also can be imposed upon executive officers and employees of such companies.

Healthcare Reform

In the United States and certain foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system. For example, implementation of the ACA substantially changed the way healthcare is financed by both governmental and private insurers in the United States and significantly affected the pharmaceutical industry. The ACA, among other things, increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs; required collection of rebates for drugs paid by Medicaid managed care organizations; required manufacturers to participate in a coverage gap discount program, under which they must agree to offer point-of-sale discounts (increased to 70 percent, effective as of January 1, 2019) off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell certain “branded prescription drugs” to specified federal government programs, implemented a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected expanded the types of entities eligible for the 340B drug discount program; expanded eligibility criteria for Medicaid programs; created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and established a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

Since its enactment, there have been executive, judicial and Congressional challenges to certain aspects of the ACA. For example, in June 2021 the U.S. Supreme Court held that Texas and other challengers had no legal standing to challenge the ACA, dismissing the case on procedural grounds without specifically ruling on the constitutionality of the ACA. Thus, the ACA will remain in effect in its current form. It is possible that the ACA will be subject to judicial or Congressional challenges in the future.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, the Budget Control Act of 2011 and subsequent legislation, among other things, created measures for spending reductions by Congress that include aggregate reductions of Medicare payments to providers of 2% per fiscal year, which remain in effect through the first half of 2032. Due to the Statutory Pay-As-You-Go Act of 2010, estimated budget deficit increases resulting from the American Rescue Plan Act of 2021 and subsequent legislation, Medicare payments to providers are subject to further reductions in 2025.

In addition, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient assistance programs and reform government program reimbursement methodologies for drugs. President Biden has issued multiple executive orders that have sought to reduce prescription drug costs. In February 2023, HHS issued a proposal in response to an October 2022 executive order from President Biden that includes a proposed prescription drug pricing model that will test whether targeted Medicare payment adjustments will sufficiently incentivize manufacturers to complete confirmatory trials for drugs approved through FDA’s accelerated approval pathway. Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the current or future presidential administrations may reverse or otherwise change these measures, both the executive branch and Congress have at times indicated that they will continue to seek new legislative measures to control drug costs.

We cannot predict what healthcare reform initiatives may be adopted in the future. Further federal, state and foreign legislative and regulatory developments are likely, and we expect ongoing initiatives to increase pressure on drug pricing.

86

The Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act of 1977, or the FCPA, prohibits any U.S. individual or business, as well as its employees, agents, and other representatives, from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to obtain, retain, or direct business. The FCPA also obligates companies whose securities are publicly listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Additional Regulation

In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservancy and Recovery Act and the Toxic Substances Control Act, affect our business. These and other laws govern our use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, our operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines. We believe that we are in material compliance with applicable environmental laws and that continued compliance therewith will not have a material adverse effect on our business. We cannot predict, however, how changes in these laws may affect our future operations.

Europe and Rest of World Government Regulation

A portion of our regulatory strategy involves filing CTAs for our early-stage clinical trials in jurisdictions outside of the United States to support enrollment in our clinical trials, which may include Australia and other countries. As a result, in addition to regulations in the United States, we expect to be subject to a variety of regulations in other jurisdictions that we may in the future select to test or commercialize our product candidates, which may govern, among other things, clinical trials and any commercial sales and distribution of our products. Whether or not we obtain FDA approval of a product, we would need to obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical trials. In the EU, for example, a CTA must be submitted to each country’s national health authority and an independent ethics committee, much like the FDA and IRB, respectively. Once the CTA is approved in accordance with a country’s requirements, clinical trial development may proceed.

The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, the clinical trials must be conducted in accordance with GCPs and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

To obtain regulatory approval of an investigational drug or biological product under EU regulatory systems, we must submit a MAA, either under a centralized procedure administered by the EMA or one of the procedures administered by competent authorities in the EU member states. The application used to file the NDA in the United States is similar to that required in the EU, with the exception of, among other things, country-specific document requirements.

For other countries outside of the EU, such as Australia, countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials must be conducted in accordance with GCPs and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If we or our potential collaborators fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

87

Data Privacy and Information Security Laws

In the ordinary course of business, we process personal data, and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, sensitive third-party data, business plans, transactions, financial information and data we collect about trial participants in connection with clinical trials, or collectively, sensitive data. Accordingly, we may be subject to numerous data privacy and security obligations, including federal, state, and local laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements and other obligations related to data privacy and security.

These data privacy and security laws are evolving and may impose potentially conflicting obligations. Such obligations may include, without limitation, the Federal Trade Commission Act, the European Union’s General Data Protection Regulation 2016/679 , or EU GDPR, the EU GDPR as it forms part of United Kingdom, or UK, law by virtue of section 3 of the European Union (Withdrawal) Act 2018, or UK GDPR, and HIPAA, as amended by HITECH. In addition, in the past few years, numerous U.S. states—including California, Virginia, Colorado, Connecticut and Utah—have enacted comprehensive privacy laws that impose certain obligations on covered businesses, and similar laws are being considered in several other states, as well as at the federal and state levels. These new laws are examples of the increasingly stringent and evolving regulatory frameworks related to personal data processing that may increase our compliance obligations and exposure for any noncompliance.

Additionally, because we collect personal data from individuals outside of the United States, through clinical trials or otherwise, we are, or may become, subject to foreign data privacy and security laws, such as the EU GDPR. Foreign data privacy and security laws impose significant and complex compliance obligations on entities that are subject to those laws. For example, the EU GDPR applies to any company established in the European Economic Area, or EEA, and to companies established outside the EEA that process personal data in connection with the offering of goods or services to data subjects in the EEA or the monitoring of the behavior of data subjects in the EEA. These obligations may include limiting personal data processing to only what is necessary for specified, explicit, and legitimate purposes; requiring a legal basis for personal data processing; requiring the appointment of a data protection officer in certain circumstances; increasing transparency obligations to data subjects; requiring data protection impact assessments in certain circumstances; limiting the collection and retention of personal data; increasing rights for data subjects; formalizing a heightened and codified standard of data subject consents; requiring the implementation and maintenance of technical and organizational safeguards for personal data; mandating notice of certain personal data breaches to the relevant supervisory authority(ies) and affected individuals; and mandating the appointment of representatives in the EU in certain circumstances.

Facilities

Our principal executive office is located in Menlo Park, California under a no-cost arrangement with Valent Technologies LLC, a company controlled by our chairman and chief scientific officer. Valent Technologies leases approximately 2,400 square feet of office and laboratory space that we use for our administrative, research and development and other activities. We believe that our facilities are sufficient to meet our current needs and that suitable additional space will be available as and when needed. In the future, we intend to lease our own office and laboratory space at then-market rental rates.

Employees and Human Capital Resources

As a virtually distributed company, we maintain a small number of contract employees that oversee the outside contractors and consultants responsible for specific projects and services. We currently have outside CRO’s, CMO’s, KOL’s, accountants, and legal personnel performing services under the supervision of our employees. While the Company intends to hire and retain additional employees as needed if and when we are able to grow as an organization, it anticipates continuing to use the services of outside consultants and contractors and to maintain its near virtual structure.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our employees. We believe our success depends on our ability to attract, retain, develop and motivate diverse highly skilled personnel. In particular, we depend upon the personal efforts and abilities of the principal members of our senior management to partner effectively as a team, and to provide strategic direction, develop our business, manage our operations and maintain a cohesive and stable work environment. We also rely on qualified managers and skilled employees, such as scientists, engineers and laboratory technicians, with technical expertise in operations, scientific knowledge, engineering skills and quality management experience in order to operate our business successfully.

Our compensation program is designed to retain, motivate and, as needed, attract highly qualified employees. Accordingly, we use a mix of competitive base salary, cash-based annual incentive compensation, performance-based equity compensation awards and other employee benefits.

88

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are currently not subject to any material legal proceedings.

Corporate Information

Our principal executive offices are located at The Company’s principal offices are located at 3475 Edison Way, Suite R, Menlo Park, CA. 94025; our telephone number is (650) 690-1927; our corporate website is located at www.edisononcology.com. No information found on our company’s website is part of this Prospectus.

Edison Oncology Holding Corp. was formed on August 16, 2018 as a Nevada corporation. On October 5, 2018, we entered into an agreement with NewGen Therapeutics, Inc. to acquire its assets, consisting substantially of four pharmaceutical patents. To facilitate the transaction, a wholly-owned subsidiary of the Company, Edison Acquisition, was formed and subsequently merged into NewGen. NewGen was the surviving company subsequent to the completion of the merger, pursuant to which NewGen became a wholly owned subsidiary of the Company.

DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of 200,000,000 shares of Common Stock, $0.0001 par value per share, and 50,000,000 shares of preferred stock, $0.0001 par value per share. As of January 1, 2025, there were (i) 7,948,700 shares of our Common Stock issued and outstanding, (ii) options to purchase 641,950 shares of Common Stock issued and outstanding, and (iii) warrants to purchase 508,978 shares of Common Stock issued and outstanding.

In addition, we have outstanding: (i) $565,000 in principal of Series B Convertible Notes (“Series B Notes”), (ii) $2,495,000 in principal of Series C Convertible Notes (“Series C Notes”), and (iii) $1,650,000 in principal of Series D Convertible Notes (“Series D Notes”). The Series B Notes, Series C Notes, and Series D Notes are convertible into an aggregate of 2,198,413 shares of Common Stock as of January 1, 2025 (based on an assumed conversion of all principal and accrued interest of such instruments as of January 1, 2025 (i) on a voluntary basis with respect to the Series C Convertible Notes and Series D Convertible Notes and (ii) pursuant to a financing with respect to the Series B Convertible Notes where the fully diluted capital calculation yields a lower price per share, and each without discount which may result from the sale of shares pursuant to the initial public offering contemplated by this Registration Statement). Upon the closing of the initial public offering contemplated by this Registration Statement, the Series B Notes, Series C Notes, and Series D Notes will automatically convert into Common Stock at a discount pursuant to their terms. See Sections below entitled “Series B Convertible Notes”, “Series C Convertible Notes”, and “Series D Convertible Notes” for a further description.

Set forth below is a summary description of all of the material terms of our securities, including those being registered hereunder. These descriptions are qualified their entirety by reference to our amended and restated articles of incorporation, bylaws, forms of warrants, option grants, Series B Notes, Series C Notes, and Series D Notes, each of which is filed as an exhibit to this Registration Statement, of which this prospectus forms a part.

Classification of Board

Pursuant to our Articles of Incorporation, as amended, and our amended and restated bylaws, we have a classified Board which is divided into three classes with staggered three-year terms. Only one class may be elected each year, while the directors in the other classes continue to hold office for the remainder of their three-year terms. The Board may, on its own, determine the size of the exact number of directors on the Board and may fill vacancies on the Board. The procedure for electing and removing directors on a classified board of directors generally makes it more difficult for stockholders to change management control by replacing a majority of the board at any one time, and the classified board structure may discourage a third-party tender offer or other attempt to gain control of the Company and may maintain the incumbency of directors. In addition, under our bylaws, directors may only be removed from office by a vote of the majority of the shares then outstanding and eligible to vote.

89

Shares in this Offering

Common Stock

Voting — Each holder of record of Common Stock shall have the right to one vote for each share of Common Stock registered in their name on the books of the Company on all matters submitted to a vote of shareholders except as the right to exercise such vote may be limited by the provisions of the Company’s Articles of Incorporation.

Dividends — The holders of Common Stock shall be entitled to such dividends as may be declared by the Board of Directors from time to time, provided that required dividends, if any, on the Preferred Stock have been paid or provided for.

Liquidation Preference — In the event of the liquidation, dissolution, or winding up, whether voluntary or involuntary of the Corporation, the assets and funds of the Corporation available for distribution to shareholders and remaining after the payment to holders of Preferred Stock of the amounts (if any) to which they are entitled, shall be divided and paid to the holders of the Common Stock according to their respective shares.

Underwriter Warrants

[*]

Common Stock Purchase Warrants

As of January 1, 2025, the Company had an aggregate of 508,978 Common Stock purchase warrants issued and outstanding with a range of exercise prices from $0.50 to $3.84 per share and an average weighted exercise price of $1.56 per share (excluding the warrants associated with the Series B Notes which exercise price will be equal to 85% of the price paid per share of common stock in the initial public offering pursuant to this Registration Statement), consisting of:

Description of Securities	Exercise Price	Expiration Date	Price Adjustment	Additional Features of Warrant
Consultant / Service Provider / Employee Warrants
275,000 Warrants	$0.50	12/31/2026	Stock Splits / Dividends / Reclassifications	Contains Cashless Exercise Provision at any time; Piggy Back Registration Rights; Right to Receive Same Consideration in Fundamental Transactions
40,000 Warrants	$1.52	12/31/2027	Stock Splits / Dividends / Reclassifications	Contains Cashless Exercise Provision at any time
40,000 Warrants	$3.84	9/30/2027	Stock Splits / Dividends / Reclassifications	Contains Cashless Exercise Provision at any time;
Offering Warrants
89,527 Warrants (Series A Notes)	$3.84	12/31/2025	Stock Splits / Dividends / Reclassifications	Company may redeem for $0.001 per Warrant share on Liquidation Event (IPO, merger or sale of assets, or dissolution)
64,451 Warrants (Series B Notes)	$(85% of IPO Price or other Change of Control Transactions)	12/31/2025	Stock Splits / Dividends / Reclassifications	Company may redeem for $0.001 per Warrant share on Liquidation Event (IPO, merger or sale of assets, or dissolution)

90

Common Stock Purchase Options

On June 29, 2023, the Company’s Board approved our amended and restated 2021 Omnibus Equity Incentive Plan (“2021 Plan”). The 2021 Plan, as amended, has not been approved by our shareholders. The 2021 Plan is described below under the heading “Securities authorized under equity compensation plans”.

As of January 1, 2025, the Company has issued options to purchase 641,950 shares of Common Stock under our 2021 Plan. All outstanding options have an exercise price of $1.52, are fully vested as of the date of this Registration Statement, and have terms expiring in 2031.

Series A Convertible Notes

Between October 2018 and March 2020, the Company issued $917,500 in principal of Series A Notes. The Series A Notes had an annual interest rate of 10.00% per annum and are convertible into shares of Common Stock at a price per share of $0.50. The Series A notes were subject to a Mandatory Conversion upon the Company receiving gross proceeds of at least $2,000,000 from a private placement of the Company’s securities. The Series A Notes had an initial maturity date of October 5, 2020. In October 2020, the Company extended the maturity date of the Series A notes until December 31, 2020, in exchange for two percent (2%) added on the principal of each Series A Note. In exchange for the further extension of the Series A Notes until December 31, 2022, the Company issued an aggregate of 89,527 warrants to purchase Common Stock ratably amongst the Series A Note holders. On February 28, 2022, in accordance with the terms of the Series A notes the outstanding principal and accrued interest of the Series A Notes were converted into 2,438,867 shares of common stock and the Series A Notes were extinguished and of no further force or consequence.

Series B Convertible Notes

Between December 2020 and March 2021, the Company issued $565,000 in principal of Series B Notes. The Series B Notes have an annual interest rate of 10.00% per annum. The Series B Notes had an initial maturity date of December 31, 2021. In December 2021, the Company extended the terms of the Series B Notes until December 31, 2022, in exchange for the issuance of an aggregate of 64,451 warrants to purchase Common Stock ratably amongst the Series B Note holders. In December 2022, the Company extended the terms of the Series B Notes until June 30, 2023 (or such later time as this Registration Statement becomes effective), in exchange for an increase of the principal to 110% of the initial principal. As of January 1, 2025, the Series B Notes are convertible (assuming conversion upon a financing as described in the Series B Notes whereby the fully diluted capital calculation yields a lower price per share and excluding any discounts to share prices that would occur upon the completion of an initial public offering) into an aggregate of 1,057,831 shares of Common Stock (which excludes the increase of shares that will result from the conversion discount that will automatically occur contemporaneous with the initial public offering of Common Stock pursuant to this Registration Statement). Upon any financing of the Company, the Series B Note holders will be able to convert the Series B Note into shares of Common Stock at a price per share equal to the lesser of (a) 80% of the price paid in such offering, and (b) the price per share (applying such 80% calculation per the beginning of this sentence) that results when $8,000,000 is divided by the fully diluted capitalization of the Company. Further, upon a Liquidity Event (as defined in the Series B Notes, including an initial public offering as described in this Registration Statement), all outstanding principal and all accrued interest automatically converts into Common Stock at the lesser of (a) 85% of the price paid in such public offering, and (b) the price per share that results when $8,000,000 is divided by the fully diluted capitalization of the Company.

The Series B Notes additionally have a most favored nation provision and can be exchanged for securities issued in future offerings of the Company.

91

Series C Convertible Notes

Between February 2022 and March 2024, the Company issued $2,495,000 in principal of Series C Notes. The Series C Notes have an annual interest rate of 7.50% per annum and are convertible into shares of Common Stock at a price per share of $3.84. The Series C Notes have maturity dates from 2024 through 2026, except that if the Company has filed a registration statement covering the offer and sale of the Company’s common stock on or before the maturity date, then the maturity date shall be extended to the earlier of (i) the date on which the registration statement has been declared effective and (ii) 180 days from the initial filing of the registration statement, whichever occurs first. As of January 1, 2025, the Series C Notes are convertible into an aggregate of 770,193 shares of Common Stock (which excludes the increase of shares that will result from the conversion discount that will automatically occur contemporaneous with the initial public offering of Common Stock pursuant to this Registration Statement). Upon (i) any financing of the Company, the Series C Note holders will be able to convert the Series C Note into shares of Common Stock at a price per share equal to the lesser of (a) 90% of the price paid in such offering or the conversion price then in effect. Additionally, upon a Liquidity Event (as defined in the Series C Notes, including an initial public offering as described in this Registration Statement), all outstanding principal and all accrued interest automatically converts into Common Stock at the lesser of (a) 90% of the price paid in such public offering, (b) 90% of the implied per sha revalued received by holders of Common Stock with respect to such a Liquidity Event, or (c) the conversion price then in effect.

The Series C Notes additionally contain protective provisions whereby the Company will not, without the written consent of a majority in interest (in principal amount): (i) amend or alter any of its charter documents in an adverse manner to the Series C Notes, (ii) redeem or purchase any capital stock prior to the Series C Notes, or (iii) except as allowed by the charter documents, increase or decrease the authorized number of directors or change the number of votes entitled to be cast by the directors.

Series D Convertible Notes

Between August 30, 2024 and October 31, 2024, the Company issued $1,650,000 in principal of Series D Notes. The Series D Notes have an annual interest rate of 10.00% per annum and as of January 1, 2025, are convertible into an aggregate of 370,389 shares of Common Stock (which excludes the increase of shares that will result from the conversion discount that will automatically occur contemporaneous with the initial public offering of Common Stock pursuant to this Registration Statement).

The Series D Note holders may voluntarily convert their Series D Notes into Common Stock at a $50 million pre-money valuation on a fully diluted basis. Additionally, upon an Exit Event (as defined in the Series D Notes, including certain fundamental transactions and an initial public offering as described in this Registration Statement), all outstanding principal and accrued interest automatically converts into Common Stock at the lesser of (i) a $50 Million pre-money valuation on a fully diluted basis, (ii) 80% of the price per share paid by investors in the initial public offering, and (iii) 80% of the proposed price or implied equity value (if not cash) per share in any takeover bid. In addition, at maturity, 105% of the principal and all accrued interest of the Series D Notes will convert into shares based on a $50 million pre-money valuation on a fully diluted basis.

The Series D Notes may be redeemed at any time by the Company on 10 business days notice by paying to the applicable Series D Note holders ratably: (i) 110% of the principal amount of each Series D Note, (ii) all accrued but unpaid interest under such Series D Notes, and (iii) any other unpaid amounts due and payable to the Series D Note holders.

The Series D Notes additionally have a most favored nation provision and can be exchanged for securities issued in future offerings of the Company.

Registration Rights

The holders of the Series C Notes have limited piggyback registration rights with respect to the shares of Common Stock underlying the Series C notes for registration statements filed by the Company (excluding Forms S-4 and S-8). If a Piggyback Registration is initiated as a primary underwritten offering on behalf of the Company, and the managing underwriters advise the Company and the Holder that in their reasonable opinion the number of shares of Common Stock proposed to be included exceeds the number of shares of Common Stock that can be sold in such underwritten offering without materially delaying or jeopardizing the success of the offering (including the offering price per share), the Company shall include in such registration: (i) first, the number of shares of Common Stock that the Company proposes to sell; and (ii) second, on a pro rata basis, the number of shares of Common Stock and other Registrable Securities requested to be included therein by the holder and the holders of other securities eligible to be included in such registration.

Additionally, holders of 275,000 of our Common Stock purchase warrants have piggyback registration rights similar to those of the Series C Notes.

92

Choice of Forum

Our Bylaws, as amended, provide that, unless we consent in writing to the selection of an alternative forum, the State of Nevada is the exclusive forum for:

●	any derivative action or proceeding brought on our behalf;
●	any action asserting a claim of breach of a fiduciary duty;
●	any action asserting a claim against us arising pursuant to any provision of the Nevada Revised Statutes, our amended and restated articles of incorporation or our bylaws; or
●	any action asserting a claim against us that is governed by the internal affairs doctrine.

The enforceability of similar choice of forum provisions in other companies’ articles of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our Bylaws to be inapplicable or unenforceable in such action. These provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act, Securities Act or any other claim for which the federal courts have exclusive or concurrent jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions. Our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our shareholders will not be deemed to have waived our compliance with these laws, rules and regulations.

The provisions of the Nevada Revised Statutes and our Bylaws could have the effect of discouraging others from attempting hostile takeovers and may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent

We will retain a transfer agent and registrar for our common stock prior to the effectiveness of this Registration Statement.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND

RELATED STOCKHOLDER MATTERS

Market Information

[*].

Holders

As of January 1, 2025, we had approximately 56 record holders of our Common Stock.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock and we do not currently anticipate declaring or paying cash dividends on our capital stock in the foreseeable future. We currently intend to retain all of our future earnings, if any, to finance the operation and expansion of our business. Any future determination relating to our dividend policy will be made at the discretion of our Board and will depend on a number of factors, including future earnings, capital requirements, financial conditions, future prospects, contractual restrictions and covenants, applicable law and other factors that our Board may deem relevant. If we do not pay dividends, a return on your investment will occur only if the market price of our Common Stock appreciates.

Securities authorized for issuance under equity compensation plans

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth securities authorized for issuance under any equity compensation plans approved by our shareholders as well as any equity compensation plans not approved by our stockholders as of December 31, 2024.

93

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(a)	Weighted average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)

Plans approved by our stockholders:	—	—	—
Plans not approved by stockholders
2021 Omnibus Equity Incentive Plan (1)	641,950	1.52	948,790 (2)

(1)	The amended and restated 2021 Omnibus Equity Incentive Plan was initially adopted on June 25, 2021 by the Board. On June 29, 2023, the Board amended and restated the 2021 Omnibus Equity Incentive Plan (“2021 Plan”). The shareholders have not approved the 2021 Plan as amended by the Board. Pursuant to the amended and restated 2021 Plan, we initially reserved 1,192,305 shares, or 15% of our then outstanding shares of common stock on the date the Board approved the amended and restated 2021 Plan. Additionally, on January 1 of each calendar year, the number of shares of common stock authorized under the 2021 Plan increases by an amount equal to (i) 5% of the total number of shares of common stock outstanding on December 31 of the preceding year, or (ii) a lesser number of shares of common stock determined by the Board prior to the date of the increase. As of December 31, 2024, we have issued awards or grants under the plan in the aggregate of 641,950 awards underlying shares.
(2)	On January 1, 2025, the number of shares authorized under the 2021 Plan increased to 1,989,175, of which 1,347,225 shares remain available for issuance under the 2021 Plan.

OUR MANAGEMENT

Directors, Executive Officers and Significant Employees

The names of our directors and executive officers and their ages, positions, and biographies as of the date of this Prospectus are set forth below. Our executive officers are appointed by and serve at the discretion of the Board. There are no family relationships among any of our directors or executive officers. For a description of any employment arrangements and other ancillary agreements entered into between our officers and directors and the Company, please refer to the section entitled Executive Compensation below.

Executive Officers and Directors

Name	Age	Positions	Officer / Director Since
Dennis M. Brown, PhD	75	Chairman, Chief Scientific Officer and Director	2018
Jeffrey Bacha BSc, MBA	56	Chief Executive Officer (Principal Executive Officer) and Director	2018
John Bell	78	Director	2021
Neil Sankar, MD	56	Chief Medical Officer	2018
Anthony Scott Praill	58	Chief Financial Officer (Principal Accounting Officer)	2025

94

Jeffrey Bacha. Mr. Bacha has been involved in pharmaceutical research and corporate development for more than 25 years as a member of the executive leadership team for multiple companies. Mr. Bacha has served as our Chief Executive Officer, Chief Financial Officer, and as a Director since founding Edison Oncology in August 2018. Mr. Bacha ceased serving as our Chief Financial Officer upon Mr. Praill’s appointment in February 2025. Mr. Bacha co-founded Kintara Pharmaceuticals, Inc. (which changed its name to TuHura Biosciences, Inc. following a merger in 2024 (Nasdaq: HURA, formerly DelMar Pharmaceuticals, Inc.) with Dr. Dennis Brown and served as Chairman and CEO from 2010 through October 2018, during the company’s growth including the advancement of its lead product candidate to pivotal Phase III clinical trials and Nasdaq listing. Prior to founding DelMar, Mr. Bacha was served as president and founding CFO of xBiotech, Inc. (Nasdaq: XBIT), founding CEO of Inimex Pharmaceuticals and as of Vice President, Corporate Development at Inflazyme Corp. (TSX: IZP) Programs advanced by Inimex and Inflazyme have become foundational in Soligenix, Inc. (Nasdaq: SNGX) and Aquinox Pharmaceuticals (Nasdaq: AQXP), respectively. He is a member of the National Brain Tumor Society Research Roundtable and the Board of the Leukemia Lymphoma Society of Canada. Mr. Bacha currently serves as a consultant to Valent Technologies LLC, and served as a member of the Board of Directors, and a member of the Audit Committee and Compensation Committee of Sernova Corp. (TSX-V: SVA) from October 2008 to April 2023. Since April 2021, Mr. Bacha has also served as a director and member of the Audit Committee of Rakovina Therapeutics, Inc. (TXS-V: RKV). Since June 2021, Mr. Bacha also has served as a director and member of the Audit Committee of AD4 Capital Corp. (TSX-V: ADJ-P). Since September 2022, Mr. Bacha has served as a member of the Board of Directors and acting chief executive of Sera Biopharma, Inc. Prior to taking on his operating roles, Mr. Bacha served Senior Manager and Director of KPMG Health Ventures, acting as an advisor to numerous public and private life sciences companies. Mr. Bacha holds an MBA (Hons) from the Goizueta Business School at Emory University (1995) and a degree in BioPhysics from the UC San Diego (1991). Mr. Bacha is the inventor or co-inventor on multiple issued U.S. patents and applications, many with foreign counterparts). We believe that Mr. Bacha’s broad pharmaceutical and drug development experience qualifies him to serve as a member of our board of directors.

Dennis Brown. Dr. Brown has been involved in cancer drug discovery and development for more than 40 years. Dr. Brown has served as our chairman and Chief Scientific Officer since October 2018. Dr. Brown has served as Chief Scientific Officer of Kintara Therapeutics, Inc. since 2012 (which changed its name to TuHura Biosciences, Inc. following a merger in 2024 (Nasdaq: HURA, formerly DelMar Pharmaceuticals, Inc.). Between 1979 and 1985 Dr. Brown worked at Stanford University in collaboration with SRI International, where he was involved in drug-screening activities sponsored by the US National Cancer Institute. Dr. Brown has founded or co-founded multiple companies including Matrix Pharmaceutical, Inc. (NASDAQ: MTRX, acquired by Chiron Corp. in 2002), ChemGenex Pharmaceuticals, Inc. (NASDAQ: CXSP, acquired by Cephalon/Teva in 2011) and Kintara Therapeutics, Inc. (Nasdaq: KTRA, formerly DelMar Pharmaceuticals, Inc.). Mr. Brown also serves as the chairman of the Board of Directors of Cell Source (OTC: CLCS), a position he has held for the last ten years.  During his career, Dr. Brown has been involved in the discovery and development of multiple FDA-approved cancer therapies. He currently serves as a member of the National Brain Tumor Society Research Roundtable, as a consultant to DelMar Pharmaceuticals, as Chairman of Mountain View Pharmaceutica’’s Board of Directors and is the President of Valent Technologies LLC, which supported the discovery and development of Edison Oncology’s drug candidates. Dr. Brown served as an Assistant Professor of Radiology at Harvard University Medical School and as a Research Associate in Radiology at Stanford University Medical School. He received his B.A. in Biology and Chemistry (1971), M.S. in Cell Biology (1975) and Ph.D. in Radiation and Cancer Biology (1979), all from New York University. Dr. Brown is an inventor of more than 40 issued U.S. patents and applications, many with foreign counterparts. We believe that Dr. Brown’s broad pharmaceutical and drug development experience qualifies him to serve as a member of our board of directors.

Neil Sankar, Dr. Sankar has served as a consultant and acting Chief Medical Officer since November 2018. Dr. Sankar received his training in clinical research and tumor biology from NCI Bethesda Maryland and since has held Clinical development positions within leading Biotech/Pharma including Genentech, Medimmune, Pharmacyclis, Fiveprime, Otsuka, Portola, CBT Pharmaceuticals, LSK biopharma and Rhizen Pharmaceuticals. Dr Sankar has acted as clinical lead in numerous phase I, II and III clinical trials. He is and was instrumental in filing the New Drug Applications for the antibody-drug conjugate Kadcyla and the B cell receptor signaling kinase inhibitor Ibrutinib. He has extensive experience in the application of US Food and Drug Administration regulations and the Good Clinical Practice guidelines set forth by the International Council on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use. Between 2009 and 2013, Dr. Sankar held the position of Clinical Scientist at Genentech and between 2013 and 2014 he was Clinical Medical Director at Pharmacyclics, an AbbVie, Inc. company. In 2014, Dr. Sankar founded SwanBio LLC a consulting firm providing strategic and medical support focused on the development of innovative therapies in oncology. Dr. Sankar currently serves as a consultant to Teon Therapeutics (since March 2022), Escend Pharmaceuticals (since February 2022, Jasper Therapeutics (since November 2021) and Seneca Therapeutics (since January 2021), Rakovina Therapeutics (since October 2020) and Temple Therapeutics BV (since January 2017). Dr. Sankar is an active member of the American Society of Clinical Oncology (ASCO), the American Society of Hematology (ASH), the European Hematology Association (EHA), Drug information association (DIA), European society of clinical oncology (ESMO), American association for cancer research (AACR), Enterprising Pharmaceutical Professionals from the Indian Sub-Continent (EPPIC GLOBAL), Connective Tissue Oncology Society (CTOS), and TiE Silicon Valley. Neil Sankar received his MD degree from Bangalore university and internal medicine residency from Univ of West indies, Kingston, Jamaica and trained in UK and the Caribbean. He also holds a postgraduate degree in public health from Queensland University in Australia. We believe that Dr. Sankar’s clinical research and drug development experience qualifies him to serve as a member of our board of directors.

95

John Bell. Mr. Bell has served as member of our board of directors since October 2021. Since 1995, Mr. Bell has served as president, managing director, and as a member of the board of Onbelay Capital Inc., a Canada based private equity group. Since June 2021, Mr. Bell has served as the chairman of Stack Capital Group, a Canada based investment management firm (TSX: STCK). Mr. Bell also currently serves as Chairman of the Board of Directors of Nevis Brands Inc., a beverage company (CSE: NEVI). Mr. Bell also previously served as (i) a board member and audit committee chair of Cure Pharmaceutical, a publicly traded pharmaceutical company (OTC: CURR) from November 2019 through July 2022, (ii) a board member of Canopy Growth Corporation, a public Canadian Cannabis company from October 2014 through March 2020 (Nasdaq: CGC), (iii) a board member and chair of the audit and compensation committees of Canopy Rivers (now known as RIV Capital, Inc.), a Canadian venture capital firm (OTC: CNPOF), (iv) a board member and audit committee chair of Delmar Pharmaceuticals, a Canada public pharmaceutical company from February 2013 through June 2020 (Nasdaq: DMPI). Mr. Bell also served on various boards of private equity and investment management groups in the last 20 years. Mr. Bell received a B.B.A. from Western University Ivey School of Business, is a Fellow of the Institute of Chartered Professional Accountants of Ontario, and a graduate of the Institute of Directors Program of Canada. We believe that Mr. Bell’s financial experience, accounting experience, investment knowledge, and experience in capital markets qualifies him to serve as a member of our board of directors.

Anthony Scott  Praill. Mr. Praill has served as our chief financial officer since February 2025. Mr. Praill has over 15 years in the biotech and pharmaceutical industry, serving in various financial roles from Director of Finance to Chief Financial Officer. From January 2013 through May 2023, Mr. Praill served as chief financial officer of Kintara Therapeutics, Inc. (which changed its name to TuHura Biosciences, Inc. following a merger in 2024 (Nasdaq: HURA, formerly DelMar Pharmaceuticals, Inc.). Beginning in June 2023 through December 2024, Mr. Praill served as a consultant to Kintara. Mr. Praill completed his articling at Price Waterhouse (now PricewaterhouseCoopers LLP) and obtained his Chartered Professional Accountant designation in 1996. Mr. Praill obtained his Certified Public Accountant (Illinois) designation in 2001. Mr. Praill received a Financial Management Diploma (Honors), from British Columbia Institute of Technology in 1993, and a Bachelor of Science from Simon Fraser University in 1989.

Scientific Advisory Board

We have recruited and will continue to recruit leading researchers and physicians in our fields of interest to serve as members of our Scientific Advisory Board for each of our products under development. The scientific advisory board advises our management on strategic issues related to our scientific development program. In return for their services, these advisors may receive compensation in the form of cash and/or option grants for the purchase of common stock.

The Company’s Scientific Advisory Board currently consists of Priscilla Brastianos, MD PhD, Howard Burris III, MD, and Wang Shen, PhD.

Family Relationships

There are no family relationships between any director, executive officer, or person nominated or chosen by the registrant to become a director or executive officer.

Involvement in Certain Legal Proceedings

None of our management or directors are currently subject to any legal proceedings.

96

CORPORATE GOVERNANCE

Independent Directors

For purposes of determining independence, the Company has adopted the definition of independence as contained in the NYSE American Market Section 803(A). Pursuant to the definition, the Company has determined that as of the date hereof, that Mr. Bell qualifies as independent. Under the NYSE American Market rules, we are required to have a majority of our directors be independent, or in the event that we qualify as a Smaller Reporting Company, at least 50% of our directors must be independent. Notwithstanding the foregoing, pursuant to NYSE American Market Rule 809, we will have a one (1) year grace period to comply with the foregoing independent director requirements.

Committees

Upon consummation of the offering contemplated by this Prospectus, the Board of Directors plans to establish three standing committees: (1) an Audit Committee, (2) a Governance and Nominating Committee, and (3) a Compensation Committee. Each of the committees will operate under a written charter to be adopted by the Board of Directors. A copy of each respective committee’s charter will be added as exhibits to this Registration Statement prior to the effectiveness of this Registration Statement.

(1)	Denotes Chairperson of the applicable committee.

Only John Bell is considered independent under the NYSE American Market rules pursuant to the Board’s determination. The NYSE American Market requires:

(1)	A Smaller Reporting Company to maintain an audit committee of at least two members, composed solely of independent directors who also meet the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Both members:

a.	Should satisfy the independence standards specified in Section 803(A) of the NYSE American LLC Company Guide;

b.	Must not have participated in the preparation of the financial statements of the issuer or any current subsidiary of the issuer at any time during the past three years;

c.	Should be able to read and understand fundamental financial statements, including a company’s balance sheet, income statement, and cash flow statement. Additionally, each issuer must certify that it has, and will continue to have, at least one member of the audit committee who is financially sophisticated, in that or she has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities. A director who qualifies as an audit committee financial expert under Item 407(d)(5)(ii) and (iii) of Regulation S-K or Item 3 of Form N-CSR (in the case of a registered management investment company) is presumed to qualify as financially sophisticated;

d.	A Smaller Reporting Company is only required to maintain an audit committee of at least two members, composed solely of independent directors who also meet the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

(2)	A Compensation Committee (composed of independent directors or simply a majority of the independent directors of its Board can serve in such capacity) that:

a.	In addition to satisfying the independence requirements of Section 803(A) of the NYSE American Market rules, the Board affirmatively determines that all of the members of the Compensation Committee are independent.

(3)	A Nominating Committee responsible for Board nominations that is either a committee composed solely of independent directors, or the function can be performed by a majority of the independent directors. The NYSE American Market rules further require:

a.	That each listed company adopt a formal written charter or board resolutions, as applicable, addressing the nominations process and such related matters as may be required under federal securities laws.

The Board has determined that subject to NYSE American Market rule 809, for each applicable committee that the company establishes, it will have (i) a majority of independent members within 90 days of listing and (ii) all members of the committees will be independent within one (1) year of listing. Additionally, the Company will meet the required majority independent Board requirement (or 50% independent in the case of a Smaller Reporting Company) within one year of listing.

97

Audit Committee

We intend, prior to the effectiveness of this Registration Statement, to have a designated an audit committee in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended.

Pursuant to NYSE American Market rules, the Audit Committee is required to have three (3) members (two (2) for a smaller reporting company), all of whom are independent and financially sophisticated. Pursuant to NYSE American Market rule 809 there is a phase-in period whereby the Audit Committee will have (i) a majority of independent members within 90 days of listing and (ii) all independent members within one (1) year of listing.

Compensation Committee

Pursuant to NYSE American Market rule 809, the Compensation Committee will have (i) a majority of independent members within 90 days of listing and (ii) all independent members within one (1) year of listing.

Corporate Governance and Nominating Committee

Pursuant to NYSE American Market rule 809, the Compensation Committee will have (i) a majority of independent members within 90 days of listing and (ii) all independent members within one (1) year of listing.

Section 16(a) Beneficial Ownership Reporting Compliance

N/A

Stockholder Recommendation of Board Nominees

We currently do not have a formal policy on the submission of recommendations for candidates to the Board from stockholders. While the Board has not adopted a formal diversity policy or specific standards with regard to the selection of director nominees, due to the nature of our business, the Board believes it is important to consider diversity of race, ethnicity, gender, age, education, cultural background, and professional experiences in evaluating board candidates. Additionally, although the Board has not formally established any specific, minimum qualifications that must be met by each candidate for the Board or specific qualities or skills that are necessary for one or more of the members of the Board to possess, when considering a potential non-incumbent candidate, the Board will factor into its determination the following qualities of a candidate: educational background, diversity of professional experience, including whether the person is a current or former chief executive officer or chief financial officer of a public company or the head of a division of a large international organization, knowledge of our business, integrity, professional reputation, independence, and ability to represent the best interests of our stockholders.

Code of Ethics

We are committed to maintaining the highest standards of honest and ethical conduct in running our business efficiently, serving our stockholders interests and maintaining our integrity in the marketplace. To further this commitment, we have adopted our Code of Ethics and Business Conduct, which applies to all our directors, officers and employees. A copy of our Code of Ethics and Business Conduct is attached to this Registration Statement as Exhibit 14.01. If you would like to receive a copy of our Code of Ethics and Business Conduct, we will provide you a copy free of charge. Please see the section of the Registration Statement entitled “Where to Find More Information” for directions on how to request such information.

Limitation on Liability and Indemnification of Directors and Officers

Our directors and officers are indemnified as provided by our amended and restated articles of incorporation and our Bylaws. Please see the section entitled “Indemnification of Directors and Officers” beginning on page 107 hereof.

98

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides disclosure concerning all compensation paid for services to us in all capacities for our fiscal years ended December 31, 2024 and 2023 provided by (i) each person serving as our principal executive officer, or PEO, or acting in a similar capacity during our fiscal year ended December 31, 2024 (ii) our most highly compensated executive officers other than our PEO who were serving as executive officers on December 31, 2024 and whose total compensation exceeded $100,000 (collectively with the PEO referred to as the “named executive officers” in this Executive Compensation section); and (iii) our Principal Financial Officer.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)		Option Awards ($)	Non-equity incentive plan compensation ($)	Non-qualified deferred compensation earnings ($)	All other compensation ($)	Total ($)

Jeffrey Bacha	2024	120,000	-	-		-	-	-	-	120,000
CEO (1)	2023	120,000	-	-		-	-	-	-	120,000

Dennis Brown	2024	10,000	-	-		-	-	-	-	10,000
CSO (2)	2023	10,000	-	-		-	-	-	-	10,000

Neil Sankar (3)	2024	18,625	-	-		-	-	-	-	18,625
Executive Medical Director	2023	16,170	-	-		-	-	-	-	16,170

Anthony Scott Praill	2024	-	-		-	-	-	-	-	-
CFO (4)	2023	-	-		-	-	-	-	-	-

(1)	Mr. Bacha is paid pursuant to a consulting agreement with the Company and not as a W-2 employee. Amounts paid do not include any compensation paid pursuant to a Consulting Research and Services agreement with ORP Oncology Research Partners (Canada) Ltd., a company substantially controlled by Mr. Bacha, which provides us with contract research and development consulting services. We are required to pay ORP Oncology Research $3,000 and $30,000 for the years ended December 31, 2024 and 2023, respectively, of which we have currently only paid $5,000 for 2023 and none for 2024.
(2)	Mr. Brown is paid pursuant to a consulting agreement with CoValence, Inc. a company wholly owned by Dr. Brown. Amounts contained herein do not include amounts paid to Valent Technologies, LLC pursuant to (i) the first negotiation / refusal agreement the Company entered into with Valent Technologies, LLC and (ii) the evaluation agreement entered into with Valent Technologies, LLC. Valent Technologies is controlled by Mr. Brown.
(3)	Dr. Sankar is paid pursuant to a consulting agreement with SwanBIO LLC, a company wholly owned by Dr. Sankar.
(4)	Mr. Praill is paid pursuant to a consulting agreement with the Company and not as a W-2 employee. Mr. Praill began serving as CFO effective February 1, 2025.

99

Consulting Agreement with Jeffrey Bacha

On September 1, 2018, the Company entered into a consulting agreement with Jeffrey Bacha (the “Bacha Agreement”) to provide consulting services for the Company for a term ending on December 31, 2019, which has been mutually extended by the parties on a month-to-month basis. Pursuant to the Bacha Agreement, Mr. Bacha began receiving monthly compensation of $10,000 per month.

The Company may terminate the Bacha Agreement at any time without notice at any time. Additionally, Mr. Bacha may terminate the Bacha Agreement on thirty (30) days’ notice to the Company.

The Bacha Agreement further stipulates that during the term and fox six (6) months thereafter, Mr. Bacha will not directly or indirectly, solicit, divert or appropriate to any competitive business, any information learned by Mr. Bacha through his consulting relationship with the Company.

There are no family relationships between Mr. Bacha and any of the directors or officers of the Company.

There is no severance or required payments upon the cessation of Mr. Bacha’s consulting relationship with the Company for any reason.

Consulting Agreement with CoValence, inc. (Dennis Brown)

On January 1, 2020, the Company entered into a consulting agreement with CoValence, Inc. (the “Brown Agreement”) for Dr. Brown to provide consulting services for the Company for a term that continues until terminated by one of the parties. Pursuant to the Brown Agreement, CoValence, an entity owned by Dr. Brown, receives compensation of $2,500 per calendar quarter.

The Company may terminate the Brown Agreement at any time without notice at any time. Additionally, CoValence / Dr. Brown may terminate the Brown Agreement on thirty (30) days’ notice to the Company.

The Brown Agreement further stipulates that during the term and fox six (6) months thereafter, CoValence / Dr. Brown will not directly or indirectly, solicit, divert or appropriate to any competitive business, any information learned by CoValence / Dr. Brown through the consulting relationship with the Company

There are no family relationships between Dr. Brown and any of the directors or officers of the Company.

There is no severance or required payments upon the cessation of CoValence / Dr. Brown’s consulting relationship with the Company for any reason.

Consulting Agreement with SwanBIO LLC (Neil Sankar)

On November 1, 2018, the Company entered into a consulting agreement with SwanBIO LLC (the “Sankar Agreement”) for Dr. Sankar to provide consulting services for the Company for a term ending on December 31, 2019, which has been mutually extended by the parties. Pursuant to the Sankar Agreement, SwanBIO, an entity owned by Dr. Sankar, receives compensation of $220.00 per hour of service on a monthly basis, provided that any more than 32 hours of monthly services will require preapproval from the Company.

The Company may terminate the Sankar Agreement at any time without notice at any time. Additionally, SwanBIO / Dr. Sankar may terminate the Sankar Agreement on thirty (30) days’ notice to the Company.

The Sankar Agreement further stipulates that during the term and fox six (6) months thereafter, SwanBIO / Dr. Sankar will not directly or indirectly, solicit, divert or appropriate to any competitive business, any information learned by SwanBIO / Dr. Sankar through the consulting relationship with the Company.

There are no family relationships between Dr. Sankar and any of the directors or officers of the Company.

There is no severance or required payments upon the cessation of SwanBIO / Dr. Sankar’s consulting relationship with the Company for any reason.

100

Consulting Agreement with Anthony Scott Praill

On February 1, 2025, the Company entered into a consulting agreement with Anthony Scott Praill (the “Praill Agreement”) for Mr. Praill to provide consulting services as Chief Financial Officer for the Company until the Praill Agreement is terminated by the Company or Consultant. Pursuant to the Praill Agreement, Mr. Praill receives compensation of $7,500 per month. All amounts due under the Praill Agreement shall accrue until such time as the Company secures a minimum of $1 million in new financing following the effective date of the Praill Agreement.

The Company may terminate the Praill Agreement at any time without notice at any time. Additionally, Mr. Praill may terminate the Praill Agreement on thirty (30) days’ notice to the Company.

The Praill Agreement further stipulates that during the term and fox six (6) months thereafter, Mr. Praill will not directly or indirectly, solicit, divert or appropriate to any competitive business, any information learned by Mr. Praill through the consulting relationship with the Company.

There are no family relationships between Mr. Praill and any of the directors or officers of the Company.

There is no severance or required payments upon the cessation of Mr. Praill’s consulting relationship with the Company for any reason.

Outstanding Equity Awards Value at Fiscal Year-End

The following table sets forth information concerning stock options held on December 31, 2024, the last day of our 2024 fiscal year, for each named executive officer.

	Number of Securities Underlying		Option	Option
	Unexercised Options (#)		Exercise	Expiration
Name and Principal Position	Exercisable	Unexercisable	Price ($)	Date

Jeffrey Bacha,	236,250	-	1.52	6/30/31
Chief Executive Officer

Dennis Brown.	60,000	-	1.52	6/30/31
Chairman and Chief Scientific Officer

Neil Sankar	70,350	-	1.52	6/30/31
Executive Medical Director

Anthony Scott Praill	-	-	-	-
Chief Financial Officer

Our Equity Compensation Plans

The principal features of our equity plans are summarized below.

Amended and Restated 2021 Omnibus Equity Incentive Plan

The amended and restated 2021 Omnibus Equity Incentive Plan was initially adopted on June 25, 2021 by the Board. On June 29, 2023, the Board amended and restated the 2021 Omnibus Equity Incentive Plan (“2021 Plan”). The shareholders have not approved the 2021 Plan, as amended by the board on June 29, 2023. Pursuant to the amended and restated 2021 Plan, we initially reserved 1,192,305 shares, or 15% of our then outstanding shares of common stock on the date the Board approved the amended and restated 2021 Plan. Additionally, on January 1 of each calendar year, the number of shares of common stock authorized under the 2021 Plan increases by an amount equal to (i) 5% of the total number of shares of common stock outstanding on December 31 of the preceding year, or (ii) a lesser number of shares of common stock determined by the Board prior to the date of the increase. As of December 31, 2024, we have issued awards or grants under the plan in the aggregate of 641,950 awards underlying shares.

101

Our 2021 Plan provides for the grant of incentive stock options (“ISOs”), within the meaning of Section 422 of the Code to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options (“NSOs”), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of awards to employees, directors and consultants, including employees and consultants of our affiliates. Our compensation committee has the authority, concurrent with our Board, to administer our 2021 Plan. The Board may also delegate to one or more of our officers certain authority under the terms of the 2021 Plan.

Stock options under the 2021 Plan are generally granted with an exercise price equal to the fair market value of our common stock on the date of grant. Options granted under the 2021 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator. Options may have a term up to a maximum of 10 years. Unless the terms of an optionee’s stock option agreement provides otherwise, if an optionee’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the optionee may generally exercise any vested options for a period of three months following the cessation of service. If an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death, or an optionee dies within a certain period following cessation of service, the optionee or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately upon the termination of the individual. In no event may an option be exercised beyond the expiration of its term.

Our 2021 Plan provides that in the event of certain specified significant corporate transactions (or a change in control, as defined below), unless otherwise provided in an award agreement or other written agreement between us and the award holder, the administrator may take one or more of the following actions with respect to such stock awards:

●	arrange for the assumption, continuation, or substitution of a stock award by a successor corporation;

●	arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation;

●	accelerate the vesting, in whole or in part, of the stock award and provide for its termination if not exercised (if applicable) at or before the effective time of the transaction;

●	arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us;

●	cancel or arrange for the cancellation of the stock award, without the approval of stockholders but with the consent of any materially adversely affected participant, in exchange for other awards, cash, or other consideration, if any, as determined by the board; or

●	make a payment, in the form determined by our Board, equal to the excess, if any, of (i) the per share amount payable to holders of common stock in connection with the corporate transaction, over (ii) any per share exercise price payable by such holder, if applicable.

Under the 2021 Plan, a corporate transaction is generally the consummation of: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of more than 50% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction, or (4) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full (or, in the case of performance awards with multiple vesting levels depending on the level of performance, vesting will accelerate at 100% of the target level) to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction), and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction. In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, our Board may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the per share amount payable to holders of Common Stock in connection with the corporate transaction, over (ii) any per share exercise price payable by such holder, if applicable.

102

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth securities authorized for issuance under any equity compensation plans approved by our shareholders as well as any equity compensation plans not approved by our stockholders as of December 31, 2024.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(a)	Weighted average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)

Plans approved by our stockholders:

Plans not approved by stockholders
2021 Omnibus Equity Incentive Plan (1)	641,950	1.52	948,790	(2)

(1)	The amended and restated 2021 Omnibus Equity Incentive Plan was initially adopted on June 25, 2021 by the Board. On June 29, 2023, the Board amended and restated the 2021 Omnibus Equity Incentive Plan (“2021 Plan”). The shareholders have not approved the 2021 Plan, as amended by the Board on June 29, 2023. Pursuant to the amended and restated 2021 Plan, we initially reserved 1,192,305 shares, or 15% of our then outstanding shares of common stock on the date the Board approved the amended and restated 2021 Plan. Additionally, on January 1 of each calendar year, the number of shares of common stock authorized under the 2021 Plan increases by an amount equal to (i) 5% of the total number of shares of common stock outstanding on December 31 of the preceding year, or (ii) a lesser number of shares of common stock determined by the Board prior to the date of the increase. As of December 31, 2024, we have issued awards or grants under the plan in the aggregate of 641,950 awards underlying shares. The 2021 Plan had not been approved by the shareholders of the Company as of December 31, 2024.
(2)	On January 1, 2025, the number of shares authorized under the 2021 Plan increased to 1,989,175, of which 1,347,225 shares remain available for issuance under the 2021 Plan.

Director Compensation

Current Board Compensation Policy

The Board does not have a formal compensation policy regarding its non-employee directors. The Board has previously awarded its non-employee directors with ad hoc cash and / or equity based awards upon joining the Board and for continued service. The Board anticipates continuing this policy until such time that it implements a formal compensation policy for its non-employee Board members.

The following table provides information concerning the compensation paid to our non-executive directors for their services as members of our board of directors for the year ended December 31, 2024.

103

Name	Fees earned or paid in cash ($)		Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
John Bell (1)	35,000	(2)	—	—	—	—	—	35,000

(1)	Mr. Bell joined the Board on October 1, 2021. On such date, Mr. Bell entered into an agreement to receive $35,000 per annum for Board services.
(2)	The Company currently has not paid Mr. Bell’s $35,000 for both the years ended December 31, 2023 and 2024 and such amounts remain outstanding

PRINCIPAL STOCKHOLDERS

Security ownership of certain beneficial owners.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if they have or share the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or have the right to acquire such powers within 60 days. Accordingly, the following tables do not include options or warrants to purchase our common stock that are not exercisable within the next 60 days.

COMMON STOCK

Name and Address of Beneficial Owner (1)	Shares	Shares Underlying Convertible Securities	Total	Percent of Class (2)
Directors and named executive officers
Jeffrey Bacha (3)	755,598	293,240	1,048,838	12.73%
Dennis Brown (4)	2,004,723	117,186	2,121,909	26.31%
Neil Sankar (5)	-	70,350	70,350	*
John Bell (6)	92,443	40,915	133,358	1.82%
Anthony Scott Praill (7)	-	-	-	*
All directors and named executive officers as a group (5 individuals)	2,852,764	534,191	3,386,955	39.93%

Five percent (5%) owners
CoValence Inc. (8)	-	-	-	*
The Joan Jacobus and Harry Pederson Living Trust (9)	652,898	-	652,898	8.21%
Wang Shen (10)	524,930	-	524,930	6.60%
Jiangsu Kanion Pharmaceutical Co., Ltd. (11)	519,707	-	519,707	6.54%

*	Represents less than one percent.

(1)	Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table. Unless otherwise indicated, the address of the beneficial owner is c/o Edison Oncology Holding Corp., 3475 Edison Way, Suite R, Menlo Park, CA 94025.

(2)	Pursuant to Rules 13d-3 and 13d-5 of the Exchange Act, beneficial ownership includes any shares as to which a shareholder has sole or shared voting power or investment power, and also any shares which the shareholder has the right to acquire within 60 days, including upon exercise of common share purchase options or warrants. There are 7,948,700 shares of Common Stock issued and outstanding as of January 1, 2025. For all calculations in this table with respect to convertible notes, it is assumed the applicable note converts on January 1, 2025 and without any discount applicable to certain transactions of the Company as more fully described in the Section of this Registration Statement entitled “Description of Securities”.

104

(3)	Includes 755,598 Shares held by Mr. Bacha. Convertible Securities are comprised of (i) 27,883 shares of Common Stock underlying Series B Convertible Notes, (ii) 7,620 shares of Common Stock underlying a Series C Convertible Note, (iii) 236,250 shares of Common Stock underlying Common Stock purchase options, (iv) 19,513 shares of Common Stock underlying warrants issued with a Series A Convertible Note, and (v) 1,974 shares of Common Stock underlying warrants issued with a Series B Convertible Note.

(4)	Includes (i) 1,289,690 Shares held by CoValence, Inc., (ii) 639,504 Shares held by Dr. Brown, and (iii) 75,520 shares held by Valent Technologies LLC. Convertible Securities are comprised of (i) 37,177 shares of Common Stock underlying a Series B Convertible Note, (ii) 7,620 shares of Common Stock underlying a Series C Convertible Note, (iii) 60,000 shares of Common Stock underlying Common Stock purchase options, (iv) 9,757 shares of Common Stock underlying warrants issued with a Series A Convertible Note, and (v) 2,632 shares of Common Stock underlying warrants issued with a Series B Convertible Note. The address of CoValence Inc and Valent Technologies LLC is 3475 Edison Way, Suite R, Menlo Park, CA 94025. Dennis Brown has is an affiliated person with both CoValence Inc. and Valent Technologies LLC. Such securities are included in his personal ownership and excluded from CoValence, Inc., which would otherwise be a greater than 5% owner below.

(5)	Convertible securities are comprised of 70,350 shares of Common Stock underlying Common Stock purchase options.

(6)	Includes 92,443 Shares held by Onbelay Capital Inc. Convertible securities are comprised of (i) 50,000 shares of Common Stock underlying Common Stock purchase options, and (ii) 3,415 shares of Common Stock underlying warrants issued with a Series A Convertible Note. Address of beneficial owner is 150 Water Street S. Cambridge, Ontario N1R 3E2 Canada. John Bell is an affiliated person of Onbelay Capital Inc.

(7)	Mr. Praill became the Company’s Chief Financial Officer effective February 1, 2025.

(8)	Shares owned by CoValence, Inc. are described in Footnote 3 and relate to the securities owned by director Dennis Brown, who if an affiliated person and has voting and dispositive control with respect to securities owned by CoValence, Inc.

(9)	Address of beneficial owner is 3833 La Donna Ave., Palo Alto, CA 94036.

(10)	Address of beneficial owner is Jianging Industrial Park 58, Kangyyuan Road, Lianyugang Economic development Zone, Jiangsu Province, PRC.

(11)	Shares include (i) 185,423 shares held by Wang Shen as trustee for Kanion USA and (ii) 339,507 shares held by Wang Shen. Address of beneficial owner is 715 Tulane Court, San Mateo, CA 94402.

Change of Control

None.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information regarding disclosure of an employment relationship or transaction involving an executive officer and any related compensation solely resulting from that employment relationship or transaction is incorporated by reference from the section of this Prospectus entitled “Executive Compensation.”

Information regarding disclosure of compensation to a director is incorporated by reference from the section of this Prospectus entitled “Director Compensation.”

Summarized below are certain transactions and business relationships between the Company and persons who are or were an executive officer, director or holder of more than five percent of any class of our securities (at the time of the transaction) since January 1, 2022:

105

Related Party Transactions

Summarized below are certain transactions and business relationships between Edison and persons who are or were an executive officer, director or holder of more than five percent of any class of our securities since January 1, 2022.

Information regarding disclosure of an employment relationship or transaction involving an executive officer and any related compensation solely resulting from that employment relationship or transaction is included in the Section of this Registration Statement entitled “Executive Compensation.”

Information regarding disclosure of compensation to a director for the year ended December 31, 2024 is included in the Section of this Registration Statement entitled “Director Compensation.”

●	For the years ended December 31, 2022, 2023, 2024, we agreed to pay John Bell, our sole independent director, a fee of $35,000 per annum. As of the date of this Registration Statement, we have accrued $70,000 for the most recent two fiscal years, which are due and owed to Mr. Bell, but remain unpaid.

●	In October 2018 and March 30, 2020, we issued $917,500 in principal of Series A Notes. The Series A Notes had an annual interest rate of 10.00% per annum and were convertible into shares of Common Stock at a price per share of $0.50. The Series A notes were subject to a mandatory conversion upon the us receiving gross proceeds of at least $2,000,000 from a private placement of our securities. The Series A Notes had an initial maturity date of October 5, 2020. In October 2020, the Company extended the maturity date of the Series A notes until December 31, 2020, in exchange for two percent (2%) added on the principal of each Series A Note. In exchange for the further extension of the Series A Notes until December 31, 2022, the Company issued an aggregate of 89,527 warrants to purchase Common Stock ratably amongst the Series A Note holders. On February 28, 2022, in accordance with the terms of the Series A notes the outstanding principal and accrued interest of the Series A Notes were converted into 2,438,867 shares of common stock and the Series A Notes were extinguished and of no further force or consequence. Of these amounts, (i) a Series A Note held by Jeffrey Bacha, our CEO, in principal of $204,000 plus accrued interest, was converted into 505,598 shares of Common Stock, (ii) a Series A Note held by Dennis Brown, our Chief Scientific Officer, in principal of $102,000 plus accrued interest, was converted into 260,238 shares of Common Stock, and (iii) a Series A Note held by Onbelay Capital, Inc., an entity controlled by John Bell, a member of our Board, in principal of $35,700 plus accrued interest, was converted into 92,443 shares of Common Stock.

●	On December 28, 2018 we entered a Right of First Negotiation/Refusal Agreement with Valent Technologies LLC (“Valent”), a company substantially controlled by our Chairman and Chief Scientific Officer, Dr. Brown. On April 4, 2020, we extended and amended the agreement. In accordance with the terms of the amended agreement, we are funding certain research and clinical trials activities and costs associate with Orotecan patent filings, up to $1,000,000, in return for an exclusive rights to negotiate a license to Orotecan-related intellectual property and know-how owned by Valent. Pursuant to these agreements, the Company incurred expenses of approximately $193,000 in the year ended December 31, 2022, $122,000 in the year ended December 31, 2023, and $[*] in the year ended December 31, 2024.

●	On December 17, 2019, we entered into a Consulting and Research Services Agreement with ORP Oncology Research Partners (Canada) Ltd., a company substantially controlled by our Chief Executive Officer, Mr. Bacha. The agreement was extended on December 10, 2020 and again on December 15, 2022 and currently expires on December 31, 2023. In accordance with the agreement, ORP Canada conducts certain contract research and development activities on our behalf in Canada and, in return, seeks grant funding and refundable tax credits that the Company believes are of benefit to its research. Pursuant to this agreement, the Company incurred expenses of approximately $63,000 in the year ended December 31, 2022, $30,000 in the year ended December 31, 2023, and $[*] in the year ended December 31, 2024.

●	On January 31, 2025, we entered into an evaluation agreement with Valent Technologies, LLC, a company substantially controlled by our Chairman and Chief Scientific Officer, Dr. Brown. Pursuant to the agreement, we and Valent will jointly develop an evaluation program to review certain intellectual property of Valent related to EO4426, in order to determine commercial feasibility. Pursuant to the agreement, we would be responsible for funding the activities related to such evaluation in an amount not to exceed $2,500,000. Within sixty (60) days after the completion of the evaluation program, we will have the exclusive right to acquire all of the applicable technology for an aggregate of (i) $3,000,000 USD, payable in our securities and (ii) a royalty payment on all net sales of products derived from such technologies. As of the date of this Registration Statement, no amounts have been paid under this agreement.

106

INDEMNIFICATION OF DIRECTORS AND OFFICERS

We are a Nevada corporation and generally governed by the Nevada Revised Statutes, or NRS.

Section 78.138 of the NRS provides that, unless the corporation’s articles of incorporation provide otherwise, a director or officer will not be individually liable unless it is proven that (i) the director’s or officer’s acts or omissions constituted a breach of his or her fiduciary duties, and (ii) such breach involved intentional misconduct, fraud, or a knowing violation of the law. Our articles of incorporation provide the personal liability of our directors is eliminated to the fullest extent permitted under the NRS.

Section 78.7502 of the NRS permits a Nevada corporation to indemnify its directors and officers against expenses, judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending, or completed action, suit, or proceeding, if the officer or director (i) is not liable pursuant to NRS 78.138, or (ii) acted in good faith and in a manner the officer or director reasonably believed to be in or not opposed to the best interests of the corporation and, if a criminal action or proceeding, had no reasonable cause to believe the conduct of the officer or director was unlawful.

Section 78.7502 of the NRS precludes indemnification by the corporation if the officer or director has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court determines that in view of all the circumstances, the person is fairly and reasonably entitled to indemnity for such expenses.

Discretionary indemnification pursuant to Section 78.7502 may be made as authorized upon determination that the indemnification is proper under the circumstances. Such determination may be made by (i) the stockholders; (ii) the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit, or proceeding; or (iii) independent legal counsel if ordered by a majority of the quorum consisting of directors who were not parties to the action, suit, or proceeding or if a quorum of directors who were not parties to the action, suit, or proceeding cannot be obtained.

Section 78.751 of the NRS requires a Nevada corporation to indemnify its officers and directors to the extent such person is successful on the merits or otherwise in defense of any actual or threatened civil, criminal, administrative, or investigative action, suit, or proceeding or any claim, issue, or matter therein, including an action by or in the right of the corporation, if such person is or was serving as an officer or director of the corporation or, at the request of the corporation, as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise. Such indemnification shall be for expenses actually and reasonably incurred by the person, including attorney’s fees, in connection with defending any such action, suit, or proceeding.

Unless otherwise restricted by the articles of incorporation, bylaws, or an agreement made by the corporation, Section 78.751 of the NRS provides that a corporation may pay expenses as incurred and in advance of the final disposition of the action, suit, or proceeding, upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the company. Section 78.751 of the NRS further permits the corporation to grant its directors and officers additional rights of indemnification under its articles of incorporation, bylaws, or other agreement, including the requirement of mandatory advance payment of expenses.

Section 78.752 of the NRS provides that a Nevada company may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee, or agent of the company, or is or was serving at the request of the company as a director, officer, employee, or agent of another company, partnership, joint venture, trust, or other enterprise, for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee, or agent, or arising out of his status as such, whether or not the company has the authority to indemnify him against such liability and expenses.

Our bylaws implement the indemnification provisions permitted by Chapter 78 of the NRS by providing that we shall indemnify our directors and officers to the fullest extent permitted by the NRS against expense, liability, and loss reasonably incurred or suffered by them in connection with their service as an officer or director. Our bylaws require the payment of costs and expenses incurred with respect to any proceeding to which a person is made a party as a result of being a director or officer in advance of final disposition of such proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it is ultimately determined that such person is not entitled to indemnification. We may purchase and maintain liability insurance, or make other arrangements for such obligations or otherwise, to the extent permitted by the NRS.

107

At the present time, there is no pending litigation or proceeding involving a director, officer, employee, or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

UNDERWRITING

[*]. (“[*]”) is acting as the sole underwriter of the offering. We have entered into an underwriting agreement dated , 2023, with [*]. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriter named below and the underwriter named below have agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the following number of shares of our common stock:

Underwriter	Number of Shares
[*]

The underwriter is committed to purchase all the shares of common stock offered by us other than those covered by the option to purchase additional shares described below, if they purchase any shares. The obligations of the underwriter may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriter’s obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriter of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriter against specified liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments the underwriter may be required to make in respect thereof.

The underwriter is offering the common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriter proposes to offer the Common Stock offered by us to the public at the public offering price set forth on the cover of this prospectus. In addition, the underwriter may offer some of the common stock to other securities dealers at such price less a concession of $ per share. After the initial offering, the public offering price and concession to dealers may be changed.

Discounts and Commissions. The following table shows the public offering price, underwriting discount, non-accountable underwriter’s expense allowance and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriter of its over-allotment option.

Total
		Per Share		Without Over- Allotment		With Over- Allotment
Public offering price	$		$		$
Underwriting discount ([*]%)	$		$		$
Non-accountable expense allowance ([*]%)	$
Proceeds, before expenses, to us	$		$		$

We have agreed to pay a non-accountable expense allowance to the underwriter equal to [*]% of the gross proceeds we received in this offering. In addition, we have also agreed to pay all expenses relating to the offering, including (a) all filing fees and expenses relating to the registration of the shares to be sold in the offering (including shares sold upon exercise of the underwriter’ over-allotment option) with the Commission; (b) all FINRA Public Offering filing fees; (c) all fees and expenses relating to the listing of the Company’s equity or equity-linked securities on an Exchange; (d) all fees, expenses and disbursements relating to the registration or qualification of the Securities under the “blue sky” securities laws of such states and other jurisdictions as the underwriter may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of the Company’s “blue sky” counsel, which will be underwriter’s counsel) unless such filings are not required in connection with the Company’s proposed Exchange listing; (e) all fees, expenses and disbursements relating to the registration, qualification or exemption of the shares under the securities laws of such foreign jurisdictions as underwriter may reasonably designate; (f) the costs of all mailing and printing of the offering documents; (g) transfer and/or stamp taxes, if any, payable upon the transfer of shares from the Company to underwriter; and (h) the fees and expenses of the Company’s accountants; and (i) fees and expenses including “road show”, diligence, and reasonable legal fees and disbursements for [*]’s counsel.

108

We estimate that the total expenses of the offering, excluding underwriting discount and non-accountable expense allowance, will be approximately $[*]. Upon closing, we have also agreed to reimburse $[*] of the underwriter’s expenses relating to the offering, including for road show, diligence, and legal expenses.

Over-Allotment Option

We have granted the underwriter an over-allotment option. This option, which is exercisable for up to [*] days after the date of this prospectus, permits the underwriter to purchase additional shares of common stock, representing [*]% of the common stock sold in the offering. If the underwriter exercises all or part of this option, they will purchase shares of common stock covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount.

Stabilization

In accordance with Regulation M under the Exchange Act, the underwriter may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including short sales and purchases to cover positions created by short positions, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making.

●	Short positions involve sales by the underwriter of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriter may close out any short position by either exercising its option to purchase additional shares or purchasing shares in the open market.
●	Stabilizing transactions permit bids to purchase the underlying security as long as the stabilizing bids do not exceed a specific maximum price.

●	Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriter’s option to purchase additional shares. If the underwriter sells more shares than could be covered by the underwriter’s option to purchase additional shares, thereby creating a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●	Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

●	In passive market making, market makers in our common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchase shares of our common stock until the time, if any, at which a stabilizing bid is made.

109

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the [*] or otherwise and, if commenced, may be discontinued at any time.

Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriter make any representation that the underwriter will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Offering Price Determination

The public offering price was negotiated between the underwriter and us. In determining the public offering price of our common stock, the underwriter considered:

●	the history and prospects for the industry in which we compete;

●	our financial information;

●	the ability of our management and our business potential and earning prospects;

●	the prevailing securities markets at the time of this offering; and

●	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies, as well as the recent market price of our Company’s common stock.

Indemnification

We have agreed to indemnify [*], its affiliates and each person controlling [*] against any losses, claims, damages, judgments, assessments, costs, and other liabilities, as the same are incurred (including the reasonable fees and expenses of counsel), relating to or arising out of the offering, undertaken in good faith.

Discretionary Accounts

The underwriter has informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the shares of our common stock being offered in this offering.

Lock-Up Agreements

We and all of our directors and executive officers have agreed that, for a period of one hundred eighty (180) days, respectively, after the date of the offering, subject to certain limited exceptions, not to directly or indirectly, without the prior written consent of [*], (a) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; or (b) file or caused to be filed any registration statement with the Commission relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company.

The prior sentence will not apply to (i) the shares to be sold pursuant to the Underwriting Agreement, (ii) any shares of common stock issued upon the exercise of an option or other security outstanding on the date of the Offering, (iii) such issuances of options or grants of restricted stock or other equity-based awards under the Company’s amended and restated 2021 Omnibus Equity Incentive Plan and the issuance of shares issuable upon exercise of any such equity-based awards, (iv) the filing of registration statements on Form S-8, (v) the issuance of securities to affiliates and subsidiaries of the Company, and, (vi) the issuance of securities in connection with mergers, acquisitions, joint ventures, licensing arrangements or any other similar non-capital raising transactions.

[*], in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release common stock and other securities from lock-up agreements, [*] will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

110

Underwriter Warrants

We have agreed to issue to [*] or its designees warrants to purchase up to a total of [*] % of the shares of Common Stock sold in this offering (excluding the shares sold through the exercise of the over-allotment option). Such warrants and underlying shares of Common Stock are included in this prospectus. The warrants are exercisable at $[*] per share ([*] % of the public offering price per ordinary share) commencing on a date which is six (6) months from the commencement of sales of the offering under this prospectus and expiring on a date which is no more than five (5) years from the commencement of sales of the offering in compliance with FINRA Rule 5110. The warrants have been deemed compensation by FINRA and are therefore subject to a 6-month lock-up pursuant to Rule 5110 of FINRA. The underwriter (or its permitted assignees under the Rule) will not sell, transfer, assign, pledge, or hypothecate these warrants or the shares of Common Stock underlying these warrants, nor will it engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the commencement of sales of the offering. The warrants may be exercised as to all, or a lesser number of shares of Common Stock and will provide for cashless exercise for the underlying shares. Such warrants will provide for registration rights upon request, in certain cases. The sole demand registration right provided will not be greater than five years from the commencement of sales of the public offering in compliance with FINRA Rule 5110(g)(8)(C). The piggyback registration rights provided will not be greater than seven years from the commencement of sales of the public offering in compliance with FINRA Rule 5110(g)(8)(D). The warrants will have anti-dilution terms that are consistent with FINRA Rule 5110(g)(8)(E) and (F). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of shares of Common Stock at a price below the warrant exercise price.

Tail Financing

We have agreed to pay the above cash compensation to the extent that any fund which the underwriter contacted or introduced to us during the term of our engagement agreement with the underwriter provides financing or capital in any public or private offering or capital raising transaction during the [*]-month period following expiration or termination of our engagement letter with the underwriter.

Securities Issuance Standstill

We have agreed, subject to certain exceptions, for a period of [*] months after the closing date of this offering, that we will not, without the prior written consent of the underwriter, offer, sell, issue, enter into any agreement to issue or announce the issuance or proposed issuance of any common stock, shares or share equivalents.

Other Relationships

[*] may in the future provide us and our affiliates with investment banking and financial advisory services for which [*] may in the future receive customary fees. [*] may release, or authorize us to release, as the case may be, the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

Offer restrictions outside the United States

Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who come into possession of this prospectus are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Electronic Distribution

A prospectus in electronic format may be made available on the websites maintained by the underwriter or selling group members, if any, participating in the offering. The underwriter may allocate a number of shares to the underwriter and selling group members, if any, for sale to their online brokerage account holders. Any such allocations for online distributions will be made by the underwriter on the same basis as other allocations.

111

Listing

[*]

Transfer Agent and Registrar

We will retain a transfer agent and registrar for our common stock prior to the effectiveness of this Registration Statement.

LEGAL MATTERS

Certain legal matters concerning this offering will be passed upon for us by [*]. Certain legal matters related to the offering will be passed upon for the underwriter by [*].

Interests of named experts and counsel

[*] or its various principals and/or affiliates do not own any shares of our Common Stock.

EXPERTS

[*].

WHERE YOU CAN FIND MORE INFORMATION

We will file annual, quarterly and other reports, proxy statements and other information with the SEC. You may read and copy any document we file at the public reference facilities of the SEC at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov and at our website at http://www.edisononcology.com. We will furnish our stockholders with annual reports containing audited financial statements.

This prospectus is part of a registration statement on Form S-1 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules and regulations of the SEC. We have also filed exhibits and schedules with the registration statement that are excluded from this prospectus. For further information you may:

●	read a copy of the registration statement, including the exhibits and schedules, without charge at the SEC’s public reference rooms; or

●	obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

112

INDEX TO FINANCIAL STATEMENTS

EDISON ONCOLOGY HOLDING CORP.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024 and 2023

F-1

200 Spectrum Center Drive, Suite 300 Irvine, CA 92618 (714) 234-5980 www.bcrgcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Edison Oncology Holding Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Edison Oncology Holding Corp. and subsidiaries (collectively, the “Company”) as of December 31, 2023, the related consolidated statement of operations, stockholders’ equity (deficit), and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates. The Company did not have any critical audit matters.

/s/ BCRG Group

BCRG Group (PCAOB ID 7158)

We have served as the Company’s auditor since 2024.

Irvine, CA

February 13, 2025

F-2

EDISON ONCOLOGY HOLDING CORP.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2024	2023

ASSETS

Current assets
Cash	$-	$96,440
Accounts receivable	-	448,587
Loan agreement with Senz	-	19,801
Prepaid expenses and other assets	-	33,408
Total current assets	-	598,236

Intangible assets	-	1,981,032
Equity method investment	-	1,546,934
Total assets	$-	$4,126,202

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$-	$1,283,376
Accrued expenses	-	146,030
Accounts payable - related party	-	26,404
Accrued interest	-	435,185
Accrued interest - related party	-	10,243
Loans payable - related party	-	10,000
Convertible notes payable, net	-	2,713,407
Convertible notes payable - related party	-	72,000
Derivative liability	-	653,628
Deferred tax liability	-	85,175
Total current liabilities	-	5,435,448

Commitments and Contingencies (Note 9)

Stockholders’ deficit
Preferred Stock, par value $0.0001, 50,000,000 shares authorized; zero shares issued and outstanding	-	-
Common stock, par value $0.0001, 200,000,000 shares authorized; 7,948,700 shares issued and outstanding	-	797
Additional paid-in capital	-	4,359,285
Accumulated deficit	-	(5,669,328)
Total stockholders’ deficit	-	(1,309,246)
Total liabilities and stockholders’ deficit	$-	$4,126,202

The accompanying notes are an integral part of these consolidated financial statements

F-3

EDISON ONCOLOGY HOLDING CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2024	2023

R&D revenue	$-	$481,926
Total revenue	-	481,926

General and administrative expenses	-	1,459,773
Research and development	-	994,704
Loss from operations	$-	$(1,972,551)

Other (expense) income
Interest (expense) income	-	(234,931)
Amortization of debt discount	-	(336,461)
Change in fair value of derivative liability	-	46,064
Change in fair value of equity method investment	-	(1,671,913)
	-	(2,197,241)

Loss before provision for income taxes	-	(4,169,792)
Provision for income taxes	-	66,931
Net loss	$-	$(4,102,861)

Basic and diluted loss per share	$-	$(0.52)

Basic and diluted weighted average number of shares	-	7,948,700

The accompanying notes are an integral part of these consolidated financial statements

F-4

EDISON ONCOLOGY HOLDING CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

					Total
			Additional		Stockholders’
	Common Stock		Paid-in	Accumulated	Equity
	Shares	Amount	Capital	Deficit	(Deficit)

Balance at December 31, 2022	7,948,700	$795	$4,221,875	$(1,566,467)	$2,656,203

Shares of common stock issued for services	20,000	$2	22,978	-	22,980
Stock-based compensation expense	-	-	114,432	-	114,432
Net loss	-	-	-	(4,102,861)	(4,102,861)
Balance at December 31, 2023	7,968,700	$797	$4,359,285	$(5,669,328)	$(1,309,246)

The accompanying notes are an integral part of these consolidated financial statements

F-5

EDISON ONCOLOGY HOLDING CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$-	$(4,102,861)
Adjustments to reconcile net loss to net cash used in operating activities
Amortization of debt discount	-	336,461
Share-based compensation	-	114,432
Change in fair value of derivative liability	-	(46,064)
Change in fair value of equity method investment	-	1,671,913
Shares issued for services and placement agents	-	22,980

Changes in operating assets and liabilities
Prepaid expenses and other assets	-	35,738
Accounts receivable	-	95,074
Accounts payable	-	671,183
Accrued expenses		(44,592)
Accrued interest	-	228,615
Loan agreement with Senz	-	139,529
Deferred tax liability	-	(70,131)
Net cash used in operating activities	-	(947,723)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from convertible notes payable	-	200,000
Net cash provided by financing activities	-	200,000

DECREASE IN CASH	-	(747,723)
Cash - Beginning of year	-	844,163
Cash - End of year	$-	$96,440

The accompanying notes are an integral part of this consolidated financial statement.

F-6

EDISON ONCOLOGY HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

FOR THE YEARS ENDED DECEMBER 31, 2024 and 2023

NOTE 1 – NATURE OF THE ORGANIZATION AND BUSINESS

Corporate History

Edison Oncology Holding Corp. (“Edison”, the “Company”, “we”, “our” or “us”) was formed on August 16, 2018 as a Nevada corporation. The Company’s principal offices are located at 3475 Edison Way, Suite R, Menlo Park, CA. Edison is a clinical-stage, oncology-focused pharmaceutical company. Our product development portfolio consists of multiple assets which are owned by us or to which we have obtained exclusive rights.

We plan to advance our product candidates through pre-clinical and clinical development as both standalone therapies and in combination with our other therapies, as long as their continued development is supported by clinical and nonclinical data. In addition, we may seek to establish development and marketing partnerships in order to partially offset development costs with development/commercialization strategic partners who we believe are well suited for the development, marketing, sales and distribution of our products, if approved.

On October 5, 2018, we entered into an agreement with NewGen Therapeutics, Inc. (“NewGen”) to acquire its assets, consisting substantially of four pharmaceutical patents. To facilitate the transaction, a wholly-owned subsidiary of the Company, Edison Acquisition (“Merger Sub”), was formed and subsequently merged into NewGen. NewGen was the surviving company subsequent to the completion of the merger, pursuant to which NewGen became a wholly owned subsidiary of the Company.

On December 27, 2018, we entered into an agreement with Valent Technologies LLC (“Valent”) under which we were granted certain exclusive rights to patent applications owned by Valent related to VAL-413 (OrotecanTM, oral irinotecan HCl), a novel oral formulation of irinotecan and a cancer therapy approved by the U.S. Food and Drug Administration (“FDA”). On April 1, 2020 we amended the agreement with Valent. We are collaborating with Valent to conduct a clinical trial with VAL-413, and we have been granted an exclusive right to acquire or license Valent’s intellectual property for the further development and commercialization of VAL-413 (See Note 8).

On January 31, 2021, we entered into a Development and License Agreement with Apollomics, Inc., a Cayman Islands corporation (“Apollomics”), pursuant to which we granted to Apollomics an exclusive, royalty-bearing, non-transferable, sublicensable right and license to develop, manufacture, use, sell, import, export, and commercialize the Company’s EO1001, our novel pan-ErbB inhibitor globally, except for China and Taiwan (See Note 3).

Risks and Uncertainties

Management continues to evaluate the impact of the Russia-Ukraine war on the economy and the capital markets and has concluded that, while it is reasonably possible that such events could have negative effects on the Company’s financial position and results of its operations, the specific impacts are not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

The current challenging economic climate may lead to adverse changes in cash flows, working capital levels and/or debt balances, which may also have a direct impact on the Company’s operating results and financial position in the future. The ultimate duration and magnitude of the impact and the efficacy of government interventions on the economy and the financial effect on the Company is not known at this time. The extent of such impact will depend on future developments, which are highly uncertain and not in the Company’s control.

F-7

Going Concern and Management Liquidity Plans

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and assume that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

For the year ended December 31, 2023, the Company had a net loss of approximately $4,103,000. As of December 31, 2023, the Company had an accumulated deficit of approximately $5,669,000 and a working capital deficit of approximately $4,837,000. In the year ended December 31, 2023, the Company received gross proceeds of $200,000 from the sale of a convertible note to an accredited investor with a maturity date of June 30, 2024. Subsequent to the year ended December 31, 2023, the Company received gross proceeds of $1.55 million from the sale of convertible notes to accredited investors.

Accordingly, the Company has concluded that substantial doubt exists about the Company’s ability to continue as a going concern for a period of at least twelve months from the issuance date of these consolidated financial statements.

Management expects to incur substantial additional expenses over the next several years as the Company’s research, development and commercial activities increase. Our ability to continue our operations depends on our ability to complete equity or debt financings or generate cash through development and licensing agreements or generate profitable operations in the future. Such financings or development or licensing agreements may not be available or may not be available on reasonable terms. Our ability to generate profitable operations requires the advancement of our current and future product candidates through clinical trials, marketing approval and commercialization, the lengthy and expensive nature and uncertain outcomes of the clinical development process and the lengthy, time consuming and unpredictable nature of the regulatory approval process. Therefore, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

If we are unable to raise sufficient capital when needed, our business, financial condition and results of operations will be materially and adversely affected, and we will need to significantly modify our operational plans to continue as a going concern. Management plans to address this uncertainty through an offering of the Company’s securities. The Company cannot provide any assurance that its plans to raise capital will be successful. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of prospective business endeavors or opportunities which could significantly and materially restrict our operations.

These consolidated financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with GAAP. The summary of significant accounting policies presented below is designed to assist in understanding the Company’s consolidated financial statements. Such consolidated financial statements and accompanying notes are the representations of the Company’s management.

In accordance with Question 1 of the Fixing America’s Surface Transportation (FAST) Act Compliance and Disclosure Interpretations, the Company has omitted annual financial statements as of and for the period ended December 31, 2022 as it relates to a historical period that we believe will not be required to be included (in the filing) at the time of the contemplated offering. Further, the Company has also omitted interim financial statements as of and for the period ended September 30, 2024 as we believe that that information will not be required to be presented (in the filing) separately at the time of the contemplated offering.

F-8

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and our wholly-owned subsidiaries. As of the year ended December 31, 2023, the Company has two wholly-owned subsidiaries, NewGen and Edison Oncology Acquisition Co. All significant inter-company balances and transactions among the companies have been eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

The Company believes the following accounting policies affect its more significant judgments and estimates used in the preparation of the accompanying consolidated financial statements. Significant estimates include the accrual for research and development expenses, fair value of embedded conversion rights, fair value of warrants, income taxes, the estimated fair value of acquired intangibles assets and impairment review of those assets, liabilities assumed and share based compensation expense. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. Estimates are periodically reviewed in light of reasonable changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates or assumptions.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2023, the Company did not have any cash equivalents.

The Company maintains cash balances at financial institutions with accounts that are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. As of December 31, 2023, the Company’s cash balance did not exceed FDIC coverage. The Company has not experienced any losses in such accounts and periodically evaluates the credit worthiness of the financial institutions and has determined the credit exposure to be negligible.

License and collaboration arrangements and revenue recognition

The Company’s revenues are generated primarily through license and collaboration agreements with pharmaceutical and biotechnology companies. The terms of these arrangements may include (i) the grant of intellectual property rights (IP licenses) to therapeutic drug candidates against specified targets, (ii) performing research and development services to optimize drug candidates, and (iii) the grant of options to obtain additional research and development services or licenses for additional targets, or to optimize product candidates, upon the payment of option fees.

The terms of these arrangements typically include payment to the Company of one or more of the following: non-refundable, upfront license fees; payments for research and development services; fees upon the exercise of options to obtain additional services or licenses; payments based upon the achievement of defined collaboration objectives; future regulatory and sales-based milestone payments; and royalties on net sales of future products.

The Company accounts for revenue in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”). The Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In determining the appropriate amount of revenue to be recognized under ASC 606, the Company performs the following steps:

Step 1:	Identify the promised goods or services in the contract;
Step 2:	Determine whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract;
Step 3:	Measure the transaction price, including the constraint on variable consideration;
Step 4:	Allocate the transaction price to the performance obligations; and
Step 5:	Recognize revenue when (or as) the Company satisfies each performance obligation.

As part of the accounting for these arrangements, the Company must make significant judgments, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each performance obligation.

F-9

Once a contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within the contract and determines those that are performance obligations. Arrangements that include rights to additional goods or services that are exercisable at a customer’s discretion are generally considered options. The Company assesses if these options provide a material right to the customer and if so, they are considered performance obligations.

Performance obligations are promised goods or services in a contract to transfer a distinct good or service to the customer. The promised goods or services in the Company’s contracts with customers primarily consist of license rights to the Company’s intellectual property for research and development, research and development services, options to acquire additional research and development services, and options to obtain additional licenses, such as a commercialization license for a potential product candidate. Promised goods or services are considered distinct when:

(i)	the customer can benefit from the good or service on its own or together with other readily available resources; and
(ii)	the promised good or service is separately identifiable from other promises in the contract.

In assessing whether promised goods or services are distinct, the Company considers factors such as the stage of development of the underlying intellectual property, the capabilities of the customer to develop the intellectual property on their own and whether the required expertise is readily available. In addition, the Company considers whether the collaboration partner can benefit from a promise for its intended purpose without the receipt of the remaining promises, whether the value of the promise is dependent on the unsatisfied promises, whether there are other vendors that could provide the remaining promises, and whether it is separately identifiable from the remaining promises. The Company estimates the transaction price based on the amount of consideration the Company expects to receive for transferring the promised goods or services in the contract. The consideration may include both fixed consideration and variable consideration. At the inception of each arrangement that includes variable consideration, the Company evaluates whether to estimate the amount of the potential payments and the likelihood that the payments will be received or use the right to invoice practical expedient. Under ASC 606, applicable to distinct licenses of IP, the Company evaluates and recognizes the royalties and sales milestones as revenue when (or as) the customer’s sales or usage occurs, unless doing so accelerates revenue recognition ahead of the entity’s satisfaction of the performance obligation to which the royalty relates. Therefore, the variable consideration connected to the Royalties and Sales Milestones is not estimated at inception of the contract and is recognized when the sales occur, and the royalties and sales milestones are met. For the research and development services, the right to invoice practical expedient is used whereby the contract research service activities to date are invoiced which correspond directly to the value of the related performance.

Licensing Revenue

The Company’s collaboration revenue arrangement (See Note 3) includes the following:

Upfront License and Sublicensing Fees

If a license is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenues from nonrefundable, up-front fees allocated to the license when the license is transferred to the licensee and the licensee is able to use and benefit from the license. For licenses that are bundled with other promises, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, up-front fees. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

The timing and amount of revenue that we recognize from licenses of technology, either from upfront fees or milestones where we are providing continuing services related to product development, are primarily dependent upon our estimates of the development period. We define the development period as the point from which research activities commence up to regulatory approval of either our or our partners’ submission, assuming no further research is necessary. As product candidates move through the development process, it is necessary to revise these estimates to consider changes to the product development cycle, such as changes in the clinical development plan, regulatory requirements, or various other factors, many of which may be outside of our control. Should the FDA or other regulatory agencies require additional data or information, we would adjust our development period estimates accordingly.

We did not recognize any upfront licensing or sublicensing revenue in the year ended December 31, 2023.

F-10

Milestone Payments

Milestone payments, in the form of additional license fees, typically represent nonrefundable payments to be received in conjunction with the achievement of a specific event identified in the license or sublicense agreement, such as completion of specified development activities and/or regulatory submissions and/or approvals. We believe that a milestone represents the culmination of a distinct earnings process when it is not associated with ongoing research, development or other performance on our part. We recognize such milestones as revenue when they become due, and collection is reasonably assured. When a milestone does not represent the culmination of a distinct earnings process, we recognize revenue in a manner similar to that of an upfront license fee.

The Company’s license and collaboration agreements may include development and regulatory milestones. The Company evaluates whether the milestones are considered probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. The Company evaluates factors such as the scientific, clinical, regulatory, commercial, and other risks that must be overcome to achieve the particular milestone in making this assessment. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the Company’s control or the licensee’s control, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. At the end of each reporting period, the Company re-evaluates the probability of achievement of such milestones and any related constraint, and if necessary, adjusts the estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect collaboration revenue and net loss in the period of adjustment.

We did not recognize any milestone revenue in the year ended December 31, 2023.

Royalties

For arrangements that include sales-based royalties, including milestone payments based on a level of sales, and the license is deemed to be the predominant item to which the royalties relate, the Company will recognize revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). To date, the Company has not recognized any revenue related to sales-based royalties or milestone payments based on the level of sales.

We did not recognize any royalty revenue in the year ended December 31, 2023.

Research and Development Services

The promises under the Company’s collaboration agreements may include research and development services to be performed by the Company on behalf of the partner. Payments or reimbursements resulting from the Company’s research and development efforts are recognized as the services are performed and presented on a gross basis because the Company is the principal for such efforts.

We recognized $481,926 for research and development services in the year ended December 31, 2023.

F-11

Acquired In-Process Research and Development

In accordance with ASC Topic 350, Intangibles – Goodwill and Other, the Company’s acquired in process research and development (“IPR&D”) has been determined to have an indefinite life and, therefore, is not initially amortized. Instead, it is tested for impairment annually and between annual tests if the Company becomes aware of an event or a change in circumstances that would indicate the carrying value may be impaired.

On October 5, 2018, the Company entered into an agreement with NewGen to acquire its assets, consisting substantially of four pharmaceutical patents. As consideration for the purchase of the assets, the Company issued 4,000,000 shares of the Company’s common stock to the sellers of NewGen. The aggregate fair value of these shares at the time of the acquisition totaled to $2,000,000, and including the transaction costs and liabilities acquired, the asset acquisition was $2,201,555.

The Company has accounted for the transaction as an asset acquisition in accordance with ASC 805 “Business Combinations.” Since the purchased intellectual property was deemed to have alternative future use, the Company recorded an IPR&D asset within Intangible assets on the consolidated balance sheet.

Impairment of Long-Lived Assets

The Company reviews long-lived assets annually for impairment or whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. With respect to the impairment testing of acquired IPR&D, ASC 350, Intangibles-Goodwill and Other, provides for a two-step impairment process with the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to the determination that it is more-likely-than not (that is, a likelihood of more than 50%) that acquired IPR&D is impaired. If the Company chooses to first assess qualitative factors and it determines that it is more-likely-than not acquired IPR&D is not impaired, the Company is not required to take further action to test for impairment.

When the Company performs a quantitative assessment of acquired IPR&D, it compares its carrying value to its estimated fair value to determine whether an impairment exists. The Company evaluates potential impairment of its acquired IPR&D annually on October 1, utilizing an income approach and determining if it was more-likely-than not that the fair value was impaired.

Our determinations as to whether, and if so, the extent to which acquired IPR&D become impaired are highly judgmental and are based on significant assumptions regarding our projected future financial condition and operating results, changes in the manner of our use of the acquired assets, development of our acquired assets or our overall business strategy, and regulatory, market, and economic environment and trends.

If the associated research and development effort is abandoned, the related asset will be written-off, and the Company will record a non-cash impairment loss on its consolidated statement of operations. For those products that are brought into use through an out-license arrangement or that reach commercialization, the IPR&D asset will be reclassified into a Long lived IPR&D asset and amortized over its estimated useful life which is the lower of the expected royalty term or the remaining life of the relevant patents, whichever is shorter. The Company periodically reviews its long lived IPR&D assets to determine whether events and circumstances warrant a revision to the remaining period of amortization or asset impairment.

During the year ended December 31, 2023, we did not record a loss on impairment.

Patent costs

All patent-related costs incurred in connection with preparing, filing and prosecuting patent applications are expensed as incurred due to the uncertainty about the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses in the consolidated statement of operations.

Equity Method Investment

The Company accounts for investments in entities in which the Company has significant influence over the entity’s financial and operating policies, but does not control, using the equity method of accounting. As it pertains to our investment in Rakovina, the Company elected under ASC 825, Fair Value Option, for the investment to be recognized at fair value. As such, the investment is remeasured at the end of each period at fair value, with the change in fair value recognized in the statement of operations.

F-12

Fair Value Measurements

The Company’s financial instruments consist of cash, equity method investment(s), accounts payable, accrued liabilities and derivative liabilities. The carrying amounts of cash, accounts payable and accrued liabilities approximate their fair value due to the short-term nature of those financial instruments. The fair value of the equity method investment, derivative liability, liability classified warrants are remeasured to fair value each reporting period.

ASC Topic 820, Fair Value Measurement (“ASC 820”), establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

Fair value is the exchange price that would be received for an asset, or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities (Level 1) and lowest priority to unobservable inputs (Level 3).

Assets and liabilities recorded in the balance sheets at fair value are categorized based on a hierarchy of inputs as follows:

Level 1:	Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.
Level 2:	Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies.
Level 3:	Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value. The significant unobservable inputs used in the fair value measurement for nonrecurring fair value measurements of long-lived assets include pricing models, discounted cash flow methodologies and similar techniques. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, other current liabilities, and operating lease liabilities in the Company’s consolidated balance sheet. The Company has not entered any operating or financing leases.

ROU assets represent the Company’s right to use and control an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. If the Company’s leases will not provide an implicit rate, the Company will use its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The ROU asset also includes lease payments made before the lease commencement date and excludes any lease incentives. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

The components of a lease shall be split into three categories, if applicable: lease components (e.g., land, building, etc.), non-lease components (e.g., common area maintenance, maintenance, consumables, etc.), and non-components (e.g., property taxes, insurance, etc.). The fixed and in-substance fixed contract consideration (including any related to non-components) must then be allocated based on fair values to the lease components and non-lease components. The Company’s facilities operating leases may have lease and non-lease components to which the Company has elected to apply a practical expedient to account for each lease component and related non-lease component as one single component. The lease component results in a right-of-use asset being recorded on the consolidated balance sheet. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

F-13

Warrants

The Company accounts for freestanding warrants within stockholder’s equity or as liabilities based on the characteristics and provisions of each instrument. The Company evaluates outstanding warrants in accordance with ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging. If none of the criteria in the evaluation in these standards are met, the warrants are classified as a component of stockholders’ equity and initially recorded at their grant date fair value without subsequent remeasurement. Warrants that meet the criteria are classified as liabilities and remeasured to their fair value at the end of each reporting period. As of the year ended December 31, 2023, the Company did not have any warrants required to be classified as liabilities.

Basic and Diluted Earnings/Loss per Common Share

Basic and diluted earnings or loss per share (“EPS”) amounts in the consolidated financial statements are computed in accordance with ASC 260 – 10, Earnings per Share, which establishes the requirements for presenting EPS. Basic EPS is based on the weighted average number of shares of common stock outstanding. Diluted EPS is based on the weighted average number of shares of common stock outstanding and dilutive common stock equivalents. Basic EPS is computed by dividing net income or loss available to common stockholders (numerator) by the weighted average number of shares of common stock outstanding (denominator) during the period. Potentially dilutive securities are excluded from the calculation of diluted loss per share, if their effect would be anti-dilutive. For periods in which the Company reports net losses, diluted net loss per share is the same as basic net loss per share because potentially dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

The following common share equivalents are excluded from the calculation of weighted average common shares outstanding as of December 31, 2023, because their inclusion would have been anti-dilutive:

December 31, 2023
Warrants	601,227
Stock options	561,706
Convertible Debt	4,152,200
Total	5.315,133

Foreign currency and currency translation

The functional currency is the currency of the primary economic environment in which an entity’s operations are conducted. The Company and its subsidiaries operate mainly in the United States. The Company conducts certain clinical trials in foreign jurisdictions, including Australia and Canada. The Company and its subsidiaries’ functional and reporting currency is the U.S dollar.

Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing at the date of the Transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income for the respective period.

Adjustments that arise from exchange rate changes on transactions denominated in a currency other than the local currency are included in other (expense) income in the consolidated statement of operations as incurred.

F-14

Research and Development

Research and development costs are expensed as incurred. The Company records the costs associated with research, nonclinical and clinical trials, and manufacturing development, expenses and external costs of outside vendors engaged to conduct preclinical development activities and clinical trials, including salaries, share-based compensation and benefits, as incurred. These costs are a significant component of the Company’s research and development expenses, with a substantial portion of the Company’s on-going research and development activities conducted by third party service providers.

Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed.

The Company accrues for expenses resulting from obligations under agreements with contract research organizations (“CROs”), contract manufacturing organizations (“CMOs”), and other outside service providers for which payment flows do not match the periods over which materials or services are provided to the Company. Accruals are recorded based on estimates of services received and efforts expended pursuant to agreements established with CROs, CMOs, and other outside service providers. These estimates are typically based on contracted amounts applied to the proportion of work performed and determined through analysis with internal personnel and external service providers as to the progress or stage of completion of the services. The Company makes significant judgments and estimates in determining the accrual balance in each reporting period. In the event advance payments are made to a CRO, CMO, or outside service provider, the payments will be recorded as a prepaid asset which will be amortized or expensed as the contracted services are performed. As actual costs become known, the Company adjusts its prepaids and accruals. Inputs, such as the services performed, the number of patients enrolled, or the trial duration, may vary from the Company’s estimates, resulting in adjustments to research and development expense in future periods. Changes in these estimates that result in material changes to the Company’s accruals could materially affect the Company’s results of operations. To date, the Company has not experienced any material deviations between accrued and actual research and development expenses.

Income Taxes

The Company utilizes ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. The Company accounts for income taxes using the asset and liability method to compute the differences between the tax basis of assets and liabilities and the related financial amounts, using currently enacted tax rates. A valuation allowance is recorded when it is “more likely-than-not” that a deferred tax assets will not be realized.

Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

For uncertain tax positions that meet a “more likely than not” threshold, the Company recognizes the benefit of uncertain tax positions in the consolidated financial statements. The Company’s practice is to recognize interest and penalties, if any, related to uncertain tax positions in income tax expense in the consolidated statement of operations.

Stock-based Compensation

Stock-based compensation expense includes the estimated fair value of equity awards vested during the reporting period. The Company applies the provisions of ASC 718, Compensation - Stock Compensation (“ASC 718”), which requires the measurement and recognition of compensation expense for all stock-based awards made to employees, including grants of stock options, restricted stock units, modifications to existing stock options and equity classified warrants, in the consolidated statement of operations. Pursuant to ASC 718, the Company accounts for warrants issued to non-employees for their services in accordance with ASC 718.

The grant date fair value of stock options and equity-classified warrants are calculated using the Black-Scholes-Merton option pricing model. The use of the Black-Scholes-Merton option pricing model requires management to make assumptions with respect to the expected term of the option, the expected volatility of the common stock consistent with the expected life of the option, risk-free interest rates and expected dividend yields of the common stock. For awards subject to service-based vesting conditions, including those with a graded vesting schedule, the Company recognizes stock-based compensation expense equal to the grant date fair value of stock options on a straight-line basis over the requisite service period, which is generally the vesting term. Forfeitures are recorded as they are incurred as opposed to being estimated at the time of grant and revised.

F-15

Related Party Disclosures

The Company identifies related party transactions in accordance with ASC 855, Related Party Disclosures. Further, information regarding material related party transactions is disclosed in accordance with ASC 855 and Rule 4-08 of Regulation S-X.

Accounts Receivable

The Company adopted ASU 2016-13 beginning January 1, 2023. The adoption of the ASU, which was recognized on a cumulative basis, did not materially impact the Company’s financial statements. To that extent, the Company recognizes accounts receivable at amortized cost in accordance with the guidance in ASC 326 Financial Instruments Credit Losses. Further, the Company will establish an allowance for credit losses for any amounts that are believed to be uncollectible. Due to the high quality of the Company’s receivables, we did not establish an allowance as of December 31, 2023.

Concentration of Credit Risks

For the year ended December 31, 2023, the Company had revenue from one customer that accounted for 100% of total R&D revenue. As of December 31, 2023, total accounts receivable from this customer was approximately $223,000.

Recent Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update (“ASU”) No. 2023-07, “Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures” which expands annual and interim disclosure requirements for reportable segments. The amendments require enhanced disclosure for certain segment items and required disclosure on how management uses reported measures to assess segment performance. The amendments do not change how segments are determined, aggregated, or how thresholds are applied to determine reportable segments. The updated standard is effective for annual periods beginning in fiscal 2025 and interim periods beginning in the first quarter of fiscal 2026. Early adoption is permitted. The Company is currently evaluating the effect of adopting this ASU. In December 2023, the FASB issued ASU No. 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” which requires two primary enhancements of 1) disaggregated information on a reporting entity’s effective tax rate reconciliation, and 2) information on cash income taxes paid. Additionally, specific disclosures related to unrecognized tax benefits and indefinite reinvestment assertions were removed. For public business entities, the new requirements will be effective for annual periods beginning after December 15, 2024. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. The Company is currently evaluating the effect of adopting this ASU.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The amendments in this update require disclosure, in the notes to financial statements, of specified information about certain costs and expenses at each interim and annual reporting period. The amendments are effective for annual periods beginning after December 15, 2026, and reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact to its condensed consolidated financial statements.

All other newly issued but not yet effective accounting pronouncements have been deemed to be not applicable or immaterial to the Company.

F-16

NOTE 3 – LICENSE AND COLLABORATION AGREEMENT

Apollomics License Agreement

Under our License and Collaboration agreement (“LCA”) with Apollomics, for the year ended December 31, 2023, we have recognized the following revenue in our consolidated statement of operations:

Year Ended December 31, 2023

Research and development services	$481,926
Total revenues	$481,926

Summary

On January 31, 2021, the Company entered into an LCA with Apollomics, pursuant to which the Company granted to Apollomics an exclusive, royalty-bearing, non-transferable, sublicensable right and license to develop, manufacture, use, sell, import, export, and commercialize the Company’s EO1001 product globally, except for China and Taiwan. The license agreement with Apollomics is set to continue in effect until the expiration of all payment obligations (milestones and royalties) noted below, or if Apollomics chooses to request an early termination of the agreement. In consideration for the license, Apollomics paid the Company a non-refundable one-time payment of $1,500,000 on February 1, 2021. Per further terms in the contract, Apollomics is required to pay the Company certain milestone and royalty payments.

The contract includes a Joint Steering Committee (“JSC”) and a Joint Development Plan (“JDP”), which oversees the development and commercialization of the licensed product candidate in the licensed territory. The Company and Apollomics have each appointed two senior executives to the JSC. The JDP falls under the guidance of ASC 808, Collaborative Arrangements. ASU 2018-18, Clarifying the Interaction Between Topic 808 and Topic 606, clarifies that collaborative arrangements are within the scope of ASC 606 if the promised good or service is distinct within the collaborative arrangement and with a customer. Apollomics is the customer per the license agreement and, per the terms in the contract, Apollomics is to solely bear all costs associated with the development of the licensed product candidate, including costs of certain of our employees performing development activities

Revenue Recognition

The Company identified performance obligations under the arrangement consisting of the license of intellectual property rights, research and development (“R&D”) services and participation on the JSC.

The Company has considered the performance obligations identified in the contract and concluded that the license of intellectual property rights is distinct from the provision of R&D services and JSC, as the R&D services and JSC are not expected to significantly modify the clinical-stage intellectual property and Apollomics can benefit from the license together with the R&D services that it could obtain from another vendor. As a result, the grant of intellectual property rights and the provision of R&D services combined with the participation on the JSC is considered two separate performance obligations for this contract.

Variable consideration to be paid to the Company upon performance of R&D services and participation on the JSC were excluded from the transaction price at the onset of the agreement as the company has elected the right-to-invoice practical expedient and revenue is recognized directly related to the performance of the R&D services.

Variable consideration to be paid to the Company upon reaching certain milestones has been excluded from the calculation, as at the inception of the contract, it is not probable that a significant reversal of revenue recognized would not occur in a subsequent reporting period.

NOTE 4 – INTANGIBLE ASSETS

Intangible assets consisted of the following:

Patent	Useful Life	December 31, 2023

Patents - E01001	13.5 years	$1,981,032

Less: accumulated amortization		-

Total intangible assets, net		$1,981,032

On October 5, 2018, the Company issued 4,000,000 shares of the Company’s common stock to the sellers of NewGen, with an aggregate asset acquisition, including the transaction costs and liabilities acquired, of $2,201,555. The intangible assets acquired represent IPR&D purchased to be used in future R&D activity, and in accordance with ASC Topic 350, Intangibles – Goodwill and Other, the IPR&D has been determined to have an indefinite life and, therefore, is not initially amortized. The amortization will not begin until our EO1001 project is commercialized.

The Company’s intangible assets relate to our EO1001 product candidate which is the subject of the Apollomics LCA (See Note 3). The compound is currently in a Phase 2 clinical trial. We have filed patents covering composition of matter, formulation, and methods of use.

During the year 2021, the Company sold one of the patents with a carrying value of $220,523.

F-17

NOTE 5 – EQUITY METHOD INVESTMENT

The equity method investment consisted of the following:

	Initial				As of December 31, 2023
Equity Investment	Equity Ownership	Number of Shares	Share Price (Fair Value)	Valuation (Basis)	Equity Ownership	Number of Shares

Rakovina Therapeutics Inc.	43%	30,000,000	$0.1983	$5,949,076	35%	24,300,000

On August 28, 2020, our wholly-owned subsidiary, NewGen, entered into a business combination agreement with Vincero Capital Corp. (“Vincero”), a capital pool company listed on the Toronto Venture Exchange (the “Vincero Agreement”). Under the terms of the Vincero Agreement, NewGen and Vincero each formed a wholly-owned subsidiary under the laws of British Columbia to facilitate the sale of intellectual property related to novel pre-clinical DNA-damage response inhibitor technologies to Vincero and as consideration for the sale NewGen to receive 30,000,000 shares of Vincero common stock. On March 25, 2021, the business combination agreement was consummated by Vincero whereby NewGen’s wholly owned British Columbia subsidiary became a wholly-owned subsidiary of Vincero under the name Rakovina Research Ltd. (“Rakovina Research”). Vincero then changed its name to Rakovina Therapeutics Inc. (“Rakovina”), which continued as the surviving entity.

Per the terms of the business combination agreement, NewGen, or ultimately, the Company received 30,000,000 shares in consideration representing approximately 43% of Rakovina outstanding shares on the closing date on March 25, 2021, with the market value of these shares at the closing of the merger being CAD $0.25 (US $0.20) per share, for a total consideration of US $5,949,076. The exchange of shares for the Company’s patents via the transaction mechanism described above was accounted for as a sale of assets. The patents transferred had a carrying value for the Company of $220,523. Therefore, the receipt of the consideration of $5,949,076 for the carrying value of the patents results in a gain on sale of assets of $5,728,553. After the sale of the assets, there was no further relationship between the Company and Rakovina Therapeutics Inc or Rakovina Research, with the exception of the Company’s CEO and Chairman each serving on the board of Rakovina and comprising two fifths of Rakovina’s board of directors.

At the time of the exchange, the 30,000,000 shares of Rakovina issued to the Company represented approximately 43% of Rakovina’s outstanding shares of 68,558,000. In October 2021, the Company’s ownership of Rakovina was decreased to approximately 35% when the Company transferred approximately 5.7 million of the Rakovina shares to its Series A convertible note holders as a concession for agreeing to extend the maturity date of the Series A Notes (See Note 8). The Company recognized an extension agreement expense of $917,500, based on the average carrying value of the Rakovina equity method shares and related to the transfer of the Rakovina shares in the year ended December 31, 2021. The Company has concluded that the relationship with Rakovina does not constitute a variable interest entity (“VIE”) where the Company is the primary beneficiary, and further that it does not have voting control over Rakovina. As a result, consolidation of Rakovina into the Company’s consolidated financial statements is not required.

The Company accounted for this transaction as an equity method investment and elected under ASC 825 for the investment to be treated as a fair value option. It will be remeasured at the end of each period to fair value, with the change in fair value recognized in the statement of operations as Rakovina is a publicly traded company and the share price is readily available in the market.

The following table summarizes the activity of the Company’s equity method investment, which is based on the quoted market price of the Rakovina:

December 31, 2023
Balance at beginning of year	$3,218,847

Change in fair value of equity method investment	(1,671,913)
Balance at end of year	$1,546,934

The fair value of the Rakovina share price was CAD $0.22 (US $0.17) per share at December 31, 2023, which resulted in an equity method investment fair value of $1,546,934 as of December 31, 2023.

F-18

The summarized information as to assets, liabilities and results of operations of the investee was as follows:

For the period ended December 31,
2023
Sales	-
Gross profit	-
Net income (loss) from continuing operations	(2,791,234)
Net income (loss)	(2,791,234)

As of December 31,
2023
Assets	5,147,379
Liabilities	1,487,743

NOTE 6 –ACCRUED Expenses

Accrued expenses consist of the following amounts:

December 31, 2023
Legal and professional fees	$12,159
Research and development consultants	87,522
Other	46,349
Total accrued expenses	$146,030

NOTE 7 – CONVERTIBLE NOTES

The convertible notes consisted of the following:

	December 31, 2023
	Initial Debt Amount	Debt Increase	Debt Discount	Discount Amortized	Net Amount

Series B Convertible Notes – interest at 10% per annum, and an extended maturity date related to the effective date of a registration statement.	$565,000	56,500	40,373	40,373	$621,500

Series C Convertible Notes – interest at 7.5% per annum payable at maturity with a maturity date related to the effective date of a registration statement	2,295,000	-	667,884	536,791	2,163,907

	$2,860,000	$56,500	$708,257	$577,164	$2,785,407

Less: Related party convertible notes payable					72,000

Convertible notes payable, net					$2,713,407

Series B Convertible Notes

During the years ended December 31, 2020 and December 31, 2021, the Company issued convertible notes to accredited investors, for an aggregate principal amount of $565,000 (the Series B Notes). The Series B Notes accrue interest at 10% per annum, with a maturity date of December 31, 2021, with a sole option by the Company for the maturity date to be extended to December 31, 2022 by the issuance of warrants to the holders of the Series B Notes (“Series B Extension Warrants”). Additionally, if, on or before the maturity date, the Company has filed a registration statement (a “Registration”), or similar filing or corporate event which will result in a public listing of the Company’s common share (a “Liquidity Event”) on or before November 1, 2022, the maturity date shall be extended to the earlier of (i) the date on which the Registration has been declared effective or (ii) 180 days from the initial filing of the Registration. Furthermore, if the Company has not filed a Registration on or before November 1, 2022, 105% of the unpaid principal and accrued interest shall be due and payable by the Company at the maturity date. The Company may prepay any outstanding amounts owing under the notes, in whole or in part, at any time prior to the maturity date or conversion. As the Registration Statement was not filed on or before November 1, 2022 the principal of the outstanding notes were increased to 105%. On December 22, 2022 an extension was entered into, whereby the principal was increased to 110% of the original principal, and the maturity date was extended to June 30, 2023. However, per the extension agreement if the Company has filed a Registration Statement on or before June 30, 2023, so long as the Company maintains a current Registration, the Maturity Date shall be extended to the date on which the Registration has been declared effective.

F-19

The holders of the Series B Notes have a voluntary conversion feature if the Company sells shares of its capital stock pursuant to an unregistered offering (“Financing”) on or prior to the maturity date, at a conversion rate equal to the lessor of i) 80% of the share price of the Financing or ii) a price per share, applying the 80% discount, based on $8,000,000 divided by the fully diluted capitalization immediately prior to the initial closing of the Financing. The notes additionally include an automatic conversion, upon a Liquidity Event. The Liquidity Event conversion price will be the lessor of i) 85% of the price per share in the Liquidity Event, or ii) a price per share, not applying the 85% discount, based on $8,000,000 divided by the fully diluted capitalization immediately prior to the initial closing of the Liquidity Event.

On December 31, 2021, the Company exercised its option to extend the maturity date of the Series B Notes to December 31, 2022 and issued 64,451 Series B Extension Warrants to the holders, including the related party holder, of the Series B Notes. The Series B Extension Warrants have an exercise price based on 85% of price per share of common stock sold in the Company’s first public offering after the effective Registration. The Company used a third party to perform a valuation to estimate their fair value of $0.65 per warrant, for a total of $41,893, with factors which included a term of 2 years, volatility of 59.2% and a risk-free rate of 1.26%. Management concluded that the 2022 warrant extension did not constitute a debt extinguishment pursuant to ASC 470, and the fair value of the warrant has been recorded as a debt discount and is being amortized through interest expense using the effective interest method through the scheduled maturity date.

The Company analyzed the conversion features in accordance with ASC 815 and determined the conversion feature meets the definition of a derivative and, therefore, requires bifurcation and will be accounted for as a derivative liability. The Company estimated the fair value of the conversion feature derivative embedded in the convertible notes to be $18,583, $6,726, and $15,062 at the respective issuance dates of December 31, 2020, January 29, 2021, and March 31, 2021; based on assumptions and a Probability-Weighted Expected Return Method (“PWERM”) and with/without methodology. The key valuation assumptions used consist, in part, on the price of the Company’s common stock ranging from $0.50 to $1.538 at their issuance dates; risk-free interest rates ranging from 0.10% to 0.16% depending on the Valuation Date and the expected term to exit, and a range of expected volatility of the Company’s common stock of 95% to 90%, the various expected exit events and their respective probabilities of occurrence, and the strike prices determined in alignment with the conversion terms. The derivative fair value has been recorded as a debt discount and for the year ended December 31, 2021 is fully amortized using the effective interest method through the scheduled maturity date.

As of December 31, 2023, the fair value of the derivative was $164,068, with a change in fair value of $57,747 recognized in the year ended December 31, 2023. The fair value of the derivative liabilities of convertible notes was estimated by using the Monte Carlo method using the following inputs: the price of the Company’s common stock of $0,889; the conversion prices (as described above); risk-free interest rates of 5.26% ; and an expected volatility of the Company’s common stock of 80.9%.

The Company recorded an accrued interest expense for the Series B Notes of approximately $46,000 for the year ended December 31, 2023.

Series C Convertible Notes

The Company issued convertible notes to various accredited investors on February 28, 2022, June 30, 2022, September 25, 2022 and July 1, 2023, for aggregate principal balances of $2,295,000 (the Series C Notes). The Series C Notes bear interest at 7.5% per annum payable at maturity with a maturity date 24 months from the date of the initial closing, or upon the occurrence and/or during the continuance of the Event of Default. Provided, however, that if the Company has filed a Registration Statement on or before the maturity date, the maturity date shall be extended to the earlier of the date on which the Registration Statement has been declared effective or 180 days from the initial filing of the Registration Statement. The notes have a voluntary conversion at any time through the maturity date at the option of the holder, at a conversion price of $3.84. The notes also have a voluntary conversion at the option of the holder upon a financing event, at the lessor of 90% of the price paid by investors in the financing, or the conversion price. There is an automatic conversion upon a liquidity event, at a price per share equal to the lesser of 90% of the price in the liquidity event or the conversion price. In connection with the series of new convertible notes the Company issued 69,833 shares of common stock to the placement agents for $79,400 based on a fair value of $1.14, recognized as a debt discount.

F-20

The Company analyzed the conversion features in accordance with ASC 815 and determined the conversion feature meets the definition of a derivative and, therefore, requires bifurcation and will be accounted for as a derivative liability. The Company estimated the fair value of the conversion feature derivative embedded in the convertible notes to be $359,384, $126,386, $58,827, and $44,984 at the respective issuance dates of February 28,, 2022, June 29, 2022, September 25, 2022 and July 1, 2023; based on certain assumptions utilizing the Monte Carlo methodology.. The key valuation assumptions used consist, in part, on the price of the Company’s common stock ranging from $0.76 to $0.889. at their issuance dates; risk-free interest rates ranging from 4.49% to 5.57% depending on the Valuation Date and the expected term to exit, and a range of expected volatility of the Company’s common stock of 93.6% to 90.1%, the various expected exit events and their respective probabilities of occurrence, and the strike prices determined in alignment with the conversion terms. The derivative fair value has been recorded as a debt discount and for the year ended December 31, 2023 and 2022, with an amortization of $336,462 and $200,329, respectively.

As of December 31, 2023, the fair value of the derivative was $489,560, with a change in fair value of $103,811 recognized in the year ended December 31, 2023. The fair value of the derivative liabilities of convertible notes was estimated by using the Monte Carlo methodology using the following inputs: the price of the Company’s common stock of $0.889; the conversion prices (as described above); risk-free interest rates of 5.07%; and an expected volatility of the Company’s common stock of 90.1%. (See Note 10)

Note 8 - Related Party Transactions

The key management personnel of the Company are the Directors, the President and Chief Executive Officer and the Chief Scientific Officer. Amounts due to related parties, including amounts due to key management personnel, at the end of the reporting period are unsecured, interest free and settlement generally occurs in cash. There have been no guarantees provided or received for any related party receivables or payables.

Loans Payable – Related Party

During the year ended December 31, 2020, the Company’s Chief Scientific Officer and Chairman of the Board loaned the Company $10,000 to fund operating expenses. The loan has no interest rate or maturity date and is due on demand. As of December 31, 2023 and 2022, $10,000 was outstanding, respectively.

Convertible Note Payable – Related Party

Chief Executive Officer

On October 5 2018 and December 31, 2019, the Company, pursuant to the October 2018 Securities Purchase Agreement, (“Series A”) issued convertible notes to the Company’s Chief Executive Officer in the principal amount of $50,000 each. The notes bore interest at 10% per annum payable at maturity with an original maturity date of October 5, 2020. Amounts due under the note may have been converted into shares of the Company’s common stock at any time at the option of the holder, at a conversion price of $0.50 per share. The Company analyzed the conversion features in accordance with ASC 815 and determined the conversion feature did not fall under the guidance of a derivative and was not required to be bifurcated. On September 30, 2020, the Company and the CEO entered into an amended convertible note agreement, pursuant to which, the principal amount of the notes were increased by two percent, or $2,000, in exchange for the extension of the maturity date to December 31, 2020. Management concluded that the extension did not constitute a debt extinguishment pursuant to ASC 470, as the fair value of the modification was below a significant difference.

On March 31, 2020, the Company, pursuant to the Series A, issued a convertible note to the Company’s Chief Executive Officer in the principal amount of $100,000. The convertible note bore interest at 10% per annum payable at maturity with an original maturity date of March 31, 2021. Amounts due under the note may have been converted into shares of the Company’s common stock at any time at the option of the holder, at a conversion price of $0.50 per share.

On December 23, 2020, the Company and the CEO entered into a second amended convertible note agreement (the “Second Amendment”), pursuant to which, the Company were to issue shares of the Company’s common stock, in the aggregate amount equal to the outstanding principal amount of the notes in exchange for the extension of the maturity date to December 31, 2021. In addition, the Second Amendment granted the Company the option to further extend the maturity date of the note to December 31, 2022 in exchange for the issuance of warrants which per the terms were to equal 20% of the outstanding principal at the date of extension, which was entered into and warrants issued, on December 31, 2021. Management concluded that the Second Amendment constituted a debt extinguishment pursuant to ASC 470, with the $200,000 in principal balance to be transferred by the common stock recognized as an extension expense. Rakovina’s common stock was held in escrow as of December 31, 2020 and, therefore, the $200,000 principal was recognized as a liability on the accompanying consolidated balance sheet for the year ended December 31, 2021. The equity method investment in common stock was released and transferred in October of 2021, as noted in total in Note 8. In addition, the Second Amendment grants the Company an option to further extend the maturity date of the notes to December 31, 2022, in exchange for the issuance of Extension Warrants.

F-21

The Company’s option to extend the maturity date further to December 31, 2022 was entered into on December 31, 2021, which per the terms was deemed to be 20% of the principal balance, resulting in the issuance of 19,513 warrants related to all of his notes held. The Company used a third party to perform a valuation to estimate their fair value resulting in a per warrant fair value of $0.58, for a total of $11,318, with factors which included a term of 2 years, volatility of 59.2% and a risk-free rate of 1.26%. Management concluded that the 2022 warrant extension did not constitute a debt extinguishment pursuant to ASC 470, as the fair value of the modification was below a significant difference.

The Series A notes were converted on February 28, 2022.

Interest expense for the CEO’s convertible notes was approximately $2,000 for the year ended December 31, 2023.

Chief Scientific Officer and Chairman

On October 5, 2018, and December 31, 2019, the Company, pursuant to the October 2018 Securities Purchase Agreement (“Series A”), issued convertible notes to the Company’s Chief Scientific Officer (“CSO”) and Chairman in the principal amount of $50,000 each. The Notes bore interest at 10% per annum payable at maturity with an original maturity date of October 5, 2020. Amounts due under the note may have been converted into shares of the Company’s common stock at any time at the option of the holder, at a conversion price of $0.50 per share. The Company analyzed the conversion features in accordance with ASC 815 and determined the conversion feature did not fall under the guidance of a derivative and was therefore not required to be bifurcated. On September 30, 2020, the Company and the CSO entered into an amended convertible note agreement, pursuant to which, the principal amount of the notes were increased by two percent, or $2,000, in exchange for the extension of the maturity date to December 31, 2020. Management concluded that the extension did not constitute a debt extinguishment pursuant to ASC 470, as the fair value of the modification was below a significant difference.

On December 23, 2020, the Company and the Chairman entered into a second amended convertible note agreement (the “Second Amendment”), pursuant to which, the Company were to issue shares of the Company’s common stock, in the aggregate amount equal to the outstanding principal amount of the notes, in exchange for the extension of the maturity date to December 31, 2021. In addition, the Second Amendment granted the Company the option to further extend the maturity date of the note to December 31, 2022, in exchange for the issuance of warrants which per the terms were to equal twenty percent of the outstanding principal at the date of extension, which was entered into and warrants issued, on December 31, 2021. Management concluded that the Second Amendment constituted a debt extinguishment pursuant to ASC 470, with the $100,000 in principal balance to be transferred by the common stock recognized as an extension expense. Rakovina’s common stock was held in escrow as of December 31, 2020, and therefore the $100,000 principal, was recognized as a liability on the accompanying consolidated balance sheet for the year ended December 31, 2021. The equity method investment in common stock was released and transferred in October of 2021, as noted in total in Note 8. In addition, the Second Amendment grants the Company an option to further extend the maturity date of the notes to December 31, 2022, in exchange for the issuance of Extension Warrants.

The Company’s option to extend the maturity date further to December 31, 2022 was entered into on December 31, 2021, which per the terms was deemed to be 20% of the principal balance, resulting in the issuance of 9,757 warrants related to all of his notes held. The Company used a third party to perform a valuation to estimate their fair value resulting in a per warrant fair value of $0.58, for a total of $5,959, with factors which included a term of 2 years, volatility of 59.2% and a risk-free rate of 1.26%. Management concluded that the 2022 warrant extension did not constituted a debt extinguishment pursuant to ASC 470, as the fair value of the modification was below a significant difference.

F-22

The Series A notes were converted on February 28, 2022.

On March 31, 2021 the Company entered into a $20,000 convertible note (“Series B”) that bears interest at 10% which accrues over the term and is payable at the maturity date. The maturity date is December 31, 2021, with a sole option by the Company to be extended to December 31, 2022 by the issuance of warrants (“Extension Warrants”). Additionally, if the Company has filed a registration statement (a “Registration”), on or before November 1, 2022, the maturity date shall be extended to the earlier of (i) the date on which the Registration has been declared effective or (ii) 180 days from the initial filing of the Registration. Furthermore, if the Company has not filed a Registration on or before November 1, 2022, 105% of the unpaid principal and accrued interest shall be due and payable by the Company at the maturity date. The Company may prepay any outstanding amounts owing under the note, in whole or in part, at any time prior to the maturity date or conversion.

On December 31, 2021, 2,632 Extension Warrants were issued to the Chairman for the extension of the maturity date to December 31, 2022. The Extension Warrants have an exercise price based on 85% of price per share of common stock sold in the Company’s first public offering after the effective Registration. The Company used a third party to perform a valuation to estimate their fair value of $0.65 per warrant, for a total of $1,711, with factors which included a term of 2 years, volatility of 59.2% and a risk-free rate of 1.26%. Management concluded that the 2022 warrant extension did not constitute a debt extinguishment pursuant to ASC 470, as the fair value of the modification is below a significant difference.

The notes have a voluntary conversion at the option of the holder if a transaction occurs in which the Company sells shares of its capital stock pursuant to an unregistered offering (“Financing”) on or prior to the maturity date, at a conversion rate equal to the lessor of i) 80% of the share price of the Financing or ii) a price per share, applying the 80% discount, based on $8,000,000 divided by the fully diluted capitalization immediately prior to the initial closing of the Financing. The notes additionally include an automatic conversion upon a Liquidity Event. The Liquidity Event conversion price will be the lessor of i) 85% of the price per share in the Liquidity Event, or ii) a price per share, not applying the 85% discount, based on $8,000,000 divided by the fully diluted capitalization immediately prior to the initial closing of the Liquidity Event. The Company analyzed the conversion features in accordance with ASC 815 and determined the conversion feature meets the definition of a derivative and therefore requires bifurcation and will be accounted for as a derivative liability (See Note 7).

Interest expense for the Chairman’s convertible notes was approximately $4,000 for the year ended December 31, 2023.

Consulting Fees and Accounts Payable – Related Party

During the year ended December 31, 2021, the Company agreed to pay its Chief Executive Officer consulting fees totaling $120,000. As of December 31, 2023 the Company owed $10,500 for such charges.

Agreement with Valent Technologies, LLC

The Company has entered into agreements with Valent Technologies LLC (“Valent”), a company substantially controlled by our Chairman and Chief Scientific Officer. In accordance with the terms of the agreements, we are conducting certain research activities at our expense in return for certain exclusive rights to Orotecan-related technologies owned by Valent. Pursuant to these agreements, the Company incurred expenses of approximately $122,000 in the year ended December 31, 2023.

Agreement with ORP Oncology Research Partners (Canada) Ltd.

The Company has entered into a Research & Services Agreement with ORP Oncology Research Partners (Canada) Ltd., (“ORP Canada”) a company substantially controlled by our Chief Executive Officer. ORP Canada is contracted to conduct certain research and development activities on our behalf in Canada. Under the terms of the agreement, ORP Canada seeks to obtain grant funding and refundable tax credits that the Company believes are of benefit to its research. Pursuant to this agreement, the Company incurred expenses of approximately $30,000 in the year ended December 31, 2023.

F-23

NOTE 9 – COMMITMENTS AND CONTINGENCIES

NewGen Asset Acquisition

On October 5, 2018, the Company entered into an agreement with NewGen to acquire its assets, consisting substantially of four pharmaceutical patents. The agreement included a contingency related to future royalty payments based on percentage of net sales of products, which ranges from 4% to 6% of net sales, during the royalty measurement period. At December 31, 2023 the Company has not incurred any sales of products and thus has not accrued any amounts related to this royalty payment. Any future royalty payments will be capitalized as part of the cost of the patents.

Senz Evaluation Agreement

On February 11, 2020, the Company entered into an Evaluation Agreement with Senz Oncology Pty Ltd (“Senz”)., an Australian company that is the owner or licensee of certain technologies and is developing certain proprietary materials related to these technologies . The evaluation program under the Evaluation Agreement relates to the two parties to evaluate the use and performance of each of their technologies and to determine their respective interest in a potential business arrangement. Per such agreement, it can be determined at the conclusion of the evaluation program for the parties to negotiate the terms of a business arrangement which may involve either for NewGen to acquire Senz or for a licensing agreement for geographic rights to each other’s technologies.

Under the evaluation program, Senz is conduction research on the Company’s EO1001 product, the development of which falls under the Apollomics agreement (Note 3) whereupon Apollomics is to solely bear all costs associated with the development of the licensed product candidate. The research and development services performed by Senz in the evaluation program are invoiced to the Company. The Company then invoices Apollomics for all expenditures related to the Evaluation Agreement, with the gross revenue and expenses being recognized on the Company’s consolidated statement of operations, as the Company is considered the principal in the transaction.

Loans to Senz for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed.

Leases

The Company does not have any significant leases, purchase or credit-related commitments outstanding as of December 31, 2023.

Legal Claims

There are no material pending legal proceedings in which the Company or any subsidiary is a party to or in which any director, officer or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of its voting securities, or security holder is a party adverse to us or has a material interest adverse to the Company.

NOTE 10 – DERIVATIVE LIABILITY

The following is a summary of activity of Level 3 derivatives during the year ended December 31, 2023:

2023
Derivative liability balance at beginning of period	$654,708
Additions to derivatives	44,984
Change in fair value	(46,064)
Balance at end of period	$653,628

As of December 31, 2023, the fair value of the derivative liabilities of convertible notes was estimated using a bi-nomial model with the following weighted-average inputs: the price of the Company’s common stock of $1.520; the conversion prices (See Note 7); risk-free interest rates of 0.19% to 0.47% based on the term to exit; and an expected volatility of the Company’s common stock of 75%.

As of December 31, 2022, the fair value of the derivative liabilities of convertible notes was estimated using a bi-nomial model with the following weighted-average inputs: the price of the Company’s common stock of $1.520; the conversion prices (See Note 7); risk-free interest rates of 0.19% to 0.47% based on the term to exit; and an expected volatility of the Company’s common stock of 75%.

F-24

NOTE 11 – STOCKHOLDERS’ EQUITY

Authorized Capital

The Company has 200,000,000 shares of common stock authorized, with a par value of $0.0001. There were 1,250,000 founder shares issued on September 7, 2018, at $0.0001 for proceeds of $125. On October 5, 2018, the Company issued 4,000,000 shares of the Company’s common stock to the sellers of NewGen, at $0.50 fair value per share. (See Note 4)

The Company has 50,000,000 shares of preferred stock authorized, with a par value of $0.0001. There were no shares of preferred stock issued as of December 31, 2023.

2021 Equity Incentive Plan

In June 2021, the Company’s Board of Directors approved the Company’s 2021 Omnibus Equity Incentive Plan (the “2021 Plan”) and initially reserved 1,071,900 shares of common stock for issuance under such plan. The number of shares of common stock available for issuance under the 2021 Plan shall automatically increase (but not decrease) as needed such that the number or shares of common stock available for issuance at any time under the 2021 Plan is thirteen percent (13%) of the Company’s fully diluted number of shares, less the number of shares of common stock subject to outstanding awards granted under the 2021 Plan. On June 29, 2023, the 2021 Plan was amended and restated to adjust the number of shares available for issuance under the 2021 Plan. The number of shares available for issuance will increase by 5% of the issued and outstanding shares of common stock on the first calendar day of each year. The number of shares of common stock available for issuance underlying the 2021 Plan was increased to 1,192,305 shares, representing 15% of the issued and outstanding shares of common stock of the Company then outstanding. As of December 31, 2023, 550,355 shares were available for issuance under the 2021 Plan. Shares issued under the 2021 Plan may be either authorized but unissued shares or shares held in the Company’s treasury.

The 2021 Plan authorizes the Board of Directors or a committee of the Board of Directors to grant incentive stock options, nonqualified stock options, restricted stock awards and restricted stock units to eligible officers, employees, consultants and directors of the Company.

Stock Options

During the year ended December 31, 2021, under the 2021 Plan, the Company granted options to purchase an aggregate of 641,950 shares of the Company’s common stock with an exercise price of $1.52 per share to Company’s Chief Executive Officer and the Company’s Chief Scientific Officer and various other consultants. One half of the options issued will become vested on the one-year anniversary of the grant date, with the remaining options to vest monthly in equal installments to be fully vested upon the three-year anniversary of the grant date. The fair value of the options granted was $457,872, based on a fair value of $0.713 on the grant date.

The Company recorded stock-based compensation expense of $171,642 and $114,428 on vested options for the year ended December 31, 2023. No stock options were granted during the year ended December 31, 2023.

A summary of the option activity during the year ended December 31, 2023 is presented below:

Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Options	Price	Life In Years	Value

Outstanding, January 1, 2023	641,950	$1.52	8.5	$-
Granted	-	-	-	-
Exercised	-	-	-	-
Expired/Cancelled	-	-		-
Outstanding, December 31, 2023	641,950	$1.52	7.5	$-

Vested and exercisable, December 31, 2023	561,706	$1.52	7.5	$-

F-25

Warrants

A total of 153,978 warrants issued in relation to the extension agreements for the Series A and B warrants (See Notes 7 and 13).

A summary of the warrant activity during the year ended December 31, 2023 is presented below:

Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Warrants	Price	Life In Years	Value

Outstanding, January 1, 2023	601,227	$1.49	2.89	$320,100
Granted	-	-	-	-
Exercised	-	-	-	-
Expired	-	-	-	-
Outstanding, December 31, 2023	601,227	$1.49	1.89	$182,600

Exercisable, December 31, 2023	601,227	$1.49	1.89	$182,600

The following table presents information related to stock warrants as of December 31, 2023:

Warrants Outstanding		Warrants Exercisable
		Weighted
	Outstanding	Average	Exercisable
Exercise	Number of	Remaining Life	Number of
Price	Warrants	In Years	Warrants
$0.50	275,000	3.00	275,000
$1.27	78,600	-	78,600
$1.52	53,649	2.99	53,649
$3.83	89,527	-	89,527
$1.25	64,451	-	64,451
$3.84	40,000	3.75	40,000
	601,227	1.89	601,227

NOTE 12 – INCOME TAXES

The Company accounts for income taxes under ASC 740 - Income Taxes (“ASC 740”), which provides for an asset and liability approach of accounting for income taxes. Under this approach, deferred tax assets and liabilities are recognized based on anticipated future tax consequences, using currently enacted tax laws, attributed to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts calculated for income tax purposes.

The income tax provision for the year ended December 31, 2023 is as follows:

December 31,
2023
Current:
U.S. federal	$-
State and local	3,200
3,200
Deferred:
U.S. federal	(70,131)
State and local	-
(70,131)

Provision for income tax expense (benefit)	$(66,931)

The income tax expense for the year ending December 31, 2023, relates to state franchise taxes and deferred income tax benefit due to changes in the value of equity investments.

F-26

A reconciliation of the provision computed at the federal statutory rate to the Company’s provision for income taxes included in the accompanying statements of operations for the Company is as follows:

2023
U.S. federal tax benefit at statutory rate	21.00%
State income taxes, net of federal benefit	0.14%
Non-deductible expenses and other	(2.81)%
Change in valuation allowance, net	(16.63)%
Other	(0.09)%
Effective tax rate	1.61%

For the year ended December 31, 2023 the Company’s effective tax rate is below the federal statutory income tax rate of 21%, primarily due to nondeductible expenses and the Company’s position to establish a full valuation allowance on its deferred tax assets that cannot otherwise offset indefinite life deferred tax liabilities.

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes as well as net operating loss and tax credit carryforwards. The components of the net deferred income tax assets and liabilities are as follows:

2023
Deferred tax assets
Net operating losses	$873,490
Research and development costs	335,342
Stock based compensation	169,343
Tax credits	16,198
Accruals and other	879
Total deferred tax assets	1,415,251
Less valuation allowance	(1,073,251)
342,000
Deferred tax liability
Investment	(9,886)
Intangible assets	(417,288)

Net deferred income tax liability	$(85,175)

The Company has recorded a valuation allowance for its deferred tax assets that it does not believe will be realizable at a more likely than not level based on analysis of all available sources of taxable income. The valuation allowance increased by approximately $690,000 for the year ended December 31, 2023, due to current year losses generated and capitalized research and development costs.

As of December 31, 2023, the Company has U.S. federal net operating loss carryforward amounts of approximately $3,075,000 which do not expire. As of December 31, 2023, the Company has federal research and development tax credits of approximately $25,000, which begins to expire in 2033.

The Company’s unrecognized tax benefits at December 31, 2023, relate entirely to research and development tax credits. The total amount of unrecognized tax benefits at December 31, 2023, is $49,000. If recognized, none of the unrecognized tax benefits would impact income tax expense to the extent that the Company continues to maintain a full valuation allowance against its deferred tax assets. The Company does not anticipate significant changes to its current uncertain tax positions through December 31, 2024.

Utilization of the federal and state net operating loss and federal and state research and development tax credit carry forwards may be subject to annual limitations due to the ownership percentage change provisions of the Internal Revenue Code Section 382 and similar state provisions. The annual limitations may result in the inability to fully offset future annual taxable income and could result in the expiration of the net operating loss carry forwards before utilization.

The Company is subject to U.S. federal, state and foreign income tax examinations by tax authorities for all tax years since inception due to the Company’s net carryover of unused operating losses. The Company may be subject to income tax examinations for the various taxing authorities which vary by jurisdiction. The Company is currently not under examination in any jurisdiction.

The Company recognizes any interest and/or penalties related to income tax matters as a component of income tax expense. As of December 31, 2023, there were no accrued interest and penalties related to uncertain tax positions.

F-27

NOTE 13 - SUBSEQUENT EVENTS

The Company , in accordance with ASC 855, Subsequent Events, has evaluated its subsequent events from December 31, 2023, through the date these consolidated financial statements were issued and has determined that there are no subsequent events requiring disclosure in these consolidated financial statements other than the items noted below.

Convertible Notes

Subsequent to the year ended December 31, 2023, the Company additionally received gross proceeds of $200,000 from entering into of an additional Series C convertible notes to accredited investors.

In September 2024, the Company received gross proceeds of $1.35 million from entering into new Series D convertible notes to accredited investors.

In October 2024 the Company issued two additional Series D convertible notes for a total principal of $300,000 to reduce amounts owed in accounts payable.

Warrants

The Company has extended the 153,978 Series A and Series B extension warrants expiration date until the earlier of (i) December 31, 2025 or (ii) a Liquidation Event which is defined as an initial public offering of our common stock or a merger, or similar transaction, whereby all, or substantially all of our assets are transferred pursuant to which our stockholders receive shares of a publicly-traded company.

Equity method investment

Subsequent to December 31, 2023, Rakovina issued shares of common stock such that our ownership interest in Rakovina decreased to less than 20%.

Valent evaluation agreement

On January 31, 2025 we entered into an Evaluation Agreement with Valent whereby Valent and Edison will conduct an evaluation program on certain technologies owned by Valent. The objective of the evaluation program will be to determine respective interest in a potential business arrangement.

F-28

EDISON ONCOLOGY HOLDING CORP.

[*] Shares of Common Stock

, 2025

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated costs and expenses in connection with the sale and distribution of the securities being registered, other than placement agent fees. All expenses incurred will be paid by the Company. All of the amounts shown are estimates other than the Securities and Exchange Commission, or SEC, registration fees.

To be Paid by the Registrant
SEC registration fees	$
FINRA Filing Fee	$
NYSE American Listing Fee	$
Legal fees and expenses	$
Accounting fees and expenses	$
Printing and engraving expenses	$
Transfer agent’s fees	$
Blue Sky fees and expenses	$
Miscellaneous fees and expenses	$
Total	$

Item 14. Indemnification of Directors and Officers.

Neither our Articles of Incorporation nor our Bylaws prevent us from indemnifying our officers, directors and agents to the extent permitted under the Nevada Revised Statutes, as amended (“NRS”). NRS Section 78.751 provides that a corporation shall indemnify any director, officer, employee or agent of a corporation against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with any the defense to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to Section 78.7502(1) or 78.7502(2), or in defense of any claim, issue or matter therein.

II-1

NRS Section 78.7502(1) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he: (a) is not liable pursuant to NRS Section 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

NRS Section 78.7502(2) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he: (a) is not liable pursuant to NRS Section 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

NRS Section 78.747 provides that except as otherwise provided by specific statute or agreement, no person other than a corporation is individually liable for a debt or liability of the corporation, unless the person acts as the alter ego of the corporation. The court as a matter of law must determine the question of whether the person acts as the alter ego of a corporation.

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers or controlling persons of ours, pursuant to the foregoing provisions, or otherwise, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed hereby in the Securities Act and we will be governed by the final adjudication of such issue.

Any underwriting agreement or distribution agreement that we enter into with any underwriters or agents involved in the offering or sale of any securities registered hereby may require such underwriters or dealers to indemnify us, some or all of our directors and officers and its controlling persons, if any, for specified liabilities, which may include liabilities under the Securities Act.

See also the undertakings set out in response to Item 17 of this Registration Statement.

Item 15. Recent Sales of Unregistered Securities.

The following information is given with regard to unregistered securities sold during the preceding three years including the dates and amounts of securities sold, the persons or class of persons to whom we sold the securities, the consideration received in connection with such sales and, if the securities were issued or sold other than for cash, the description of the transaction and the type and amount of consideration received. The descriptions contained below are a summary and qualified by the agreements, if applicable, included as Exhibits to this Registration Statement. The following securities were issued in private offerings pursuant to the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, or the Securities Act and the rules promulgated thereunder.

II-2

●	In October 2018 and March 30, 2020, we issued $917,500 in principal of Series A Notes. The Series A Notes had an annual interest rate of 10.00% per annum and were convertible into shares of Common Stock at a price per share of $0.50. The Series A notes were subject to a mandatory conversion upon the us receiving gross proceeds of at least $2,000,000 from a private placement of our securities. The Series A Notes had an initial maturity date of October 5, 2020. In October 2020, the Company extended the maturity date of the Series A notes until December 31, 2020, in exchange for two percent (2%) added on the principal of each Series A Note. In exchange for the further extension of the Series A Notes until December 31, 2022, the Company issued an aggregate of 89,527 warrants to purchase Common Stock ratably amongst the Series A Note holders. In aggregate, the warrants were valued at $51,926 at issuance. On February 28, 2022, in accordance with the terms of the Series A notes the outstanding principal and accrued interest of the Series A Notes were converted into 2,438,867 shares of common stock and the Series A Notes were extinguished and of no further force or consequence.

●	Between December 2020 and March 2021, we issued $565,000 in principal of Series B Notes. The Series B Notes have an annual interest rate of 10.00% per annum. The Series B Notes had an initial maturity date of December 31, 2021. In December 2021, the Company extended the terms of the Series B Notes until December 31, 2022, in exchange for the issuance of an aggregate of 64,451 warrants to purchase Common Stock ratably amongst the Series B Note holders. In aggregate the warrants were valued at $41,893 at issuance. The warrants expire on December 31, 2025 and have an exercise price equal to 85% of the per share price of the following occurrences (i) the initial public offering price per share paid by investors, (ii) the price per share in any merger, reorganization or fundamental transaction, or (iii) the price per share where a third party purchases in excess of 50% of the voting securities of the Company. In December 2022, the Company extended the terms of the Series B Notes until June 30, 2023 (or such later time as this Registration Statement becomes effective), in exchange for an increase of the principal to 110% of the initial principal. As of January 1, 2025, the Series B Notes are convertible into an aggregate of 1,057,831 shares of Common Stock (assuming conversion upon a financing as described in the Series B Notes whereby the fully diluted capital calculation yields a lower price per share and excluding any discounts to share prices that would occur upon the completion of an initial public offering). Additionally, upon any financing of the Company, the Series B Note holders will be able to convert the Series B Note into shares of Common Stock at a price per share equal to the lesser of (a) 80% of the price paid in such offering, and (b) the price per share (applying such 80% calculation per the beginning of this sentence) that results when $8,000,000 is divided by the fully diluted capitalization of the Company. Further, upon a Liquidity Event (as defined in the Series B Notes, including an initial public offering as described in this Registration Statement), all outstanding principal and all accrued interest automatically converts into Common Stock at the lesser of (a) 85% of the price paid in such public offering, and (b) the price per share that results when $8,000,000 is divided by the fully diluted capitalization of the Company.

●	Between February 2022 and March 5, 2024, we issued an aggregate of $2,495,000 in principal of Series C Notes. The Series C Notes have an annual interest rate of 7.50% per annum and are convertible into shares of Common Stock at a price per share of $3.84. The Series C Notes have maturity dates during 2024. As of January 1, 2025, the Series C Notes are convertible into an aggregate of 770,193 shares of Common Stock (assuming voluntary conversion and excluding any discounts to share prices that would occur upon the completion of an initial public offering). Additionally, upon (i) any financing of the Company, the Series C Note holders will be able to convert the Series C Note into shares of Common Stock at a price per share equal to the lesser of (a) 90% of the price paid in such offering or the conversion price then in effect. Additionally, upon a Liquidity Event (as defined in the Series C Notes, including an initial public offering as described in this Registration Statement), all outstanding principal and all accrued interest automatically converts into Common Stock at the lesser of (a) 90% of the price paid in such public offering, (b) 90% of the implied per sha revalued received by holders of Common Stock with respect to such a Liquidity Event, or (c) the conversion price then in effect.

●	In October 2022, pursuant to certain sales of the Series C Notes, as described in the prior bullet point, we paid compensation to Colorado Financial Services Corp. as placement agent, consisting of (i) 10% cash on proceeds received pursuant to introduced investors, 3% cash as an administrative fee on investors identified by the Company, and (ii) 69,833 common shares, which were split amongst the placement agent and its principals. The shares were valued at an aggregate of $80,238 at issuance based on a fair value of the common stock of $1.149 on the grant date.

II-3

●	On June 30, 2022, we issued 180,000 shares of common stock to consultants. The aggregate shares were valued at $212,220, based on a fair value of the common stock of $1.179 on the grant date.

●	On September 30, 2022, we issued a consultant 40,000 common stock purchase warrants. The warrants have a term that expires on September 30, 2027 and an exercise price of $3.84 per share. The warrants were valued at $20,061.

●	On October 31, 2022, we issued 10,000 shares of common stock to a consultant for services. The shares were valued at $11,490, based on a fair value of the common stock of $1.149 on the grant date.

●	On January 31, 2023, we issued 20,000 shares of common stock to consultants. The aggregate shares were valued at $22,980, based on a fair value of the common stock of $1.149 on the grant date.

●	Between August 30, 2024 and October 31, 2024, we issued an aggregate of $1,650,000 in principal of Series D Notes. The Series D Notes have an annual interest rate of 10.00% per annum and as of January1, 2025, are convertible into an aggregate of 370,389 shares of Common Stock (which excludes the increase of shares that will result from the conversion discount that will automatically occur contemporaneous with the initial public offering of Common Stock pursuant to this Registration Statement). The Series D Note holders may voluntarily convert their Series D Notes into Common Stock at a $50 million pre-money valuation on a fully diluted basis. Additionally, upon an Exit Event (as defined in the Series D Notes, including certain fundamental transactions and an initial public offering as described in this Registration Statement), all outstanding principal and accrued interest automatically converts into Common Stock at the lesser of (i) a $50 Million pre-money valuation on a fully diluted basis, (ii) 80% of the price per share paid by investors in the initial public offering, and (iii) 80% of the proposed price or implied equity value (if not cash) per share in any takeover bid. In addition, at maturity, 105% of the principal and all accrued interest of the Series D Notes will convert into shares based on a $50 million pre-money valuation on a fully diluted basis. The Series D Notes may be redeemed at any time by the Company on 10 business days notice by paying to the applicable Series D Note holders ratably: (i) 110% of the principal amount of each Series D Note, (ii) all accrued but unpaid interest under such Series D Notes, and (iii) any other unpaid amounts due and payable to the Series D Note holders.

Item 16. Exhibits.

See Exhibit Index beginning on page II-8 of this Registration Statement.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (1)(i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

II-4

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i) if the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

II-5

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) That:

(i)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

II-6

SIGNATURES

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeffrey Bacha, acting alone, with full power of substitution and resubstitution and full power to act, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and all documents in connection therewith (including all post-effective amendments and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act), with the SEC, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on February 14, 2025.

Signature	Title	Date

/S/ Jeffrey Bacha	Chief Executive Officer, Director	February 14, 2025
Jeffrey Bacha	(Principal Executive Officer)

/S/ Anthony Scott Praill	Chief Financial Officer	February 14, 2025
Anthony Scott Praill	(Principal Financial and Accounting Officer

/S/ Dennis Brown	Chief Scientific Officer, Director	February 14, 2025
Dennis Brown

/S/ Neil Sankar	Chief Medical Officer	February 14, 2025
Neil Sankar

/S/ John Bell	Director	February 14, 2025
John Bell

II-7

INDEX TO EXHIBITS

Exhibit Number	Description of document
2.01 *&	Agreement and Plan of Merger between Edison Oncology Holding Corp., Edison Oncology Acquisition Corp., and NewGen Therapeutics, dated October 5, 2018
2.02 *&	Business Combination Agreement between Vincero Capital Corp. and Newgen Therapeutics, Inc. dated August 28, 2020
3.01(i) *	Amended and Restated Articles of Incorporation dated August 16, 2018
3.02(ii) *	Amended and Restated Bylaws adopted on June 29, 2023
4.01 *	Form of Series A Convertible Note
4.02 *	Form of Series B Convertible Note
4.03 *	Form of Series C Convertible Note
4.04 *	Form of Series A Extension Warrant issued to Series A Note Holders
4.05 *	Form of Series B Extension Warrant issued to Series B Note Holders
4.06 *	Form of Common Stock Warrant issued to Gerald Amato for consulting services dated April 4, 2020
4.07 *	Form of Common Stock Warrant issued to Gerald Amato for consulting services dated April 30, 2021
4.08 *	Form of Common Stock Warrant issued to Gerald Amato for consulting services dated September 30, 2022
4.09 @	Form of Series D Convertible Note
4.10 *+	Amended and Restated 2021 Omnibus Equity Incentive Plan
4.11 *+	Form of legacy stock option grants issued to employees and consultants prior to June 29, 2023
4.12 *	Form of Stock Option Grant under the Amended and Restated 2021 Omnibus Equity Incentive Plan
4.13 *	Form of Restricted Stock Unit under the Amended and Restated 2021 Omnibus Equity Incentive Plan
5.01 @	Opinion of [*]
10.01 *	Form of Series A Note Purchase Agreement
10.02 *	Form of Series C Note Purchase Agreement
10.03 *+&	Form of Consulting Agreement with Jeffrey Bacha, dated September 1, 2018
10.04 *+&	Form of Consulting Agreement with SwanBio LLC (Neil Sankar), dated November 1, 2018
10.05 *+&	Form of Consulting Agreement with CoValence, Inc. (Dennis Brown) dated January 1, 2020
10.06 *+&	Form of Consulting Agreement with John Bell, dated October 1, 2021
10.07 *	Form of Standard Consulting Agreement
10.08 *#	Form of License Agreement between Edison Oncology Holding Corporation and Apollomics Inc. dated January 31, 2021
10.09 *	Form of Right of First Negotiation / Refusal Agreement between Valent Technologies LLC and Edison Oncology Holding Corp. dated December 27, 2018
10.10 *	Form of Extension of Right of First Negotiation / Refusal Agreement between Valent Technologies LLC and Edison Oncology Holding Corp. dated April 1, 2020
10.11 *	Form of Confidentiality Agreement
10.12 *+&	Form of Consulting Agreement with Anthony Scott Praill dated February 1, 2025
10.13 @	Form of Evaluation Agreement between Valent Technologies LLC and Edison Oncology Holding Corp dated January 31, 2025
10.14 @	Form of Amendment to License Agreement between Edison Oncology Holding Corp. and Apollomics Inc. dated August [*], 2023
10.15 @	Form of Series D Convertible Note Subscription Agreement
10.16 @	Form of Evaluation Agreement with Senz Oncology Pty Ltd.
10.17 @	Form of Research and Services Agreement with ORP Oncology Research Partners
14.01 *	Code of Ethics and Business Conduct
19.01 @	Insider Trading Policy of Edison Oncology Holding Corp.
21.01 *	List of Subsidiaries
23.01 @	Consent Independent Auditor
23.02 @	Consent of [*] (Included in Exhibit 5.01)
24.01 @	Power of Attorney
101.INS*	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase.
107 @	Filing Fee Table

* Filed herewith

** Furnished herewith.

+ Indicates management contract or compensatory plan.

@ To be added by Amendment

# Certain portions of this exhibit (indicated by “[***]”) have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

& Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.

II-8